COMPLETE APPRAISAL OF
REAL PROPERTY

Eastpoint Mall
Eastern Avenue and North Point Boulevard
Baltimore, Baltimore County, Maryland






IN A SELF-CONTAINED REPORT

As of January 1, 1996







Eastpoint Mall Limited Partnership
388 Greenwich Street
28th Floor
New York, New York  10013





Cushman & Wakefield, Inc.
Valuation Advisory Services
51 West 52nd Street, 9th Floor
New York, NY  10019







March 14, 1996




Eastpoint Mall Limited Partnership
388 Greenwich Street
28th Floor
New York, New York  10019

Re: Complete Appraisal of Real Property
    Eastpoint Mall
    Eastern Avenue and North Point Boulevard
    Baltimore, Baltimore County, Maryland

Gentlemen:

In fulfillment of our agreement as outlined in the Letter of Engagement, Cushman & Wakefield, Inc. is pleased to transmit our Summary Report estimating the market value of the leased fee estate in the referenced real property.

As specified in the Letter of Engagement, the value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report.

This report was prepared for the Eastpoint Mall Limited Partnership (Client) and it is intended only for the specified use of the Client. It may not be distributed to or relied upon by other persons or entities without written permission of the Appraiser.

The  property was inspected by and the report was prepared by Jay
F. Booth. Brian J. Booth provided significant assistance in the preparation of the report and cash flows but did not inspect the property. Richard W. Latella, MAI inspected the property and has reviewed and approved the report.

This is a Complete Appraisal in a Summary Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation. The results of the appraisal are being conveyed in a Summary Report according to our agreement. As such, the report presents only a summary discussion of the data, reasoning, and analyses used in the appraisal process at hand. Supporting documentation is retained in the appraisers' file. The depth of discussion contained in this report is specific to the needs of the Client and is intended for the use stated. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

As a result of our analysis, we have formed an opinion that the market value of the leased fee estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1996, was:

                   EIGHTY ONE MILLION DOLLARS
                           $81,000,000

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and an Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.


/s/ Jay F. Booth

Jay F. Booth
Retail Valuation Group


/s/ Brian J. Booth

Brian J. Booth
Valuation Advisory Services


/s/ Richard W. Latella

Richard W. Latella, MAI
Senior Director
Retail Valuation Group
Maryland Certified General
Real Estate Appraiser License No. 10462



JFB:BJB:RWL:emf
C&W File No. 96-9064-2

                      SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name:                     Eastpoint Mall

Location:                          Eastern  Avenue and  North
                                   Point Boulevard
                                   Baltimore, Baltimore County, Maryland

Interest Appraised:                Leased fee

Date of Value:                     January 1, 1996

Date of Inspection:                January 16, 1996; January  18, 1996

Ownership:                         Eastpoint  Mall  Limited  Partnership

Land Area:                         67.121+/- Acres

Zoning:                            BM-CT  Business Major  -  Town
                                   Center Core

Highest and Best Use
                                   If    Vacant:  Retail/commercial
                                   use   built  to  its   maximum
                                   feasible F.A.R.

                                   As   Improved:  Continued  retail/
                                   commercial  use  as  a   regional
                                   shopping center.

Improvements
                                   Type:  Single level regional mall.

                                   Year Built:  1956; the mall  was
                                   enclosed  in  1972;  renovated
                                   in  1981;  and  expanded  with
                                   Sears,  atrium  offices,   and
                                   food cafe in 1991.

GLA:
                                   Ames                 58,442+/- SF
                                   Hochschild's         140,000+/- SF
                                   Sears1               87,734+/- SF
                                   J.C. Penney2         168,969+/- SF
                                   Total Anchor Stores  455,145+/- SF


                                   Enclosed Mall         242,076+/- SF
                                   Atrium Office Space   55,435+/- SF
                                   Outdoor Tenants3      110,587+/- SF
                                   Total GLA             863,243+/- SF

1  Includes T.B.A.
2  Ground lease.
3  Includes free-standing and exterior stores.

Condition:            Good

Operating Data and Forecasts

Current Occupancy:  80.4%  based on   mall   shop   GLA,   mall
                    offices, atrium office  space, and outdoor tenants.

Forecasted Stabilized Occupancy:  95.0%

Forecasted  Date of Stabilized Occupancy:  July 2000

Operating Expenses C&W  Forecast  (1996):  $3,459,317
Owner's  Budget  (1996):  $4,041,017

Value Indicators
Sales Comparison Approach: $81,000,000 to $83,000,000

Income Approach Direct Capitalization: $83,800,000

Discounted Cash Flow: $81,000,000

Investment Assumptions
Income Growth Rates
Retail  Rent  Growth:
        Flat  - 1997
        +2.0% - 1998
        +3.0% - 1999
        +3.5% - 2000-2005

Office   Rents:
        Flat  - 1997-1999
        +2.0% - 2000-2005

Expense  Growth  Rate:
        +3.5% - 1997-2005

Sales  Growth  Rate:
        Flat  - 1996
        +2.0% - 1997
        +3.0% - 1998
        +3.5% - 1999-2005

Tenant Improvements-New
        Atrium Office Tenants: $20.00/SF
        Mall Tenants: $8.00/SF
Tenant Improvements-Renewing
        Atrium Tenants: $4.00/SF
        Mall Tenants: $1.50/SF
Vacancy between Tenants
        Mall Space: 6 months
        Office Space: 6 months
Renewal Probability
        Mall Space: 70%
        Office Space: 50%
Going-In Capitalization Rate: 8.75% - 9.25%
Terminal Capitalization Rate: 9.00% - 9.50%
Cost of Sale at Reversion: 2.00%
Discount Rate: 12.00% - 12.50%
Value Conclusion: $81,000,000

Resulting Indicators
Going-In Overall Rate: 9.62%
Price per Square Foot of Owned GLA: $116.67 (based on 694,274 SF) Exposure Time Implicit in Value Conclusion: Not more than 12 months Special Risk Factors: None
Special Assumptions:

1. Throughout this analysis we have relied on information provided by ownership and management which we assume to be accurate. Negotiations are currently underway with additional mall tenants and we are advised that a few existing tenants will be leaving the mall as a result of parent company bankruptcies. All tenant specific assumptions are identified within the body of this report.

2. Our cash flow analysis and valuation has recognized that all signed as well as any pending leases with a high probability of being consummated are implemented according to the terms presented to us by Shopco. Such leases are identified within the body of this report.

3. We note that there remains a substantial amount of vacancy in the atrium office area. There has been some interest in the space although only two leases have come to fruition. We would expect that, upon leasing of this space, all build out for tenant occupancy will be performed in a workmanlike manner with quality materials consistent with that observed throughout the balance of the mall.

4.   During   1990,   the  Americans   With Disabilities Act (ADA) was passed
     by Congress. This is Civil Rights legislation which, among other things, provides for equal access to public placed for disabled persons. It applies to existing structures as of January 1992 and new construction as of January 1993. Virtually all landlords of commercial facilities and tenants engaged in business that serve the public have compliance obligations under this law. While we are not experts in this field, our understanding of the law is that it is broad- based, and most existing commercial facilities are not in full compliance because they were designed and built prior to enactment of the law. During this assignment, we noticed no additional "readily achievable barrier removal" problems, but we recommend a compliance study be performed by qualified personnel to determine the extent of non-compliance and cost to cure.

5. We are not aware of any environmental hazards or conditions on or about the property that would detract from its market value. Our physical inspection gave us no reason to suspect that such conditions might exist. However, we are not experts in the detection of environmental contaminants, or the cost to cure them if they do exist. We recommend that appropriate experts be consulted regarding these issues. Our analysis assumes that there are no environmental hazards or conditions affecting the property.

6. The forecasts of income, expenses and absorption of vacant space are not predictions of the future. Rather, they are our best estimates of current market thinking on future income, expenses and demand. We make no warranty or representation that these forecasts will materialize.

7. Please refer to the complete list of assumptions and limiting conditions included at the end of this report.


                               TABLE OF CONTENTS

                                                             Page

SUMMARY OF SALIENT FACTS AND CONCLUSIONS                        3
PHOTOGRAPHS OF SUBJECT PROPERTY                                 1
INTRODUCTION                                                    3
  Identification of Property                                    3
  Property Ownership and Recent History                         3
  Purpose and Intended Use of the Appraisal                     3
  Extent of the Appraisal Process                               3
  Date of Value and Property Inspection                         4
  Property Rights Appraised
  Definitions of Value, Interest Appraised,
   and Other Pertinent Terms                                    4
  Legal Description                                             5
REGIONAL ANALYSIS                                               6
NEIGHBORHOOD ANALYSIS                                          14
RETAIL MARKET ANALYSIS                                         15
THE SUBJECT PROPERTY                                           24
HIGHEST AND BEST USE                                           26
VALUATION PROCESS                                              27
SALES COMPARISON APPROACH                                      28
INCOME APPROACH                                                44
RECONCILIATION AND FINAL VALUE ESTIMATE                        80
ASSUMPTIONS AND LIMITING CONDITIONS                            82
CERTIFICATION OF APPRAISAL                                     84
ADDENDA                                                        85


                 PHOTOGRAPHS OF SUBJECT PROPERTY


                Main entrance to Eastpoint Mall.

        Back side of mall; food court entrance and Sears.

                        Value City store.

                           Ames store.



                          INTRODUCTION

Identification of Property
    The Eastpoint Mall is a single-level regional center located in the northeast quadrant of the Baltimore MSA. It is anchored by four department stores and includes a total gross leasable area of 863,243+/- square feet. Included in this area are the "atrium offices" which have been built out in shell form in the former Hutzler's store area. The atrium offices contain 55,435+/- square feet on two levels and connect with the lower-level mall
offices.   Since our last inspection, there have  been  no  major physical changes to the property other than tenant changes within the mall. The renovated mall, along with Sears and food court, held its grand reopening
in October 1991.   Sears  joins  J.C. Penney,  Ames  and  Hochschild's Value
City  as  anchors  to  the center.   The partnership owns all of the anchor
stores  in  fee, with the exception of J.C. Penney which is on a ground lease.

Property Ownership and Recent History
    Title to the subject property is held by Eastpoint Mall  L.P.
who   acquired  the  mall  in  November  1985  from   Bellweather
Properties. An expansion parcel (5.121+/- acres) was acquired from Baltimore Gas and Electric Foundation, Inc. for $640,125 during
1990.   The site was purchased to provide for additional  parking
needed  as  part  of  the  new  construction.   No  other   sales
transactions have occurred on the property in the last three years.

Purpose and Intended Use of the Appraisal
    The purpose of this limited appraisal is to provide a market value estimate of the leased fee estate in the subject property as of January 1, 1996. Our analysis reflects conditions prevailing as of that date. Our last appraisal was completed as of January 1, 1995 and we have focused our analysis on changes to the property and market conditions since that time. The function of this appraisal is to provide an independent valuation analysis and to assist in monitoring ownership's investment in the property.

Extent of the Appraisal Process
   In the process of preparing this appraisal, we:

- - - Inspected the exterior of the building and the site improvements and a representative sample of tenant spaces;

- - - Interviewed representatives of the property management company, Shopco;

- - - Reviewed leasing policy, concessions, tenant build-out allowances and history of recent rental rates and occupancy with the mall manager;

- - - Reviewed a detailed history of income and expenses as well as a budget forecast for 1996, including the budget for planned capital expenditures and repairs;

- - - Conducted market research of occupancies, asking rents, concessions and operating expenses at competing retail properties, including interviews with on-site managers and a review of our own data base from previous appraisal files;

- - - Prepared an estimate of stabilized income and expenses (for capitalization purposes);

- - - Prepared a detailed discounted cash flow (DCF) analysis using Pro-Ject +plus software for the purpose of discounting the forecased net income stream into a present value of the leased fee estate for the center;

- - - Conducted market inquiries into recent sales of similar regional malls to ascertain sale prices per square foot, net income multipliers, and capitalization rates. This process involved telephone interviews with sellers, buyers and/or participating brokers;

- - - Prepared Sales Comparison and Income Approaches to value; Reconciled the value indications and concluded a final value estimate for the subject in its "as is" condition; and

- - - Prepared a Complete Appraisal of real property, with the results conveyed in this Summary Report.

Date of Value and Property Inspection

    On  January  16,  1996  Jay F. Booth  inspected  the  subject
property  and  its  environs.   Richard  W.  Latella,  MAI   also
inspected the property on January 18, 1996. Our date of value is January 1, 1996.

Property Rights Appraised
    Leased Fee Estate.

Definitions of Value, Interest Appraised, and Other Pertinent Terms

    The  definition  of  market  value  taken  from  the  Uniform
Standards  of  Professional Appraisal Practice of  the  Appraisal
Foundation, is as follows:

    The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

    1.  Buyer  and seller are typically motivated;
    2. Both parties are well informed or well advised, and acting in what they consider their own best interests;
    3.  A reasonable time is allowed for exposure in the open market;
    4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
    5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

    Exposure Time
    Under Paragraph 3 of the Definition of Market Value, the value estimate presumes that "A reasonable time is allowed for exposure in the open market". Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

    The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal Institute.

    Leased Fee Estate
    An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

    Market Rent
    The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

    Market Value As Is on Appraisal Date
    The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; related to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.

Legal Description
    A legal description is retained in our files.


                        MAP OF BALTIMORE/WASHINGTON AREA


                     REGIONAL ANALYSIS

Baltimore Metropolitan Area
    The subject property is located in Carroll County, which lies approximately 25 miles northwest of the city of Baltimore. It is part of a much larger area known as the Baltimore Standard Metropolitan Area. The Baltimore Standard Metropolitan Area
(MSA) is defined by the U.S. Department of Commerce, Bureau of the Census, to include Baltimore City and the counties of Baltimore, Howard and Anne Arundel, Harford, Carroll and Queen Anne's. Queen Anne's County was added to the Baltimore MSA in 1983. In total, the Baltimore MSA encompasses 2,618 square miles.

Population Base
    A significant indicator of change within a regional economy is the rate of growth of decline in an area's population base. This has a direct and obvious effect on real estate values. Since the supply of land is fixed, the demand for real property will be affected by an increase or decrease in the population base. The pattern, in turn, is reflected in values for the whole spectrum of property types within the region.

    In addition to the more obvious relationship changes in population and property values, there are a variety of other factors which should also be considered. Accordingly, the specific location of the subject property relative to the trends within the population base must be closely examined. For example, a city with a declining population base may be experiencing a rise in property values due to its growing importance as an employment center. Also, the average household size within an area, when considered along with population trends, gives a good indication of potential demand for housing as well as goods and services within the area. The chart below illustrates the continuing movement from the city into the outlying counties. Carroll County demonstrated an overall rate of growth of 45.0 percent in the 1980-1995 period, equivalent to a 2.50 percent compound annual rate of growth. The Baltimore MSA had a modest 12.5 percent increase in population growth since 1980.

               Population Changes
                  Baltimore MSA
                      1995        1980    Percent
Baltimore MSA    2,475,052   2,199,497       12.5
Anne Arundel       463,733     370,775       25.1
Baltimore          715,986     655,615        9.2
County
Baltimore City     693,249     786,741     (11.9)
Carroll            139,691      96,356       45.0
Harford            206,517     145,930       41.5
Howard             219,313     118,572       85.0
Queen Ann's         36,563      25,508       43.3
Source: CACI: The Sourcebook of County Demographics


    It is anticipated that this growth trend will continue into the foreseeable future. According to the CACI, the Baltimore MSA is anticipated to increase its population by 4.5 percent to 2,587,057. The more rural counties such as Carroll, Harford and Howard will continue to see the largest percentage increases.

Employment Characteristics
    Until 1960, the majority of Baltimore's workforce was employed by the manufacturing industries. Centered around the Port of Baltimore, shipping and steel manufacturing were among the major economic activities in the region. With the redirection of the national economy, many firms such as Bethlehem Steel, General Motors and Maryland Dry Dock began to suffer and consequently laid off several thousand workers or ceased operations all together.

    Baltimore has been slowly restructuring its economy and this has created new jobs to fill the void left by the deterioration of the smoke-stack industries. The following chart illustrates the shifting of employment from the manufacturing sector to the service sector during the past three decades.

                                  Employment Trends
                                     Baltimore MSA
                         1960            1990              1995 *
                             % of              % of              % of
                     Nos.   Total    Nos.     Total   Nos.      Total
Construction         37.5    6.0     73.5      6.3    130.3      10.9
Manufacturing       199.0   31.6    126.9     10.9    103.9       8.7
Util./Transp./Post.  55.4    8.8     56.3      4.9     55.8       4.7
Retail/Wholesale    126.7   20.1    274.9     23.7    264.2      22.1
Finance/Insururance  32.8    5.2     75.8      6.5     70.7       5.9
Service              82.8   13.2    333.6     28.7    357.4      30.0
Government           94.8   15.1    219.4     18.9    211.0      17.7
Total             629,000  100.0  1,160,400  100.0  1,193,300   100.0
* Preliminary data through November
Source: U.S. Department of Labor, Bureau of Labor Statistics


    Over  the period 1990-1995 (Nov), the metropolitan area added only  32,800 jobs, an increase of 2.8 percent or .70 percent  per
annum.   Compared to gains in other comparably sized metropolitan
areas, this growth could be characterized as anemic.

    According to WEFA, a recognized economic consulting firm, Metropolitan Baltimore has been faring worse than the state as a whole and appears to be losing jobs in 1995. What is different about this year's performance is that the suburbs appear to be losing jobs while the city is apparently showing its first job increase in six years. Nevertheless, the metro area is now one of the weakest in the nation. Manufacturing continues to shed jobs and non-manufacturing has not been able to offset the weakness in manufacturing in 1995. Since April the MSA has lost 11,000 jobs and year-over-year job growth was negative by August. Tourism has kept retail trade activity in the positive column, but there is no sector of its economy generating sufficient stimulus to pull it forward.

    In the past, the traditional sources of job growth in the Baltimore economy were manufacturing and transportation. Manufacturing employment in Baltimore has been in decline for the past fifteen years and that trend does not appear to be changing. In fact, the Baltimore manufacturing sector has surrendered 23,000 jobs since 1990, and while the rate of decline is expected to slow, the erosion of manufacturing jobs from the local economy is expected to continue. While transportation, another important industry to Baltimore's economy, is not in decline, it is not creating jobs. Efforts to stabilize the Port of Baltimore have met with some success and railway operations are still a significant component of the local transportation sector. But the realty is that the transportation industry nationally is not expected to grow significantly and among older port cities, Baltimore still has a cost disadvantage. As of November 1995, the unemployment rate for Baltimore was 5.0 percent versus 4.5 percent for Maryland.

    Baltimore's private sector economy is now more broad based than five years ago with services, manufacturing and technology related businesses represented. This economic diversity manifests itself in the varied type of industries based in the region. The manufacturing industry still maintains a presence, along with high-tech contractors, educational institutions, retailers and financial institutions.

           Top Ten Private Employers
                 Baltimore MSA
           Company Name               No. of
                                    Employees
The John Hopkins University &         21,000
  Hospital
Westinghouse Electric Company         15,900
MNC Financial                          9,500
Bethlehem Steel Company                8,000
Baltimore Gas & Electric Company       7,900
Giant Food, Inc.                       6,400
C&P Telephone Company                  5,300
University of Maryland Medical         4,500
  System
Blue Cross & Blue Shield of            4,500
  Maryland
University of Maryland at              4,500
  Baltimore
Source: Baltimore Business Journal Books of Lists


    Currently, the State of Maryland ranks third in total number of U.S. biotech firms. Specific areas of concentration include agriculture, pharmaceuticals, biotech supplies and medical supply, service and device companies. Collectively, the Baltimore/Washington area has more scientists and engineers than any other region of the country.

    The Baltimore region is a major center for life science research, business and commerce. Acting as a catalyst in this evolutionary movement is Johns Hopkins University, the largest federally supported research university in the United States and along with its world renowned medical institutions, the region's top employer. Other institutions participating and expanding into life science research include the University of Maryland Baltimore, Morgan State University, the Maryland Biotechnology Institute and the National Institute of Health (NIH). The NIH has awarded more federal funds to the Baltimore-Washington Common Market for biomedical research and development than any other CMSA in the nation. The following chart outlines the amount and geographic distribution of these federal research and developmental funds.

                               Total R & D     National
   Institution                    Funds          Rank
                                 (000's)
Johns Hopkins University*        $648,385          1
MIT                              $287,157          2
Cornell University               $286,733          3
Stanford University              $295,994          4
University of Wisconsin          $285,982          5
University of MD, College Park   $159,510         26
University of MD, Baltimore       $75,000         65

* Figures include the Applied Physics Laboratory


    Not surprising, these large amount of funds have attracted the private sector involved in biotechnology research. As mentioned, the state ranks third in the nation in the percent concentration of biotech firms. Such companies as Nova Pharmaceuticals, Martek, Crop Genetics and major divisions of Becton Dickinson and W.R. Grace operate within the Baltimore region.

Income
    The  long  term ability of the population within an  area  to satisfy  its  material  desires for goods and  services  directly affects  the  price  levels of real estate and  can  be  measured indirectly through retail sales. One measure of the relative wealth of an area is average household disposable income which is available for the purchase of food, shelter, and durable goods. In order to present a reliable comparison of the relative wealth of the component jurisdictions in the Baltimore MSA, we have examined the effective buying power income of the region as reported by Sales & Marketing Management's Survey of Buying Power. Effective buying income is essentially income after all taxes or disposable income.

    According to the Survey of Buying Power - 1995, the Baltimore MSA had a median household Effective Buying Income (EBI) of $41,802, ranking it as the 48th highest metropolitan area in the country. Among components, the median household EBI varied from a low of $28,596 in the City of Baltimore to a household high of $58,786 in Howard County.

         Effective Buying Income
              Baltimore MSA
                 (000's)            Median
                Total EBI         Household
                                     EBI
BALTIMORE MSA    $ 44,323,057      $41,802
Anne Arundel     $  9,031,127      $49,671
Baltimore County $ 14,065,979      $42,930
Baltimore City   $  9,445,953      $28,596
Carroll          $  2,474,685      $47,894
Harford          $  3,581,952      $45,731
Howard           $  5,113,691      $58,786
Queen Anne's     $    609,670      $39,088
Source:  Sales  &  Marketing  Management, 1995 Survey of Buying Power


    An additional measure of the area's economic vitality can be found in income level distribution. Approximately 39.2 percent of all households have effective buying income in excess of $50,000. This ranges from a high of 61.4 percent in Howard County to a low of 23.1 percent in the City of Baltimore, mirroring median household EBI. This would rank the area as 18th in the country in this income category. Other east coast metropolitan areas are ranked as indicated: New York (1), Washington (4), Philadelphia (5), Boston (6), Nassau/Suffolk (8), with Chicago being second.

    A region's effective buying income is a significant statistic because it conveys the effective wealth of the consumer. This figure alone can be misleading, however, if the consumer does not spend money. Coupling Baltimore's EBI with the area's significant retail sales and strong buying power index, it is clear that residents do spend their money in the retail marketplace. The Baltimore MSA ranks 19th in retail sales, 19th in effective buying income and 19th in buying power. These statistics place the Baltimore MSA in the top 5 percent in the country.

Retail Sales
    Retail sales in the Baltimore Metropolitan Area are currently estimated to exceed $20 billion annually. As previously stated, Baltimore ranked nineteenth nationally in total retail sales for 1994, the last year for which statistics are currently available. Retail sales in this metropolitan area have increased at a compound annual rate of 4.15 percent since 1989.

            Retail Sales
    Baltimore Metropolitan Area
           (In Thousands)
                 Metropolitan
     Year           tan          % Change
                 Baltimore
     1989        $16,905,854        ---
     1990        $17,489,333       +3.45%
     1991        $17,484,100       -0.03%
     1992        $18,446,721       +5.51%
     1993        $19,610,884       +6.31%
     1994        $20,720,649       +5.66%
Compound Annual Change             +4.15%

Source: Sales and Marketing Management 1990-1994

Transportation
    Baltimore is centrally located in the Mid-Atlantic Region and has convenient access to both east coast and midwest markets. The area is served by an extensive transportation network which consists of highway, rail lines, airports, seaports, and public transportation.

    The Baltimore MSA is traversed by a series of multi-lane highways. Interstate 95 runs north-south connecting the Northeast corridor with Florida and, along with the Baltimore-Washington Expressway, provides a link between the Baltimore and Washington beltways. Interstate 83 provides access to New York and Canadian markets. Interstate 70 connects the Port of Baltimore with Pittsburgh and the Midwest. Finally, all major materials are accessible from Interstate 695, Baltimore's five lane beltway. The following chart illustrates Baltimore's close proximity to the east coast and midwest markets.

 Highway Distance from Baltimore
Boston                     392
Chicago                    668
New York                   196
Philadelphia                96
Pittsburgh                 218
Richmond                   143
Washington, D.C.            37
Source:  Department of Economic & Community Development


    The Baltimore region is served by five major and three shortline railroads including AMTRAK, Chessie System Railroads, ConRail, and Norfolk Southern Railroad. Nearly 610 railroad route miles traverse the region. AMTRAK service, originating out of Pennsylvania Station, provides access to the Northeast corridor, including Washington, Philadelphia, New York and Boston. Frequent commuter service between Washington, D.C. and Baltimore is provided by Maryland rail commuter (MARC), which operates between Baltimore, Camden, and Pennsylvania Stations and Washington Union Station, making intermediate stops at, among others, Baltimore/Washington International Airport (BWI). These stations are linked to their respective center cities by metro-rail and metro-bus systems.

    Baltimore's buses connect nearly 80 miles of the city and provide access to Annapolis, Maryland's state capital. The newly completed subway system links Baltimore's downtown region with the northwesterly suburbs, traveling 14 miles, originating at the Inner Harbor and terminating at Owings Mill. A multi-million dollar addition has been approved that will extend the existing subway from the Inner Harbor to Johns Hopkins Hospital. Proposed is a 27 mile long light rail system which will connect Hunt Valley to the north with Glen Burnie to the south, plus a spur to BWI Airport. This rail line will be a state-of-the-art, above ground rail system, electrically powered by overhead wires. The new line will run through downtown Baltimore and the Inner Harbor and will share a common station with the existing subway line at Charles Center.

    The  Baltimore/Washington Airport (BWI)  is  located  in  the southerly portion of the Baltimore SMA in Anne Arundel County, ten miles from downtown Baltimore. The modern airport hosts 18 passenger airlines that provide direct air service to 135 cities in the United States and Canada. U.S. Air is the major carrier at BWI, having 45 gates with over 170 flights a day in and out of BWI. BWI also provides service to air freight carriers with its 100,000 square foot Air Cargo Complex. When compared with Dulles and Washington National Airport, BWI services 28.6 percent of commercial passengers, 38.1 percent of commercial operations, and
57.3 percent of freight customers. BWI has spawned the development of 15 new business parks and several hotels, has created nearly 10,000 jobs, and has generated a statewide economic impact of $1.7 billion in the form of business sales made, goods and services purchased, and wages and taxes paid.

    Baltimore's water port stretches over 45 miles of developed waterfront and reaches a depth of 42 feet. With its six million square feet of warehouse and five million square feet of cold storage, the port receives 4,000 vessels yearly. These extensive facilities can accommodate general, container, bulk and break bulk cargoes; it is the second busiest containerized cargo port in the Mid-Atlantic and Gulf-Coast regions. Additionally, the port is the second largest importer and exporter of cars and trucks in the United States. The Port of Baltimore is closer to the midwest than any other east coast port and within an overnight drive of one-third of the nation's population. These are some of the reasons that the port has become a preferred destination for Pacific rim countries.

Conclusions
    The overall outlook for the Metropolitan Baltimore Area is cautiously optimistic. The economic trends of the past 20 years have profoundly impacted the development of the Baltimore MSA. The service sector has filled the void left by the demise of the heavy industries albeit with lower paying jobs. The manufacturing industries, after a long decline, have begun to stabilize. With resources being directed into urban industrial parks and enterprise zones, basic industry will continue to play an integral role in the region's economy. However, the future is in the high-tech/bio-tech industries. Funds have been allocated by the government to join private institutions, such as Johns Hopkins and private sector technical firms, in order to make Baltimore a national center for research and development.

    A  healthy  economy is the key ingredient to a  healthy  real
estate  market.   Over  the past several  years,  growth  in  the
Baltimore-Washington real estate market has been considered strong, with rapid escalation in the values of both land and buildings. On as national and international level, the Baltimore-Washington market is recognized as one of the stronger real
estate  markets.   However, within the past 30 months,  the  real
estate market has slowed somewhat. Most real estate analysts anticipate a two to three year period of slow to moderate growth before the current market is back in balance.

    From a real estate perspective, increasing consumer confidence can have only positive effects on housing and those who manufacture and distribute consumer goods. Thus, residential real estate, manufacturing plants, distribution facilities and retail complexes serve to benefit. Low interest rates are a bonus to the real estate market through lending criteria remain selective. Chronic lagging job growth, particularly among office workers, continues to adversely affect the office rental market.

    Baltimore's housing activity declined by more than the statewide average since the mid-1980s as manufacturing job losses were concentrated in the metro area. This devastated employment in the construction sector. There was a modest recovery in housing starts from the recession trough of 11.7 million units in 1991, but they only reached 13.8 million in 1993. Job losses since April 1995 have depressed housing activity as housing permits are down by 14.3 percent year-to-date. Non-residential construction is providing some support to the overall construction sector due to the work on several large projects. Non-residential permit values are up 85 percent through August from 1994 levels.

    Thus, over a long term, the Baltimore region benefits from a diversified economic base which should protect the region from the effects of wide swings in the economy. The region's strategic location along the eastern seaboard and its reputation as a major business center should further enhance the area's long term outlook. Thus, while the current short term economic outlook may cause real estate values to remain stable, a more optimistic long term outlook should have positive influences upon real estate values.

Summary
    - Baltimore is the nineteenth largest metropolitan area in the country. Just by sheer size, the region represents a broad marketplace for all commodities including real estate.

    - The region's economy is diversified with the service industries now the largest single sector; manufacturing has stabilized after three decades of decline. The outlook for continued expansion and investment in the biotechnology field is excellent led by the renowned John Hopkins University.

    - Regional economic trends point toward an era of modest growth which, over time, should eventually alleviate the current imbalance between supply and demand for some types of real property. However, only those with a desirable location and functional design will outperform inflation in the general economy.

                             NEIGHBORHOOD ANALYSIS

General
    Eastpoint Mall is located in Baltimore County on the northern portion of the Dundalk peninsula, one mile east of Baltimore City limits. It is conveniently located between Eastern Avenue, North Point Boulevard, and Interstate 695. Although it has access and visibility from Eastern Avenue and North Point Boulevard, which both have access off Interstate 695, the property is not visible from the interstate.

Land Use Patterns
    Immediately surrounding the Eastpoint Mall is a diverse mix of land uses, including office, retail, residential, and industrial. Directly opposite Eastpoint Mall on Eastern Avenue is an older neighborhood shopping center with a mix of discount retailers. Across North Point Boulevard are some office users, most notably Eastpoint Office Park consisting of approximately 92,000+/- square feet of Class B+/- office space.

    The surrounding residential areas are made up of older, well-kept single- and multi-family homes. There is a balance of schools, churches, services and neighborhood amenities indicating stability of the area. Although industrial parks and the Baltimore City Sewage Treatment Plant are nearby, these uses are geographically isolated so as not to affect the character of the surrounding residential neighborhoods.

Summary
    The outlook for the immediate neighborhood is one of cautious optimism. The neighborhood is relatively mature and built-up. The subject's most promising growth potential is seen in capturing a greater market share from its principal competitors, the Golden Ring Mall and the White Marsh Mall. The addition of a 10-screen theater complex across Eastern Avenue should help to generate additional traffic for the area.

                             RETAIL MARKET ANALYSIS

Trade Area Analysis
    Overview
    A retail center's trade area contains people who are likely to patronize that particular property. These customers are drawn by a given class of goods and services provided by a particular tenant mix. The fundamental drawing power comes from the strength of anchor tenants at the center, as well as the national, regional, and local tenants which complement and support the anchors. A successful combination of these elements creates a destination for customers seeking a variety of goods and services, as well as comfort and convenience of an integrated shopping environment.

    In order to define and analyze the market potential for a property such as the subject, it is important to first establish boundaries of the trade area from which the subject will draw its customers. In some cases, defining the trade area may be complicated by the existence of other retail facilities on main thoroughfares within trade areas that are not clearly defined, or whose trade areas overlap with that of the subject. Therefore, transportation and access, location of competition, and geographical boundaries tend to set barriers for the subject's potential trade area.

Scope of Trade Area
    Traditionally, a retail center's sales are principally generated from within its primary trade area, which is typically within reasonably close geographic proximity to the property itself. Generally, between 55.0 and 65.0 percent of a center's sales are generated from within its primary trade area. The secondary trade area generally refers to more outlying areas which provide less frequent customers. Residents within the secondary trade area would be more likely to shop closer to home due to time and travel constraints. An additional 20.0 to 25.0 percent of a center's sales will be generated from secondary areas. Finally, tertiary or peripheral trade areas refer to more distant locations from which occasional customers reside. These residents may be drawn to the center by a particular service or store which is not found locally. Industry experience shows that between 10.0 and 15.0 percent of a center's sales are derived from customers residing outside the trade area. This potential is commonly referred to as inflow.

Trade Area Definition
    A complete discussion of the subject's potential trade area is beyond the scope of this assignment. Our Original Appraisal provided a detailed analysis of the potential boundaries for the subject's potential draw, along with complete discussions of area competition. The analysis concluded that Eastpoint's primary and secondary trade areas most closely resemble those zip codes
presented  in a study by Stillerman & Jones (1993).   This  trade
area has been identified as containing a total of 11 zip codes that are bounded roughly by Joppa Road (north), St. Paul Street
(west), and the Chesapeake Bay (south and east).

    The Primary Market segment, which generally falls within a 3-mile radius of the center, includes the major zip code communities of Dundalk, Essex, Rosedale, and Highlandtown. In the 1993 Stillerman survey, it was estimated that approximately
55.0 percent of the subject's shoppers reside within the Primary Market area. Eastpoint's Primary Market zip codes are as follows:

       Primary Trade Area
   Zip Code       City/Location
     21202            21221
     21205            21222
     21213            21224
     21219            21231
Source:  Stillerman & Jones


    The Secondary Market encompasses several additional communities that generally fall within an 8 to 10 minute drive of the property, approximately a 5 to 6 mile radius of the subject site. The following chart lists Secondary Market zip codes:


         Secondary Trade Area
  Zip Code      Zip Code    Zip Code
   21206         21220        21237
Source:  Stillerman & Jones


    We have utilized this zip code-based survey in order to analyze the subject's trade area. To lend additional perspective, we have separated the trade area into the Primary and Secondary segments. The table on the Facing Page presents an overview of the subject's Primary and Secondary trade areas as reported by Equifax National Decision Systems. A complete report is included in the Addenda to this appraisal.


             TABLE ILLUSTRATING DEMOGRAPHIC STATITICS IN EASTPOINT
     MALLS'S TRADE AREA, BALTIMORE MSA, STATE OF MARYLAND AND UNITED STATES

Population
    Over the course of the past five years, population within the Primary Trade Area has been declining at a compound annual rate of 0.10 percent per year. Current estimates show a Primary Market population of 277,947. Through 2000, population is projected to grow at an annual rate of 0.22 percent per year. Population within the Secondary Market is estimated at 115,463 and has been growing at a rate of 0.20 percent per annum since 1990. Secondary Market population growth is forecasted to grow by 0.39 percent per year through 2000.

    The graphic on the following page presents forecasted population growth within the subject's Primary and Secondary trade areas over the next five years. As can be seen, areas to the east in Baltimore County are projected to see the highest growth. The majority of the trade area is expected to see only moderate growth through 2000. Nonetheless, it is important to recognize that this total trade area contains nearly 393,410 people with fair to moderate aggregate purchasing power. As with other areas of the Baltimore MSA, population growth has been occurring in outlying suburban areas.


         MAP ILLUSTRATING PROJECTED POPULATION GROWTH FROM 1995 - 2000
                      IN EASTPOINT MALL'S TOTAL TRADE AREA


Household Trends
    Household formation within the subject's Primary Trade Area has been growing at a faster pace than population growth. This is a national phenomenon generally brought on by higher divorce rates, younger individuals postponing marriage, and population living longer on average. Between 1990 and 1995, the Primary Trade Area added 3,662 households, a 3.5 percent increase or 0.69 percent per year. Over the next five years, household formation is projected to increase at an annual rate of 0.72 percent per year.

    Household formation is an important statistic for retailers in that household units provide the demand necessary for the purchase of goods and services. With household persons per household is declining. Accordingly, household size is forecasted  to  continue to decrease from its present  figure  of
2.57 persons per unit, to 2.50 persons per household in 2000.

Trade Area Income
    Another significant statistic for retailers is the income potential within the Primary Trade Area. The subject's Primary Market shows an average household income of about $35,448, with a per capita income of $14,113. The Secondary Market has an average household income of $40,731. By comparison, the Baltimore MSA has an average household income of $52,158, while the United States has an average of about $46,791.

    Provided on a Following Page is a graphic presentation of average household income within the Primary and Secondary trade areas of the subject's market. As can be seen, areas to the north, south and east have the highest levels of income.


                 MAP ILLUSTRATING 1995 AVERAGE HOUSEHOLD INCOME
                      IN EASTPOINT MALL'S TOTAL TRADE AREA


Retail Sales
    Retail sales and sales growth are also indicators which retailers watch closely. Retail sales provide important insight into regional economic trends and the relative health of surrounding areas. The following table charts historic retail sales trends within the subject's region.

                Retail Sales Trends (000)
            Baltimore                 State of     Washington
   Year       County   Baltimore      Maryland        D.C.
                          MSA                         MSA
   1985     $5,402,509 $13,681,848   $28,863,392  $25,219,988
   1990     $6,971,038 $17,489,333   $36,836,986  $32,925,657
   1993     $7,872,419 $19,610,884   $40,363,984  $39,205,140
   1994     $7,974,328 $20,720,649   $44,183,971  $43,632,568

CAGR: 85-94    +4.42%      4.72%        4.84%        6.28%
CAGR: 90-94    +3.42%      4.33%        4.65%        7.29%

Source:  Sales & Marketing Management "Survey  of  Buying Power"


    From the survey, it is evident that retail sales within Baltimore County have been growing at a compound annual rate of
3.42 percent since 1990, lower than the Baltimore MSA and Washington D.C.

Subject Property Sales
    While retail sales trends within the MSA and region lend insight into the underlying economic aspects of the market, it is the subject's sales history that is most germane to our analysis.

Mall Shop Sales
    Sales reported for mall shops at the subject property can be broken down into various components, including total shop sales, comparable or same-store sales (mature sales), and new store sales. Total mall shop sales include new tenants, mature tenants, and those tenants which are terminated during the year. The following table tracks sales at the subject property based upon total mall shop GLA.

               Subject Mall Shop Sales
           Total            Applicable     Sales
  Year     Sales      %         GLA       Per Sq.     %
           (000)   Change                    Ft.     Change
  1989    $50,077       --   276,302       $181.20       --
  1990    $56,912  +13.65%   297,486       $191.30  + 5.57%
  1991    $52,848   -7.14%   320,680       $164.80  -13.85%
  1992    $60,987  +15.40%   341,091       $178.80   +8.50%
  1993    $64,290   +5.42%   341,242       $188.40   +5.37%
  1994    $69,459   +8.04%   327,020       $212.40  +12.74%
  1995    $70,338   +1.27%   327,001       $215.10   +1.27%
CAGR: 89-95    --    5.83%        --            --    2.90%
CAGR: 92-95    --    4.87%        --            --    6.35%

Includes all mall shop sales; does not reflect  mature or same-store sales.

    Aggregate mall shop sales have increased at a compound annual rate of 5.83 percent per year since 1989. In this regard, sales increased from approximately $50.1 million in 1989 to $70.3 million in 1995. Abstracting a unit rate for each year based upon total reporting GLA, sales in 1995 reportedly increased to $215.10 per square foot. This figure is skewed, however, due to the inclusion of partial year tenants, both new and terminating stores.

    A better gauge of mall shop sales can be measured by same-store or "Mature Sales" as reported by Shopco. These comparable store sales reflect annual performance for stores open and reporting sales for the full prior year period. The following chart shows "Mature Sales" for the subject property.

               Mature Store Sales
    Year       Sales Per Sq. Ft.    % Change
    1991            $201.50            --
    1992            $209.50         +  3.97%
    1993            $209.80         +  0.14%
    1994            $235.30         + 12.15%
    1995            $235.10         -  0.09%
Includes  mature store sales only; excludes  new tenants & terminated tenants.


    From the data, it is clear that same-store sales at the subject property have increased substantially over previous years, declining slightly over 1994 figures. For 1995, mature store sales reached $235 per square foot at the subject property.

Department Store Sales
    Department store sales at the subject property reportedly reached $74.8 million in 1995, reflecting a 2.5 percent increase over 1994 figures. The indicated overall sales average per square foot is $164. The following chart shows a history of anchor store sales for the subject.

             Subject Anchor Sales (000)
  Year      Value     Ames     JC Penney    Sears
            City
  1989      $18,729  $  9,012     $14,827         --
  1990      $23,669  $  8,198     $14,282         --
  1991      $25,240  $  9,059     $13,287   $  4,964
  1992      $26,505  $  8,908     $14,122    $12,281
  1993      $28,002   $10,365     $15,326    $14,860
  1994      $29,384   $10,620     $15,566    $17,364
  1995      $29,177  $  9,897     $17,738    $17,968
CAGR: 89-95   7.67%     1.57%       3.03%         --
CAGR: 92-95   3.25%     3.57%       7.90%     13.52%

    As can be seen, department store sales have grown at a compound annual rate of about 6.55 percent per year since 1992. Sears has shown the strongest overall growth at 13.52 percent, while JC Penney has had growth of 7.90 percent per annum. JC Penney is on ground lease terms and not part of owned GLA.

Primary Competition
    As  further  discussion  of  the subject's  position  in  the market, it is necessary that we briefly review the nature of area
competition.   The subject property competes most  directly  with
the Galleria Ring Mall and the White Marsh Mall.

    The Galleria Ring Mall continues to be Eastpoint's most direct competition located 3+/- miles northeast of the subject at Interstate 695 and Routes 7 and 40. The mall was built in 1974 and renovated in 1992. Total GLA is about 718,988+/- square feet on two-levels. Golden Ring is anchored by Caldor (144,610 square
feet),  Hecht's  (149,600  square  feet),  and  Montgomery   Ward
(168,688 square feet), with theaters and a free-standing strip. Occupancy is reported to be around 95.0 percent, with average mall shop sales of $221 per square foot, up from about $213 per square foot in 1993. Four theaters were added to the mall in 1994 and crime continues to be a problem for this center.

    The White Marsh Mall, approximately 6+/- miles to the north, is the subject's other competitive center, competing for portions of
Eastpoint's  secondary  trade area and upper-end  shoppers.   The
mall is situated on 140+/- acres at Silver Spring Road and Interstate 95 and contains approximately 1,145,000+/- square feet. Anchors include Hecht's (120,000 square feet), JC Penney (132,000 square feet), Macy's (195,000 square feet), and Sears (163,000
square  feet).   The  former Woodward &  Lothrop  store  (164,000
square feet) is still vacant following its closing and management reports that there are no negotiations underway for the space. This two-level, enclosed mall was constructed in 1981 and contains approximately 180+/- mall shops. Average mall shop sales are reported to be slightly over $300 per square foot, with occupancy near 100.0 percent. White Marsh is firmly positioned as a higher-end center with a complimentary mix of tenants
serving  a  more  upscale  shopper.   A  considerable  amount  of
development has been occurring around White Marsh. In 1994, the mall added a Warner Brothers superstore and additional theaters.

    These two properties compete most directly with Eastpoint and create formidable boundaries to the subject's potential trade area.

Proposed Competition
    To the best of our knowledge, there are no proposed retail centers that would compete directly with the subject property.

Secondary Competition
    The subject property is also influenced to some degree by secondary competition within the surrounding areas, including large community centers, big box users, and discounters.

Conclusion
    We have analyzed the retail trade area for the subject property, along with profiles of the Baltimore MSA and Baltimore County. This type of analysis is necessary in order to make reasonable assumptions regarding the continued performance of the subject property. Our trade area profile has been based upon a zip code-based survey of shoppers frequenting the property.

    The following points summarize our key conclusions regarding the subject property and its trade area:

    - The subject enjoys an accessible location within the heart of the nation's 14th largest MSA.

    - Despite existing competition, Eastpoint Mall is an established mall with a history of customer loyalty. Its strategic location dominates the southeast portion of Baltimore County and northeast quadrant of Baltimore City.

    - Baltimore County has the largest population in the MSA outside of the City of Baltimore. Generally, its economy has become increasingly diversified over the last decade. Throughout the 1980s the county gained in affluence. With approximately 29 percent of the MSA's population, the county has averaged over 40 percent of the metropolitan area's retail sales.

    - The subject's trade area has declined slightly in population, primarily as a result of the outmigration of residents from Baltimore City.

    - Competition exists most directly with the Golden Ring Mall. Golden Ring, together with the subject, have similar merchandising themes targeted to the middle income, blue collar residents that form the basis for the trade area. The subject's expansion, renovation and remerchandising has been timely and should continue to result in increased market share. Indications show that Golden Ring has suffered at the expense of Eastpoint. Concurrently, we see a pronounced shift in tenants offering better merchandising that, in our opinion, more firmly positions the subject's competitive structure relative to Golden Ring and the White Marsh Mall.

    - In view of the projected continued erosion of the City of Baltimore's population, management has redirected marketing efforts to focus on areas within and proximate to the trade area that have the most potential for growth. Continued efforts should be made to carefully select tenants that fit the profile of the customer base.

    On balance, it is our opinion that, with competent management and aggressive marketing, the subject property should remain a viable retail entity into the foreseeable future. Our outlook for the subject's region continues to be positive, with below average prospects for growth.

                              THE SUBJECT PROPERTY

Property Description
    Eastpoint Mall contains a total GLA of 863,243+/- square feet. Of this total, the enclosed mall consists of 297,511+/- square feet and separate freestanding structures contain 565,732+/- square feet, including anchors, free-standing buildings, and outdoor tenants. The existing 67.121+/- acre site provides parking for over 4,500 cars.

    The subject has successfully positioned itself against its competition through renovation and remerchandising over the past
two  to  three  years.   The addition of natural  light  and  the
inclusion of tasteful pastel colors and neon accent lighting has transformed the mall's image from bland to a more contemporary
atmosphere.    One   of  the  biggest  changes   has   been   the
transformation of the former Hutzler's space to contain the mall's new food court on the main concourse level as well as the
atrium  offices  on  the  remaining two  levels.   These  offices
consist  of a total rentable area of 55,435+/- square feet and  are
targeted  to smaller service and professional firms.   While  the
food court has caught on and is doing well, the offices continue to have difficulty in attracting tenants. We relate this to the fact that an office use in a traditional mall is typically a difficult concept to market. In addition, the general location is considered secondary in relation to other quadrants of the MSA that contain the bulk of the regions' office component.

    Since our previous report there have been no major changes to
the  subject  property.   Several lease transactions  have  taken
place  along  with lease renewals for some existing tenants.   We
are advised that management has considered bringing in Service Merchandise as a so-called fifth anchor on the former Firestone
outpad.   Service Merchandise would occupy a 50,000+/- square  foot
store on ground lease terms. Although we have not reflected a deal of this nature, the addition would create additional draw to the center.

    Structurally and mechanically, improvements appear to be in good condition. Our review of the local environs reveals that there are no external influences which negatively impact the value of the subject property. Although crime has been an increasingly visible problem at area malls, the subject has taken appropriate action to combat such an image problem with heightened security measures.

Real Property Taxes and Assessments
    The gross assessment for the subject for the fiscal tax year (July 1994 through June 1995) is $16,912,090. Real estate taxes for the 1994/1995 tax period are $586,457.95. Taxes are increased on July 1st for the next fiscal tax period. Ownership has budgeted $598,600 for real estate taxes in calendar year 1996, comparable to the 1995 budget. This figure includes the projected increase in taxes on July 1st. We have utilized their projection in our cash flow.

Zoning
    The  subject property is zoned BM-CT, Business Major  -  Town
Center by Baltimore County. Based on conversations with the county zoning office, the subject's current retail/commercial use is in conformance with the intent of this district.

    We know of no deed restrictions, private or public, that further limit the subject property's use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

                              HIGHEST AND BEST USE

    According  to the Dictionary of Real Estate Appraisal,  Third
Edition (1993), a publication of the Appraisal Institute, the highest and best use is defined as:

    The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

    We evaluated the site's highest and best use both as currently improved and as if vacant in the Original Report. After considering all the uses which are physically possible, legally permissible, financially feasible, and maximally productive, it is our opinion that a concentrated retail use built to its maximum feasible F.A.R. is the highest and best use of the mall site as though vacant. Similarly, we have considered the same criteria with regard to the highest and best use of the site as improved. After considering all pertinent data, it is our conclusion that the highest and best use of the site as improved is for its continued retail/commercial use. We believe that such a use will yield to ownership the greatest return over the longest period of time.

                               VALUATION PROCESS

    Appraisers typically use three approaches in valuing real property: The Cost Approach, the Income Approach and the Sales Comparison Approach. The type and age of the property and the quantity and quality of data effect the applicability in a specific appraisal situation.

    The Cost Approach renders an estimate of value based upon the price of obtaining a site and constructing improvements, both with equal desirability and utility as the subject property. Historically, investors have not emphasized cost analysis in purchasing investment grade properties such as regional malls. The estimation of obsolescence for functional and economic conditions as well as depreciation on improvements makes this approach difficult at best. Furthermore, the Cost Approach fails to consider the value of department store commitments to regional shopping centers and the difficulty of site assemblage for such properties. As such, the Cost Approach will not be employed in this analysis due to the fact that the marketplace does not rigidly trade leased shopping centers on a cost/value basis.

    The  Sales  Comparison Approach is based on  an  estimate  of value derived from the comparison of similar type properties which have recently been sold. Through an analysis of these sales, efforts are made to discern the actions of buyers and sellers active in the marketplace, as well as establish relative unit values upon which to base comparisons with regard to the mall. This approach has a direct application to the subject property. Furthermore, this approach has been used to develop investment indices and parameters from which to judge the reasonableness of our principal approach, the Income Approach.

    By definition, the subject property is considered an income/ investment property. Properties of this type are historically bought and sold on the ability to produce economic benefits, typically in the form of a yield to the purchaser on investment capital. Therefore, the analysis of income capabilities are particularly germane to this property since a prudent and knowledgeable investor would follow this procedure in analyzing its investment qualities. Therefore, the Income Approach has been emphasized as our primary methodology for this valuation. This valuation concludes with a final estimate of the subject's market value based upon the total analysis as presented herein.

                           SALES COMPARISON APPROACH

Methodology
    The Sales Comparison Approach provides an estimate of market value by comparing recent sales of similar properties in the surrounding or competing area to the subject property. Inherent in this approach is the principle of substitution, which holds that, when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

    By analyzing sales that qualify as arms-length transactions between willing and knowledgeable buyers and sellers, market value and price trends can be identified. Comparability in physical, locational, and economic characteristics is an important criterion when comparing sales to the subject property. The basic steps involved in the application of this approach are as follows:

    1. Research recent, relevant property sales and current offerings throughout the competitive marketplace;

    2. Select and analyze properties considered most similar to the subject, giving consideration to the time of sale, change in economic conditions which may have occurred since date of sale, and other physical, functional, or locational factors;

    3. Identify sales which include favorable financing and calculate the cash equivalent price; and

    4. Reduce the sale prices to a common unit of comparison, such as price per square foot of gross leasable area sold;

    5. Make appropriate adjustments between the comparable properties and the property appraised; 6. Interpret the adjusted sales data and draw a logical value conclusion.

    The most widely-used, market-oriented units of comparison for properties such as the subject are the sale price per square foot of gross leasable area (GLA) purchased, and the overall capitalization rate extracted from the sale. This latter measure will be addressed in the Income Approach which follows this methodology. An analysis of the inherent sales multiple also lends additional support to the Sales Comparison Approach.

Market Overview
    The typical purchaser of properties of the subject's caliber includes both foreign and domestic insurance companies, large retail developers, pension funds, and real estate investment trusts (REIT's). The large capital requirements necessary to participate in this market and the expertise demanded to successfully operate an investment of this type, both limit the number of active participants and, at the same time, expand the geographic boundaries of the marketplace to include the international arena. Due to the relatively small number of market participants and the moderate amount of quality product available in the current marketplace, strong demand exists for the nation's quality retail developments.

    Most  institutional  grade  retail properties  are  existing, seasoned centers with good inflation protection. These centers offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. They tend to be characterized as having three to five department store anchors, most of which are dominant in the market. Mall shop sales are at least $300 per square foot and the trade area offers good growth potential in terms of population and income levels. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated their renovation and remerchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities continue to be serious impediments to new retail developments.

    Over the past 18+/- months, we have seen real estate investment return to favor as an important part of many institutional
investors'   diversified  portfolios.   Banks  are   aggressively
competing for business, trying to regain market share lost to Wall Street, while the more secure life insurance companies are also reentering the market. The re-emergence of real estate investment trusts (REITs) has helped to provide liquidity within the real estate market, pushing demand for well-tenanted, quality property, particularly regional malls. Currently, REITs are one of the most active segments of the industry and are particularly attractive to institutional investors due to their liquidity.

    The market for dominant Class A institutional quality malls is tight, as characterized by the limited amount of good quality product available. It is the consensus that Class A property would trade in the 7.0 to 8.0 percent capitalization rate range. Conversely, there are many second tier and lower quality malls offered on the market at this time. With limited demand from a much thinner market, cap rates for this class of malls are felt to be in the much broader 8.5 to 15.0 percent range. Reportedly, there are 50+/- malls on the market currently. Pessimism about the long term viability of many of these lower quality malls has been fueled by the recent turmoil in the retail industry. It is felt that the subject resides on the better quality end of this latter category.

    To better understand where investors stand in today's marketplace, we have surveyed active participants in the retail investment market. Based upon our survey, the following points summarize some of the more important " hot buttons " concerning investors:

          1. Occupancy Costs - This " health ratio " measure is of fundamental concern today. Investors like to see ratios under 13.0 percent and become quite concerned when they exceed 15.0 percent. This appears to be by far the most important issue to an investor today. Investors are looking for long term growth in cash flow and want to realize this growth through real rent increases. High occupancy costs limit the amount of upside through lease rollovers.

          2. Market Dominance - The mall should truly be the dominant mall in the market, affording it a strong barrier to entry. Some respondents feel this is more important than the size of the trade area itself.

          3. Strong Anchor Alignment - Having at least three department stores, two of which are dominant in that market. The importance of the traditional department store as an anchor tenant has returned to favor after several years of weak performance and confusion as to the direction of the industry. As a general rule, most institutional investors would not be attracted to a two-anchor mall.

          4. Dense Marketplace - Several of the institutional investors favor markets of 300,000 to 500,000 people (at least 150,000 households) or greater within a 5 to 7 mile radius. Population growth in the trade area is also very important. One advisor likes to see growth 50.0 percent better than the U.S. average. Another investor cited that they will look at trade areas of 200,000+/- but that if there is no population growth forecasted in the market, a 50+/- basis point adjustment to the cap rate at the minimum is warranted.

          5. Income Levels - Household incomes of $50,000+ which tends to be limited in many cases to top 50 MSA locations.

          6. Good Access - Interstate access with good visibility and a location within or proximate to the growth path of the community.

          7. Tenant Mix - A complimentary tenant mix is important. Mall shop ratios of 35+/- percent of total GLA are considered average with
              75.0 to 80.0 percent allocated to national tenants. Mall shop sales of at least $250 per square foot with a demonstrated positive trend in sales is also considered to be important.

          8. Physical Condition - Malls that have good sight lines, an updated interior appearance, and a physical plant in good shape are looked upon more favorably. While several developers are interested in turn-around situations, the risk associated with large capital infusions can add at least 200 to 300 basis points onto a cap rate.

          9. Environmental Issues - The impact of environmental problems cannot be understated. There are several investors who won't even look at a deal if there are any potential environmental issues no matter how seemingly insignificant.

         10. Operating Covenants - Some buyers indicated that they would not be interested in buying a mall if the anchor store operating covenants were to expire over the initial holding period.
              Others weigh each situation on its own merit. If it is a dominant center with little likelihood of someone coming into the market with a new mall, they are not as concerned about the prospects of loosing a department store. If there is a chance of loosing an anchor, the cost of keeping them must be weighed against the benefit. In many of their malls they are finding that traditional department stores are not always the optimum tenant but that a category killer or other big box use would be a more logical choice.

    In the following section we will discuss trends which have become apparent over the past several years involving sales of regional malls.

Regional Mall Property Sales
    Evidence has shown that mall property sales which include anchor stores have lowered the square foot unit prices for some comparables, and have affected investor perceptions. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues affecting department store anchors. Traditionally, department stores have been an integral component of a successful shopping center and, therefore, of similar investment quality if they were performing satisfactorily.

    During the 1980's a number of acquisitions, hostile take-overs and restructurings occurred in the department store industry which changed the playing field forever. Weighted down by intolerable debt, combined with a slumping economy and a shift in shopping patterns, the end of the decade was marked by a number of bankruptcy filings unsurpassed in the industry's history. Evidence of further weakening continued into 1991-1992 with filings by such major firms as Carter Hawley Hale, P.A. Bergner & Company, and Macy's. In early 1994, Woodward & Lothrop announced their bankruptcy involving two department store divisions that dominate the Philadelphia and Washington D.C. markets. Recently, most of the stores were acquired by the May Department Stores Company, effectively ending the existence of the 134 year old Wanamaker name, the nation's oldest department store company. More recently, however, department stores have been reporting a return to profitability resulting from increased operating economies and higher sales volumes. Sears, once marked by many for extinction, has more recently won the praise of analysts. Federated Department Stores has also been acclaimed as a text book example on how to successfully emerge from bankruptcy. They have merged with Macy's and more recently acquired the Broadway chain to form one of the nation's largest department store companies.

    With all this in mind, investors are looking more closely at the strength of the anchors when evaluating an acquisition. Most of our survey respondents were of the opinion that they were indifferent to acquiring a center that included the anchors versus stores that were independently owned if they were good performers. However, where an acquisition includes anchor stores, the resulting cash flow is typically segregated with the income attributed to anchors (base plus percentage rent) analyzed at a higher cap rate then that produced by the mall shops.

    However, more recent data suggests that investors are becoming more troubled by the creditworthiness of the mall shops. With an increase in bankruptcies, store closures and consolidations, we see investors looking more closely at the strength and vulnerabilities of the in-line shops. As a result, there has been a marked trend of increasing capitalization rates.


                     TABLE SHOWING 1995 REGIONAL MALL SALES

                     TABLE SHOWING 1994 REGIONAL MALL SALES


    Cushman & Wakefield has extensively tracked regional mall transaction activity for several years. In this analysis we will show sales trends since 1991. Summary charts for the older sales (1991-1993) are provided in the Addenda. The more recent sales (1994/1995) are provided herein. These sales are inclusive of good quality Class A or B+/- properties that are dominant in their
market.   Also  included  are weaker properties  in  second  tier
cities that have a narrower investment appeal. As such, the mall sales presented in this analysis show a wide variety of prices on a per unit basis, ranging from $59 per square foot up to $556 per square foot of total GLA purchased. When expressed on the basis of mall shop GLA acquired, the range is more broadly seen to be
$93   to  $647  per  square  foot.   Alternatively,  the  overall
capitalization rates that can be extracted from each transaction range from 5.60 percent to rates in excess of 11.0 percent.

    One obvious explanation for the wide unit variation is the inclusion (or exclusion) of anchor store square footage which has the tendency to distort unit prices for some comparables. Other sales include only mall shop area where small space tenants have higher rents and higher retail sales per square foot. A shopping center sale without anchors, therefore, gains all the benefits of anchor/small space synergy without the purchase of the anchor square footage. This drives up unit prices to over $250 per square foot, with most sales over $300 per square foot of salable area. A brief discussion of historical trends in mall transactions follows.

    - The fourteen sales included for 1991 show a mean average price per square foot sold of $282. On the basis of mall shop GLA sold, these sales present a mean of $357. Sales multiples range from .74 to 1.53 with a mean of 1.17. Capitalization rates range from 5.60 to 7.82 percent with an overall mean of 6.44 percent. The mean terminal capitalization rate is approximately 100 basis points higher, or 7.33 percent. Yield rates range between 10.75 and 13.00 percent, with a mean of 11.52 percent for those sales reporting IRR expectancies.

    - In 1992, the eleven transactions display prices ranging from $136 to $511 per square foot of GLA sold, with a mean of $259 per square foot. For mall shop area sold, the 1992 sales suggest a mean price of $320 per square foot. Sales multiples range from .87 to 1.60 with a mean of
        1.07. Capitalization rates range between 6.00 and 7.97 percent with the mean cap rate calculated at 7.31 percent for 1992. For sales reporting a going-out cap rate, the mean is shown to be 7.75 percent. Yield rates range from 10.75 to around 12.00 percent with a mean of 11.56 percent.

    - For 1993, a total of sixteen transactions have been tracked. These sales show an overall average sale price of $242 per square foot based upon total GLA sold and $363 per square foot based solely upon mall GLA sold. Sales multiples range from .65 to 1.82 and average 1.15. Capitalization rates continued to rise in 1993, showing a range between
        7.00 and 10.10 percent.  The overall mean has been calculated to be
        7.92 percent. For sales reporting estimated terminal cap rates, the mean is also equal to 7.92 percent. Yield rates for 1993 sales range from 10.75 to 12.50 percent with a mean of 11.53 percent for those sales reporting IRR expectancies. On balance, the year was notable for the number of dominant Class A malls which transferred.

    - Sales data for 1994 shows fourteen confirmed transactions with an average unit price per square foot of $197 per square foot of total GLA sold and $288 per square foot of mall shop GLA. Sales multiples range from .57 to 1.43 and average .96. The mean going-in capitalization rate is shown to be 8.37 percent. The residual capitalization rates average 8.13 percent. Yield rates range from 10.70 to 11.50 percent and average 11.17 percent. During 1994, many of the closed transactions involved second and third tier malls. This accounted for the significant drop in unit rates and corresponding increase in cap rates. Probably the most significant sale involved the Riverchase Galleria, a 1.2 million square foot center in Hoover, Alabama. LaSalle Partners purchased the mall of behalf of the Pennsylvania Public School Employment Retirement System for $175.0 million. The reported cap rate was approximately 7.4 percent.

    - Cushman & Wakefield has researched 14 mall transactions for 1995. With the exception of Sale No. 95-1 (Natick Mall) and 95-2 (Smith Haven
        Mall), by and large the quality of malls sold are lower than what has been shown for prior years. For example, the average transaction price has been slipping. In 1993, the peak year, the average deal was nearly $133.8 million. Currently, it is shown to be $90.7 million which is even skewed upward by Sale Nos. 95-1 and 95-2. The average price per square foot of total GLA is calculated to be $152 per square foot. The range in values of mall GLA sold are $93 to $607 with an average of $275 per square foot. Characteristic of these lesser quality malls would be higher initial capitalization rates. The range for these transactions is 7.47 to 11.1 percent with a mean of 9.14 percent, the highest average over the past five years. Most market participants feel that continued turmoil in the retail industry will force cap rates to move higher over the ensuing year.

    While these unit prices implicitly contain both the physical and economic factors affecting the real estate, the statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has limited direct application. The price per square foot of mall shop GLA acquired yields one common form of comparison. However, this can be distorted if anchor and/or other major tenants generate a significant amount of income. The following chart summarizes the range and mean for this unit of comparison by year of sale.

Transaction   Price/SF    Price/     Sales
  Year        Unit Rate     SF     Multiple
               Range *     Mean
  1991       $203 - $556   $357      1.17
  1992       $226 - $511   $320      1.07
  1993       $173 - $647   $363      1.15
  1994       $129 - $502   $288       .96
  1995        $93 - $607   $264       .98

* Includes all sales by each respective year.

    As discussed, one of the factors which may influence the unit rate is whether or not anchor stores are included in the total GLA which is transferred. Thus, a further refinement can be made between those malls which have transferred with anchor space and those which have included only mall GLA. Chart A, shown below makes this distinction.

                                    CHART A
                              Regional Mall Sales
                         Involving Mall Shop Space Only

      1991                 1992                1993                1994
Sale  Unit  NOI     Sale   Unit    NOI   Sale  Unit    NOI   Sale  Unit    NOI
 No.  Rate  Per      No.   Rate    Per    No.  Rate    Per    No.  Rate    Per
            SF                     SF                  SF                  SF

91-1  $257  $15.93  92-2   $348  $25.27  93-1* $355  $23.42  94-1  $136  $11.70
91-2  $232  $17.65  92-9   $511  $33.96  93-4  $471  $32.95  94-3  $324  $22.61
91-5  $203  $15.89  92-11  $283  $19.79  93-5  $396  $28.88  94-12 $136  $14.00
91-6  $399  $24.23                       93-7  $265  $20.55  94-14 $241  $18.16
91-7  $395  $24.28                       93-14 $268  $19.18
91-8  $320  $19.51
91-10 $556  $32.22
Mean  $337  $21.39  Mean   $381  $26.34  Mean  $351  $25.00  Mean  $209  $16.62

*  Sale included peripheral GLA.



    From the above we see that the mean unit rate for sales involving mall shop GLA only has ranged from approximately $209 to $381 per square foot. We recognized that these averages may be skewed somewhat by the size of the sample. To date, there have been no 1995 transactions involving only mall shop GLA.

    Alternately, where anchor store GLA has been included in the sale, the unit rate is shown to range widely from $53 to $410 per square foot of salable area, indicating a mean of $227 per square foot in 1991, $213 per square foot in 1992, $196 per square foot in 1993, $193 per square foot in 1994 and $145 per square foot in 1995. Chart B following depicts this data.

                                    CHART B
                              Regional Mall Sales
                      Involving Mall Shops and Anchor GLA
       1991                     1992                      1993

Sale   Unit    NOI       Sale   Unit    NOI        Sale   Unit     NOI
No.    Rate    Per       No.    Rate    Per        No.    Rate     Per
               SF                       SF                         SF

91-3   $156  $11.30      92-1   $258   $20.24      93-2    $225   $17.15
91-4   $228  $16.50      92-3   $197   $14.17      93-3    $135   $11.14
91-9   $193  $12.33      92-4   $385   $29.43      93-6    $224   $16.39
91-11  $234  $13.36      92-5   $182   $14.22      93-7    $ 73   $ 7.32
91-12  $287  $17.83      92-6   $203   $16.19      93-9    $279   $20.66
91-13  $242  $13.56      92-7   $181   $13.60      93-10   $ 97   $ 9.13
91-14  $248  $14.87      92-8   $136   $ 8.18      93-11   $289   $24.64
                         92-10  $161   $12.07      93-12   $194   $13.77
                                                   93-13   $108   $ 9.75
                                                   93-14   $322   $24.10
                                                   93-15   $214   $16.57


Mean   $227  $14.25      Mean   $213   $16.01       Mean   $196   $15.51


                                    CHART B
                              Regional Mall Sales
                      Involving Mall Shops and Anchor GLA
         1994                          1995
Sale     Unit      NOI        Sale     Unit      NOI
No.      Rate    Per SF        No.     Rate     Per SF
94-2     $296    $23.12       95-1     $410     $32.95
94-4     $133    $11.69       95-2     $272     $20.28
94-5     $248    $18.57       95-3     $ 91     $ 8.64
94-6     $112    $ 9.89       95-4     $105     $ 9.43
94-7     $166    $13.86       95-5     $ 95     $ 8.80
94-8     $ 83    $ 7.63       95-6     $ 53     $ 5.89
94-9     $ 95    $ 8.57       95-7     $ 79     $ 8.42
94-10    $155    $13.92       95-8     $ 72     $ 7.16
94-11    $262    $20.17       95-9     $ 96     $ 9.14
94-13    $378    $28.74       95-10    $212     $17.63
                              95-11    $ 56     $ 5.34
                              95-12    $ 59     $ 5.87
                              95-13    $143     $11.11
                              95-14    $287     $22.24

Mean     $193    $15.62       Mean     $145     $12.35

* Sale included peripheral GLA.


Analysis of Sales
    Within Chart B, we have presented a summary of recent transactions (1991-1995) involving regional and super-regional-sized retail shopping malls from which price trends may be identified for the extraction of value parameters. These transactions have been segregated by year of acquisition so as to lend additional perspective on our analysis. Comparability in both physical and economic characteristics are the most important criteria for analyzing sales in relation to the subject property. However, it is also important to recognize the fact that regional shopping malls are distinct entities by virtue of age and design, visibility and accessibility, the market segmentation created by anchor stores and tenant mix, the size and purchasing power of the particular trade area, and competency of management. Thus, the "Sales Comparison Approach", when applied to a property such as the subject can, at best, only outline the parameters in which the typical investor operates. The majority of these sales transferred either on an all cash (100 percent equity) basis or its equivalent utilizing market-based financing. Where necessary, we have adjusted the purchase price to its cash equivalent basis for the purpose of comparison.

    As suggested, sales which include anchors typically have lower square foot unit prices. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues dealing with the department store anchors. As such, investors are looking more closely than ever at the strength of the anchors when evaluating an acquisition.

    As the reader shall see, we have attempted to make comparisons of the transactions to the subject primarily along economic lines. For the most part, the transactions have involved dominant or strong Class A centers in top 50 MSA locations which generally have solid, expanding trade areas and good income profiles. Some of the other transactions are in decidedly inferior second tier locations with limited growth potential and near term vacancy problems. These sales tend to reflect lower unit rates and higher capitalization rates.

   "As Is" Valuation of Subject

    Because the subject is theoretically selling both mall shop GLA and owned department stores, we will look at the recent sales involving both types in Chart B more closely. As a basis for comparison, we will analyze the subject based upon projected NOI. The first year NOI has been projected to be $11.23 per square foot (CY 1996), based upon 694,274+/- square feet of owned GLA. Derivation of the subject's projected net operating income is presented in the "Income Approach" section of this report as calculated by the Pro-Ject model. With projected NOI of $11.23 per square foot, the subject falls toward the low-middle of the range exhibited by the comparable sales.

    Since the income that an asset will produce has direct bearing on the price that a purchaser is willing to pay, it is obvious that a unit price which falls toward the middle of the range indicated by the comparables would be applicable to the subject. The subject's anticipated net income can be initially compared to the composite mean of the annual transactions in order to place the subject in a frame of reference. This is shown on the following chart.

Sales   Mean       Subject     Subject
Year    NOI        Forecast     Ratio
1991    $14.25      $11.23      78.8%
1992    $16.01      $11.23      70.1%
1993    $15.51      $11.23      72.4%
1994    $15.62      $11.23      71.9%
1995    $12.35      $11.23      90.9%


    With first year NOI forecasted at approximately 70.6 to 90.9 percent of the mean of these sales in each year, the unit price which the subject property would command should be expected to fall within a relative range.

Net Income Multiplier Method
    Many of the comparables were bought on expected income, not gross leasable area, making unit prices a somewhat subjective reflection of investment behavior regarding regional malls. In order to quantify the appropriate adjustments to the indicated per square foot unit values, we have compared the subject's first year pro forma net operating income to the pro forma income of the individual sale properties. In our opinion, a buyer's criteria for the purchase of a retail property is predicated primarily on the property's income characteristics. Thus, we have identified a relationship between the net operating income and the sales price of the property. Typically, a higher net operating income per square foot corresponds to a higher sales price per square foot. Therefore, this adjustment incorporates factors such as location, tenant mix, rent levels, operating characteristics, and building quality.

    Provided below, we have extracted the net income multiplier from each of the improved sales. We have included only the recent sales data (1995). The equation for the net income multiplier (NIM), which is the inverse of the equation for the capitalization rate (OAR), is calculated as follows:

         NIM   =                  Sales Price
                                  Net Operating Income

                       Net Income Multiplier Calculation
                                                  Net
        Sale       NOI/SF       Price/SF        Income
        No.                                    Multiplier

        95-1        $32.95        $410           12.44
        95-2        $20.28        $272           13.41
        95-3        $ 8.64        $ 91           10.53
        95-4        $ 9.43        $105           11.13
        95-5        $ 8.80        $ 95           10.80
        95-6        $ 5.89        $ 53            9.00
        95-7        $ 8.42        $ 79            9.38
        95-8        $ 7.16        $ 72           10.06
        95-9        $ 9.14        $ 96           10.50
        95-10       $17.63        $212           12.02
        95-11       $ 5.34        $ 56           10.49
        95-12       $ 5.87        $ 59           10.05
        95-13       $11.11        $143           12.87
        95-14       $22.24        $287           12.90
        Mean        $12.35        $145           11.11


    Valuation of the subject property utilizing the net income multipliers (NIMs) from the comparable properties accounts for the disparity of the net operating incomes ($NOI's) per square foot between the comparables and the subject. Within this technique, each of the adjusted NIM's are multiplied by the $NOI per square foot of the subject, which produces an adjusted value indication for the subject. The net operating income per square foot for the subject property is calculated as the first year of the holding period, as detailed in the Income Approach section of this report.



     Adjusted Unit Rate Summary
        Subjec     Net     Indicated
 Sale      t      Income     Price
  No.   NOI/SF  Multiplier   $/SF

95-1   $11.23    12.44     $139.70
95-2   $11.23    13.41     $150.59
95-3   $11.23    10.53     $118.25
95-4   $11.23    11.13     $124.99
95-5   $11.23    10.80     $121.28
95-6   $11.23     9.00     $101.07
95-7   $11.23     9.38     $105.34
95-8   $11.23    10.06     $112.97
95-9   $11.23    10.50     $117.92
95-10  $11.23    12.02     $134.98
95-11  $11.23    10.49     $117.80
95-12  $11.23    10.05     $112.86
95-13  $11.23    12.87     $144.53
95-14  $11.23    12.90     $144.87
Mean   $11.23    11.11     $124.77


    From the process above, we see that the indicated net income multipliers range from 9.00 to 13.41 with a mean of 11.11. The adjusted unit rates range from $101 to $151 per square foot of owned GLA with a mean of $125 per square foot. The comparables with $NOIs/SF comparable to the subject show multipliers between
10.50 and 12.87, resulting in adjusted unit rates for the subject from $118 to $145 per square foot.

    We recognize that the sale price per square foot of gross leasable area, including land, implicitly contains both the physical and economic factors of the value of a shopping center. Such statistics by themselves, however, do not explicitly convey many of the details surrounding a specific income producing property like the subject. Nonetheless, the process we have undertaken here is an attempt to quantify the unit price based upon the subject's income producing potential.

    Considering the above average characteristics of the subject relative to the above, we believe that a unit rate range of $118 to $122 per square foot is appropriate. Applying this unit rate range to 694,274+/- square feet of owned GLA results in a value of approximately $81.90 million to $84.70 million for the subject as shown:

              694,274 SF          694,274 SF
        x           $118    x           $122
             $81,900,000         $84,700,000

   Rounded Value Estimate - Market Sales Unit Rate Comparison
                   $81,900,000 to $84,700,000

Sales Multiple Method
    Arguably, it is the mall shop GLA sold and its intrinsic economic profile that is of principal concern in the investment decision process. A myriad of factors influence this rate, perhaps none of which is more important than the sales performance of the mall shop tenants. Accordingly, the abstraction of a sales multiple from each transaction lends additional perspective to this analysis.

    The sales multiple measure is often used as a relative indicator of the reasonableness of the acquisition price. As a rule of thumb, investors will look at a sales multiple of 1.0 as a benchmark, and will look to keep it within a range of .75 to
1.25 times mall shop sales performance unless there are compelling reasons why a particular property should deviate.

    The sales multiple is defined as the sales price per square foot of mall GLA divided by average mall shop sales per square foot. As this reasonableness test is predicated upon the economics of the mall shops, technically, any income (and hence value) attributed to anchors that are acquired with the mall as tenants should be segregated from the transaction. As an income (or sales) multiple has an inverse relationship with a capitalization rate, it is consistent that, if a relatively low capitalization rate is selected for a property, it follows that a correspondingly above-average sales (or income) multiple be applied. In most instances, we are not privy to the anchor's contributions to net income. As such, the sales multiples reported may be slightly distorted to the extent that the imputed value of the anchor's contribution to the purchase price has not been segregated.

 Sales
Multiple

Summary
 Sale    Going-In OAR   Sales
  No.                   Multiple

 95-1      8.04%         1.46
 95-2      7.47%         1.04
 95-3      9.50%         1.02
 95-4      9.00%         1.09
 95-5      9.23%         0.83
 95-6     11.10%         0.60
 95-7     10.70%         1.31
 95-8     10.00%          .61
 95-9      9.53%          .89
 95-10     8.31%         1.57
 95-11     9.50%         0.39
 95-12    10.03%         0.62
 95-13     7.79%         1.06
 95-14     7.76%         1.23
 Mean      9.14%         0.98


    The sales that are being compared to the subject show sales multiples that range from 0.39 to 1.57 with a mean of about 0.98. As is evidenced, the more productive malls with higher sales volumes on a per square foot basis tend to have higher sales multiples. Furthermore, the higher multiples tend to be in evidence where an anchor(s) is included in the sale.

    Based   upon   forecasted  1996  performance,  as   well   as
anticipated changes to the market area, the subject is projected to produce comparable sales of $235 per square foot for all reporting tenants.

    In the case of the subject, the overall capitalization rate being utilized for this analysis is considered to be in the mid- to low-range of those rates exhibited by the comparable sales. As such, we would be inclined to utilize a multiple above the mean indicated by the sales. As such, we will utilize a higher sales multiple to apply to just the mall shop space. Applying a ratio of say, 0.85 to 0.90 percent to the forecasted sales of $235 per square foot, the following range in value is indicated.

  Unit Sales Volume (Mall Shops)   $235                $235
  Sales Multiple       x           0.85    x           0.90
  Adjusted Unit Rate            $199.75             $211.50

  Mall Shop GLA        x        344,388    x        344,388
  Value Indication          $68,790,000         $72,840,000

    The analysis shows an adjusted value range of approximately $66.14 to $72.44 million. Inherent in this exercise are mall shop sales which are projections based on our investigation into the market which might not fully measure investor's expectations. It is clearly difficult to project with any certainty what the mall shops might achieve in the future, particularly as the lease-up is achieved and the property brought to stabilization. While we may minimize the weight we place on this analysis, it does, nonetheless, offer a reasonableness check against the other methodologies. We have also considered in this analysis the fact that the owned anchors are forecasted to contribute approximately
$425,500 in rent in 1996 and about $700,000 in overage rent.   If
we were to capitalize this revenue separately at a 11.0 percent rate, the resultant effect on value is approximately $10,230,000.

    Arguably, department stores have qualities that add certain increments of risk over and above regional malls, wherein risk is mitigated by the diversity of the store types. A recent Cushman & Wakefield survey of free-standing retail building sales consisting of net leased discount department stores, membership warehouse clubs, and home improvement centers, displayed a range in overall capitalization rates between 8.8 and 10.9 percent with a mean of approximately 9.6 percent. All of the sales occurred with credit worthy national tenants in place. The buildings ranged from 86,479 to 170,000 square feet and were located in high volume destination retail areas.

    Trends  indicate  that  investors  have  shown  a  shift   in
preference to initial return and, as will be discussed in a subsequent section, overall capitalization rates have been showing increases over the past several years. Moreover, when the acquisition of a shopping mall includes anchor department stores, investors will typically segregate income attributable to the anchors and analyze these revenues with higher capitalization rates than those revenues produced by the mall shops. Therefore, based upon the preceding discussion, it is our opinion that overall capitalization rates for department stores are reasonably reflected by a range of 9.5 to 11.0 percent. We have chosen the high point of the range due to the locational attributes of the subject's trade area and characteristics of the subject property.

    In the same manner, we can capitalize income attributable to the Atrium Office and Mall Office space which is forecasted to bring about $141,465 in minimum rent in 1996. Utilizing a capitalization rate of 12.0 percent, an allocated value of $1,180,000 can be placed on the offices.

    Therefore, adding the anchor and office income's implied contribution to value of $11.41 million, the resultant range is shown to be approximately $80.2 to $84.3 million. Giving consideration to all of the above, the following value range is warranted for the subject property based upon the sales multiple analysis.

             Estimated Value - Sales Multiple Method
              Rounded to $80,200,000 to $84,300,000

   Conclusion "As Is"

    We have considered all of the above relative to the physical and economic characteristics of the subject. It is difficult to relate the subject to comparables that are in such widely divergent markets with different cash flow characteristics. The subject has average/ comparable sales levels compared to its peers, with a typical anchor alignment and fair representation of national tenants.

    We also recognize that an investor may view the subject's position as being vulnerable to competition.

    After considering all of the available market data in conjunction with the characteristics of the subject property, the indices of investment that generated our value ranges are as follows:

Unit Price Per Square Foot

Salable SF:                   694,274+/-

Price Per SF of Salable Area: $118 to $122

Indicated Value Range:        $81,900,000 to $84,700,000

Sales Multiple Analysis

Indicated Value Range         $80,200,000 to $84,300,000

    The  parameters  above  show a value range  of  approximately
$80.2 to $84.7 million for the subject.

    Based on our total analysis, relative to the strengths and weaknesses of each methodology, it would appear that the Sales Comparison Approach indicates a market value within the more defined range of $81.0 to $83.0 million for the subject as of January 1, 1996.
                                INCOME APPROACH

Introduction
    The Income Approach is based upon the economic principle that the value of a property capable of producing income is the present worth of anticipated future net benefits. The net income projected is translated into a present value indication using the capitalization process. There are various methods of capitalization that are based on inherent assumptions concerning the quality, durability and pattern of the income projection.

    Where the pattern of income is irregular due to existing leases that will terminate at staggered, future dates, or to an absorption or stabilization requirement on a newer development, discounted cash flow analysis is the most accurate.

    Discounted Cash Flow Analysis (DCF) is a method of estimating the present worth of future cash flow expectancies by individually discounting each anticipated collection at an appropriate discount rate. The indicated market value by this approach is the accumulation of the present worth of future projected years' net income (before income taxes and depreciation) and the present worth of the reversion (the estimated property value at the end of the projection period). The estimated value of the reversion at the end of the projection period is based upon capitalization of the next year's projected net operating income. This is the more appropriate method to use in this assignment, given the step up in lease rates and the long term tenure of retail tenants.

    A second method of valuation, using the Income Approach, is to directly capitalize a stabilized net income based on rates extracted from the market or built up through mortgage equity analysis. This is a valid method of estimating the market value of the property as of the achievement of stabilized operations.
In the case of the subject, operations are considered to be slightly below stabilization. Nonetheless, we have utilized the direct capitalization method to help support our valuation process.

Discounted Cash Flow Analysis
    The Discounted Cash Flow (DCF) produces an estimate of value through an economic analysis of the subject property in which the net income generated by the asset is converted into a capital sum at an appropriate rate. First, the revenues which a fully informed investor can expect the subject to produce over a specified time horizon are established through an analysis of the current rent roll, as well as the rental market for similar properties. Second, the projected expenses incurred in generating these gross revenues are deducted. Finally, the residual net income is discounted into a capital sum at an appropriate rate which is then indicative of the subject property's current value in the marketplace.

    In this Income Approach to the valuation of the subject, we have utilized a 10 year holding period for the investment with the cash flow analysis commencing on January 1, 1996. Although an asset such as the subject has a much longer useful life, investment analysis becomes more meaningful if limited to a time period considerably less than the real estate's economic life, but of sufficient length for an investor. A 10-year holding period for this investment is long enough to model the asset's performance and benefit from its continued lease-up and performance, but short enough to reasonably estimate the expected income and expenses of the real estate.

    The revenues and expenses which an informed investor may expect to incur from the subject property will vary, without a doubt, over the holding period. Major investors active in the market for this type of real estate establish certain parameters in the computation of these cash flows and criteria for decision making which this valuation analysis must include if it is to be truly market-oriented. These current computational parameters are dependent upon market conditions in the area of the subject property as well as the market parameters for this type of real estate which we view as being national in scale.

    By forecasting the anticipated income stream and discounting future value at reversion into a current value, the capitalization process may be applied to derive a value that an investor would pay to receive that particular income stream. Typical investors price real estate on their expectations of the magnitude of these benefits and their judgment of the risks involved. Our valuation endeavors to reflect the most likely actions of typical buyers and sellers of property interest similar to the subject. In this regard, we see the subject as a long term investment opportunity for a competent owner/developer.

    An analytical real estate computer model that simulates the behavioral aspects of property and examines the results mathematically is employed for the discounted cash flow analysis. In this instance, it is the PRO-JECT Plus+ computer model. Since investors are the basis of the marketplace in which the subject property will be bought and sold, this type of analysis is particularly germane to the appraisal problem at hand. On the Facing Page is a summary of the expected annual cash flows from the operation of the subject over the stated investment holding period.

    A general outline summary of the major steps involved may be listed as follows:

    1. Analysis of the income stream: establishment of an economic (market) rent for tenant space; projection of future revenues annually based upon existing and pending leases; probable renewals at market rentals; and expected vacancy experience;

    2. Estimation of a reasonable period of time to achieve stabilized occupancy of the existing property and make all necessary improvements for marketability;

    3. Analysis of projected escalation recovery income based upon an analysis of the property's history as well as the experiences of reasonably similar properties;

    4. Derivation of the most probable net operating income and pre-tax cash flow (net income less reserves, tenant improvements, leasing commissions and any extraordinary expenses to be generated by the property) by subtracting all property expenses from the effective gross income; and

    5. Estimation of a reversionary sale price based upon capitalization of the net operating income (before reserves, tenant improvements and leasing commissions or other capital items) at the end of the projection period.

    Following is a detailed discussion of the components which form the basis of this analysis.

Potential Gross Revenues
    The total potential gross revenues generated by the subject property are composed of a number of distinct elements: minimum rent determined by lease agreement; additional overage rent based upon a percentage of retail sales; reimbursement of certain expenses incurred in the ownership and operation of the real estate; and other miscellaneous revenues.

    The minimum base rent represents a legal contract establishing a return to investors in the real estate, while the passing of certain expenses onto tenants serves to maintain this return in an era of continually rising costs of operation. Additional rent based upon a percentage of retail sales experienced at the subject property serves to preserve the purchasing power of the residual income to an equity investor over time. Finally, miscellaneous income adds an additional source of revenue in the complete operation of the subject property. In the initial year of the investment, 1996, it is projected that the subject property will generate approximately $11,636,884 in potential gross revenues, equivalent to $16.76 per square foot of total appraised (owned) GLA of 694,274 square feet. These forecasted revenues may be allocated to the following components:

                                    Revenue
                                    Summary
                                  Initial Year
                                       of
                               Investment - 1996
  Revenue Component       Amount      Unit Rate*  Income Ratio

Minimum Rent            $  6,599,512    $  9.51     56.71%
Overage Rent            $  1,163,093    $  1.68      9.99%
  Expense               $  3,348,279    $  4.82     28.77%
 Recoveries
Miscellaneous Income    $    526,000    $  0.76      4.52%

   Total                $ 11,636,884    $ 16.76     100.0%

* Reflects total owned GLA of 694,274 SF

Minimum Rental Income
    Minimum rent produced by the subject property is derived from that paid by the various tenant types. The projection utilized in this analysis is based upon the actual rent roll and our projected leasing schedule in place as of the date of appraisal, together with our assumptions as to the absorption of the vacant space, market rent growth, and renewal/turnover probability. We have also made specific assumptions regarding the re-tenanting of the mall based upon deals that are in progress and have a strong likelihood of coming to fruition. In this regard, we have worked with Shopco management and leasing personnel to analyze each pending deal on a case by case basis. We have incorporated all executed leases in our analysis. For those pending leases that are substantially along in the negotiating process and are believed to have a reasonable likelihood of being completed, we have reflected those terms in our cash flow. These transactions represent a reasonable and prudent assumption from an investor's standpoint.

    The rental income which an asset such as the subject property will generate for an investor is analyzed as to its quality, quantity and durability. The quality and probable duration of income will affect the amount of risk which an informed investor may expect over the property's useful life. Segregation of the income stream along these lines allows us to control the variables related to the center's forecasted performance with greater accuracy. Each tenant type lends itself to a specific weighting of these variables as the risk associated with each varies.

    The minimum rents forecasted at the subject property are essentially derived from various tenant categories: major tenant revenue consisting of base rent obligations of owned department stores and mall tenant revenues consisting of all in-line mall shops. As a sub-category of in-line shop rents, we have separated food court rents and kiosk revenues.

    In our investigation and analysis of the marketplace, we have surveyed, and ascertained where possible, rent levels being commanded by competing centers. However, it should be recognized that large retail shopping malls are generally considered to be separate entities by virtue of age and design, accessibility, visibility, tenant mix, and the size and purchasing power of its trade area. Consequently, the best measure of minimum rental income is its actual rent roll leasing schedule.

    As such, our a analysis of recently negotiated leases for new and relocation tenants at the subject provides important insight into perceived market rent levels for the mall. Insomuch as a tenant's ability to pay rent is based upon expected sales achievement, the level of negotiated rents is directly related to the individual tenant's perception of their expected performance at the mall. This is particularly true for the subject where sales levels have fallen over the past year.

Mall Shops
    Rent from all interior mall tenants comprise the majority of minimum rent. Aggregate rent from these tenants is forecasted to be $5,038,586, or $21.55 per square foot. Minimum rent may be allocated to the following components:

Minimum Rent Allocation
Interior Mall Shops


                  1996       Applicable    Unit Rate
                Revenue         GLA *        (SF)
Mall Shops    $4,542,651     225,710 SF     $20.13
Kiosks        $  156,266       1,645 SF     $94.99
Food Court    $  339,669       6,446 SF     $52.69
Total         $5,038,586     233,801 SF     $21.55

* Represents leasable area as opposed to actual leased or occupied area; exclusive of anchor space.

In-Line Shops
    Our analysis of market rent levels for in-line shops has resolved itself to a variety of influencing factors. Although it is typical that larger tenant spaces are leased at lower per square foot rates and lower percentages, the type of tenant as well as the variable of location within the mall can often distort this size/rate relationship.

    The following chart presents an analysis of in-line shop rents based upon existing leases on an annualized basis for 1996:

              1996 Leases In-Place *
    Size          Annualized     Applicable    Rent/SF
  Category            Rent          GLA
<750            $   238,146        5,199       $45.81
751 - 1,200     $   421,688       11,308       $37.29
1,201 - 2,000   $   830,558       28,288       $29.36
2,001 - 3,500   $ 1,608,962       72,772       $22.11
3,501 - 5,000   $   907,630       45,436       $19.98
5,001 - 10,000  $   418,887       36,476       $11.48
>10,000         $   160,800       10,050       $16.00
Total           $ 4,586,671      209,529       $21.89
*   Includes existing leases for calendar year 1996.
Partial year tenants have been annualized to reflect the full 12 months


    As can be seen, lease rates generally have an inverse relationship with suite size and show an overall average rent of $21.89 per square foot.

New Tenant Activity
    New tenants to the mall and/or proposed leases can be summarized in the following bullet points:

    - R.C. Richards leased 2,833 square feet in October 1995 at $18.00 per square foot. The lease increases to $20.00 in 1998 and $22.00 in 2002.

    - Rave agreed to 10 ten-year lease terms of 2,000 square feet beginning August 1995 at an initial rent of $16.00 per square foot.

    - Shoe Express will open in 2,650 square feet in March 1996 for a five year term. The initial rent of $22.00 per square foot steps to $25.00 in 1989.

    - Penn Optics has opened in 2,000 square feet at a rent of $27.50 per square foot. The lease steps to $30.00 in year four and $32.50 in year eight.

    - Lane Bryant renewed their lease for an additional year through January 1997 (6,880 square feet).

    - H & R Block has leased the first 2,500 square feet of atrium office space for a five year term beginning at $10.00 per square foot.

    - Ultra Zone will lease the second atrium office space to open in June 1996. Ultra will take 9,000 square feet for $10.00 per square foot, increasing to $12.00 in 2001. We are also advised that there are several negotiations underway for other spaces in the mall, including several possible renewals. These deals are still speculative, however, and have not been reflected in this analysis.

Vacating Tenants
    The following is a list of tenants who have vacated Eastpoint the past year or who are planning to leave at lease expiration.

    - Arby's (3,000 SF); reporting poor sales and wishes to vacate.

    - Ms. Batter's Box (510 SF).

    - NY Pizza Kitchen (5,000 SF); lease terminated before opening; several negotiations currently underway for the space.

    - Pro Image (1,050 SF); slow payments; will vacate.

    - Answers (3,467 SF).

    - Dr. Miller (800 SF); office tenant.

    - Deli-Licious (530 SF); food court.

    - Glamour Shots (1,050 SF); reporting poor sales.

    - Salad Gourmet (600 SF); reporting financial difficulties

Recent Leasing By Size
    Since existing rents can be skewed by older leases within the mall, an analysis of recent leasing activity can provide a better understanding of current rental rates. The chart on the Facing Page presents an overview of recent in-line shop leasing for the subject property.


             TABLE ILLUSTRATING RECENT LEASING ACTIVITY - MALL SHOP TENANTS BY SIZE - EASTPOINT MALL (BALTIMORE, MARYLAND)


    As shown, twenty-five leases reflect an overall average rent of $16.32 per square foot. The highest rent is attained from Group 1 (Tenants < 750 SF) with an average of $44.62 per square foot. The averages generally decline by size category to $12.37 for Group 7 (Tenants > 10,000 SF). It is noted that Catherines, Baltimore Gas, and Golden Corral are not interior mall tenants.

Market Comparisons - Occupancy Cost Ratios
    In further support of developing a forecast for market rent levels, we have undertaken a comparison of minimum rent to projected sales and total occupancy costs to sales ratios. Generally, our research and experience with other regional malls shows that the ratio of minimum rent to sales falls within the
7.0  to 10.0 percent range in the initial year of the lease, with
7.5 percent to 8.5 percent being most typical. By adding additional costs to the tenant, such as real estate tax and common area maintenance recoveries, a total occupancy cost may be derived. Expense recoveries and other tenant charges can add up to 100 percent of minimum rent and comprise the balance of total tenant costs.

    The typical range for total occupancy cost-to-sales ratios falls between 11.0 and 15.0 percent. As a general rule, where sales exceed $250 to $275 per square foot, 14.0 to 15.0 percent would be a reasonable cost of occupancy. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to 20.0 percent are not uncommon. Obviously, this comparison will vary from tenant to tenant and property to property.

    In higher end markets where tenants are able to generate sales above industry averages, tenants can generally pay rents which fall toward the upper end of the ratio range. Moreover, if tenants perceive that their sales will be increasing at real rates that are in excess of inflation, they will typically be more inclined to pay higher initial base rents. Obviously, the opposite would be true for poorer performing centers in that tenants would be squeezed by the thin margins related to below average sales. With fixed expenses accounting for a significant portion of the tenants contractual obligation, there would be little room left for base rent.

    In this context, we have provided an occupancy cost analysis for several regional malls with which we have had direct insight over the past year. This information is provided on the Following Page. On average, these ratio comparisons provide a realistic check against projected market rental rate assumptions.


                      TABLE COMPARING OCCUPANCY COSTS FOR
                     VARIOUS MSAs AROUND THE UNITED STATES

                    TABLE CALCULATING AVERAGE MALL SHOP RENT
                               AT EASTPOINT MALL


    From this analysis we see that the ratio of base rent to sales ranges from 7.1 to 10.6 percent, while the total occupancy cost ratios vary from 9.6 to 17.3 percent when all recoverable expenses are included. The surveyed mean for the malls and industry standards analyzed is 8.3 percent and 13.4 percent, respectively. Some of the higher ratios are found in older malls situated in urban areas that have higher operating structures due to less efficient layout and designs, older physical plants, and higher security costs, which in some malls can add upwards of $2.00 per square foot to common area maintenance.

    These relative measures can be compared with two well known publications, The Score (1996) by the International Council of Shopping Centers and Dollars & Cents of Shopping Centers (1995) by the Urban Land Institute. The most recent publications indicate base rent-to-sales ratios of approximately 7.0 to 8.0 percent and total occupancy cost ratios of 10.1 and 12.3 percent, respectively.

    In general, while the rental ranges and ratio of base rent to sales vary substantially from mall to mall and tenant to tenant, they do provide general support for the rental ranges and ratio which is projected for the subject property.

Conclusion - Market Rent Estimate for In-Line Shops
    Previously, in the Retail Market Analysis section of the appraisal, we discussed the subject's sales potential. Comparable mall sales in calendar year 1995 reportedly remained flat at $235 per square foot. In light of the mall's performance, we are forecasting sales to remain flat in 1996. Based upon a ratio of 7.5 to 8.0 percent, an average rent for the subject between $18.00 and $19.00 is indicated.

    The following chart presents a comparison of existing leases with recent leasing and our projected market rental rate for each property.

              In-Line Rent Comparisons and Conclusions

       Size            Leases In-    Recent         C&W
     Category            Place       Leasing     Conclusion
< 750                   $45.81        $44.62       $40.00
  751   -   1,200       $37.29        $36.34       $30.00
1,201   -   2,000       $29.36        $24.23       $24.00
2,001   -   3,500       $22.11        $17.83       $20.00
3,501   -   5,000       $19.98        $16.68       $16.00
5,001   -  10,000       $11.48        $11.15       $14.00
> 10,000                $16.00        $12.37       $12.00
Average/Total           $21.89        $16.32       $19.22



    After considering all of the above, we have developed a weighted average rental rate of approximately $19.22 per square foot based upon a relative weighting of tenant space by size. The average rent is a weighted average rent for all in-line mall tenants only. This average market rent has been allocated to space as shown on the Facing Page.

Occupancy Cost - Test of Reasonableness
    Our weighted average rent of $19.22 can next be tested against total occupancy costs in the mall based upon the standard recoveries for new mall tenants. Our total occupancy cost analyses can be found on the following chart.

    Total Occupancy Cost Analysis - 1996
        Tenant Cost           Estimated Expenses/SF
Economic Base Rent                  $   19.22
                               (Weighted Average)
Occupancy Costs (A)
    Common Area Maintenance        (1)      $   11.67
    Real Estate Taxes              (2)      $    1.70
    Other Expenses                 (3)      $    1.35
Total Tenant Costs                          $   33.94
Projected Average Sales                     $  235.00
(1995)
Rent to Sales Ratio                              8.18%
Cost of Occupancy Ratio                         14.44%

(A)  Costs   that  are  occupancy sensitive will decrease  for new  tenants on
a unit  rate basis as lease-up occurs and the   property   stabilizes. Average
occupied  area  for mall   tenant  reimbursement varies   relative  to   each
major recovery type.

(1) CAM expense is based on average occupied area (GLOA). Generally, the standard lease clause provides for a 15 percent administrative factor less certain exclusions including anchor contributions.
     The            standard denominator is based on occupied       (leased)
     versus  leasable  area. A  complete  discussion of     the     standard
     recovery   formula   is presented later in this report.

(2)  Tax  estimate is  based upon     an     average occupied  area   (GLOA)
     which  is  the recovery basis for taxes.  It is exclusive   of   majors
     contributions (department stores  and tenants over 10,000 SF)

(3)  Other expenses include tenant contributions for Mall HVAC ($1.35).


    Total costs, on average, are shown to be 14.4 percent of projected average 1996 retail sales which we feel is moderately high but manageable.

Food Court
    The food court has not seen any recent leases and has shown signs of some tenants paying high occupancy costs. In total, nine food court tenants occupy an average of 657 square feet. The average rent is currently $57.41 per square foot, with average sales of $577. Due to increased competition and occupancy costs, we have ascribed a rental rate of $50.00 per square foot for food court tenants. Food court tenants pay additional recoveries for common seating charges.


               TABLE SHOWING FOOD COURT RENT & SALES PRODUCTIVITY
                      EASTPOINT MALL (BALTIMORE, MARYLAND)


Kiosks
    We have also segregated permanent kiosks within our analysis since they typically pay a much higher unit rent. Sunglass Source is the most recent kiosk lease at $25,000 ($166.67 per square foot). The average kiosk lease is about $26,000 or $165 per square foot. Based on the above, we have ascribed an initial market rent of $25,000 per annum for a permanent kiosk.

Concessions
    Free rent is an inducement offered by developers to entice a tenant to locate in their project over a competitor's. This marketing tool has become popular in the leasing of office space, particularly in view of the over-building which has occurred in many markets. As a rule, most major retail developers have been successful in negotiating leases without including free rent. Our experience with regional malls shows that free rent is generally limited to new projects in marginal locations without strong anchor tenants that are having trouble leasing, as well as older centers that are losing tenants to new malls in their trade area. Management reports that free rent has been a relative non-issue with new retail tenants. A review of the most recent leasing confirms this observation. It has generally been limited to one or two months to prepare a suite for occupancy when it has been given.

    Accordingly, we do not believe that it will be necessary to offer free rent to retail tenants at the subject. It is noted that, while we have not ascribed any free rent to the retail tenants, we have, however, made rather liberal allowances for tenant workletters which acts as a form of inducement to convince a tenant to locate at the subject. These allowances are liberal to the extent that ownership has been relatively successful in leasing space "as is" to tenants. We have made allowances of $8.00 per square foot to new tenants (currently vacant) and for future turnover space. We have also ascribed a rate of $1.50 per square foot to rollover space. This assumption offers further support for the attainment of the rent levels previously cited.

Absorption
    Finally, our analysis concludes that the current vacant in-line retail space will be absorbed over a two year period through October 1997. We have identified 16,861 square feet of vacant in-line space, net of newly executed leases and pending deals which have good likelihood of coming to fruition. This is equivalent to 7.5 percent of mall shop GLA. In total, vacancy at the subject is approximately 65,142 square feet, including outdoor tenants and office space. Office space is projected to be absorbed through July 2000, although 32,075 square feet of atrium office space is never projected to be leased.


               TABLE ILLUSTRATING LEASE-UP/ABSORPTION PROJECTIONS
                               FOR EASTPOINT MALL


    The chart on the Facing Page details our projected absorption schedule. The absorption of the in-line space over a three year period is equal to 2,838 square feet per quarter. We have assumed that the space will all lease at 1996 base date market rent estimates as previously referenced. Effectively, this assumes no rent inflation for absorption space.

    Based on this lease-up assumption, the following chart tracks occupancy through 2000, the first full year of fully stabilized occupancy. This occupancy includes mall shop tenants and office space, but excludes anchors, outpad tenants, and the 32,075 square feet of atrium offices which are never leased.

 Annual Average Occupancy (Mall GLA)

     1996        89.49%
     1997        90.73%
     1998        93.91%
     1999        97.26%
     2000        98.86%

Atrium Offices
    The atrium offices were completed in 1991 with a total leasable area of 55,435+/- square feet. An outside broker had been
obtained  to  market the space but no deals were done.   We  have
interviewed the broker and are advised that, while there was a sufficient amount of activity and interest, the overall economy coupled with the subject's secondary and atypical location made leasing difficult. In 1993 there was an internal deal for 6,000+/- square feet to the Metropolitan Clinic. The rent was to begin at $7.00 per square foot with subsequent step-ups throughout its ten year term. This deal never came to fruition, however.

    More recently, two deals have been completed for atrium office space. The first is All State who has leased 2,500 square feet on a five year term beginning at $10.00 per square foot. The second is Ultra Zone who will open in 9,000 square feet in June 1996. Ultra's lease starts at $10.00 per foot and steps to $12.00 after five years (tenant receiving six months free rent).

    The  subject's only real competition is the Eastpoint  Office
Park  at 1100 Old North Point Boulevard which is reportedly  near full  occupancy.  Existing rents are quoted from $9.50 to  $13.50 per square foot.

    We have forecasted a market rate of $10.00 per square foot for the subject. The rate implies that the lessee is responsible for a portion of operating expenses. Shopco has indicated that taxes will be passed through on a full pro-rata basis, while common area maintenance will be consistent with the CAM charges
to  outside  tenants.   Lease terms for  the  atrium  office  are
forecasted at five years and are expected to have one step. Management would have to initially spend approximately $20.00 per square foot in the form of a workletter to get this space ready for a tenant occupancy. We have also assumed that five months
free  rent  will  be offered to the tenants.   Finally,  we  have
assumed that atrium office space will be leased to a stabilized level of only 40+/- percent (23,255+/- square feet) over an approximate four year period through July 2000.

Lower Level Office
    Other categories of minimum rent consist of the lower level mall offices (which have been renovated). These offices consist of eight suites ranging in size from 680+/- to 1,180+/- square feet. They are primarily occupied by doctors and professional service firms. This space has also traditionally been leased similar to the in-line space. We have reflected a market rent of $12.00 per square foot for this space. Similar to the atrium office, we have assumed that five months free rent will be given for five year deals.

Outside Tenants
    Outside  tenants consist of the strip of shops  connected  to the  mall  as  well  as  such  other users  as  Mercantile  Bank,
Eastpoint Bowling, Golden Corral (January 1996) and Staples.   In
a major new deal, Baltimore Gas and Electric moved from an in-line space of 4,130+/- square feet and expanded into 10,800+/- square feet of renovated space in the outside strip. The ten year lease started at $15.74 per square foot and increases by 2.5 percent per annum.  Market rent for these spaces has been determined on a
case-by-case  basis.   Overall,  in  1996,  outdoor  tenants  are
forecasted to generate nearly $1,038,961 in minimum rent.

Department Stores
    The final category of minimum rent is related to the four anchor tenants. Anchor store revenues are forecasted to amount to $425,500 in calendar year 1996.

    In February 1993, Ames Department Store began a new lease agreement, paying an annual rent of $204,000, resulting in a rental rate of $3.49 per square foot. This rate changes to $4.40 per square foot ($257,000) in February 1999 for the remainder of the term (May 2004). In addition, Ames pays overage rent based upon .50 percent of gross sales over a $4,800,000 breakpoint.

    Total anchor store rental revenues are therefore shown to  be approximately $0.93 per square foot of department store  area  or
6.4  percent  of  total  minimum rent  in  1996.   The  following
schedule summarizes anchor rent obligations.

                       Eastpoint Mall
               Schedule Anchor Tenant Revenues
 Tenant   Demised Area  Expiration with    Annual   Unit Rate
              (SF)          Options         Rent
JC Penney     168,969       8/2001 **    $   1,500    $0.01
Ames           58,442       5/2004       $ 204,000    $3.49
Hochschilds   140,000      11/2009       $ 220,000    $1.57
Sears          87,734       8/2041              --       --
Total         455,145                    $ 425,500    $0.93
* Ground lease obligation only.

** We assume that they will extend their lease at the same terms and conditions.

Rent Growth Rates
    Market rent will, over the life of a prescribed holding period, quite obviously follow an erratic pattern. A review of investor's expectations regarding income growth shows that projections generally range between 3.0 and 4.0 percent for retail centers. Cushman & Wakefield's Winter 1995 survey of pension funds, REITs, bank and insurance companies, and institutional advisors reveals that current income forecasts are utilizing average annual growth rates between zero and 5.0 percent. The low and high mean is shown to be 2.8 and 3.9 percent, respectively. (see Addenda for survey results). The Peter F. Korpacz Investor Survey (Fourth Quarter 1995) shows slightly more conservative results with average annual rent growth of 3.16 percent.

    It is not unusual in the current environment to see investors structuring no growth or even negative growth in the short term. The Baltimore metropolitan area in general has been negatively impacted by the last recession and cuts in jobs. Sales at many retail establishments have been down this past year. The subject has also been impacted by the global problems of many of its retailers who have closed their units. The tenants' ability to pay rent is closely tied to its increases in sales. However, rent growth can be more impacted by competition and management's desire to attract and keep certain tenants that increase the mall's synergy and appeal. As such, we have been conservative in our rent growth forecast.

   Market Rent Growth Rate Forecast

     Period            Annual Growth
                            Rate *
1996-1997                   Flat
1998                       +2.0%
1999                       +3.0%
Thereafter                 +3.5%

* Indicated growth rate over the previous year's rent

Releasing Assumption
    The typical lease term for new in-line retail leases in centers such as the subject generally ranges from five to twelve years. Market practice dictates that it is not uncommon to get rent bumps throughout the lease terms either in the form of fixed dollar amounts or a percentage increase based upon changes in some index, usually the Consumer Price Index (CPI). Often the CPI clause will carry a minimum annual increase and be capped at a higher maximum amount.

    For new leases in the regional malls, ten year terms are most typical. Essentially, the developer will deliver a "vanilla" suite with mechanical services roughed in and minimal interior finish. This allows the retailer to finish the suite in accordance with their individual specifications. Because of the up-front costs incurred by the tenants, they require a ten year lease term to adequately amortize these costs. In certain instances, the developer will offer some contribution to the cost of finishing out a space over and above a standard allowance.

    Upon lease expiration, it is our best estimate that there is a 70.0 percent probability that an existing tenant will renew their lease while the remaining 30.0 percent will vacate their space at this time. While the 30.0 percent may be slightly high by some historic measures, we think that it is a prudent assumption in light of what has happened over the past year. Furthermore, the on-going targeted remerchandising will result in early terminations and relocations that will likely result in some expenditures by ownership. An exception to this assumption exists with respect to existing tenants who, at the expiration of their lease, have sales that are substantially below the mall average and have no chance to ever achieve percentage rent. In these instances, it is our assumption that there is a 100 percent probability that the tenant will vacate the property. This is consistent with ownership's philosophy of carefully and selectively weeding out under-performers.

    As stated above, it is not uncommon to get increases in base rent over the life of a lease. Our global market assumptions for non-anchor tenants may be summarized as shown on the following page.

                     Renewal Assumptions
                 Lease                       Free      Tenant        Lease
Tenant Type      Term      Rent Steps        Rent    Alterations   Commissions

Mall Shops      10 yrs.    10% in 4th &       No         Yes           Yes
                           8th years

Kiosks          5 yrs.     10% in 4th year    No          No           Yes

Food Court      10 yrs.    10% in 4th &       No         Yes           Yes
                           8th years

Outdoor Tenants 5-10 yrs.  Varying steps      No         Yes           Yes

Mall Offices    5  yrs.    Flat               Yes        Yes           Yes

Atrium Offices  5 yrs.     One step           Yes        Yes           Yes



    The rent step schedule upon lease expiration applies in most instances. However, there is one exception to this assumption with respect to tenants who are forecasted to be in a percentage rent situation during the onset renewal period. This could occur due to the fact that a tenant's sales were well above its breakpoint at the expiration of the base lease. In these instances, we have assumed a flat rent during the ensuing lease term. This conservative assumption presumes that ownership will not achieve rent steps from a tenant who is also paying overage rent from day one of the renewal term. Nonetheless, we do note that ownership has shown some modest success in some instances in achieving rent steps when a tenant's sales place him in a percentage rent situation from the onset of a new lease.

    Upon lease rollover/turnover, space is forecasted to be released at the higher of the last effective rent (defined as minimum rent plus overage rent if any) and the ascribed market rent as detailed previously increasing by our market rent growth rate assumption.

Conclusion - Minimum Rent
    In the initial full year of the investment (CY 1996), it is projected that the subject property will produce approximately $6,599,512 in minimum rental income. This estimate of base rental income is equivalent to $9.51 per square foot of total owned GLA. Alternatively, minimum rental income accounts for
56.7 percent of all potential gross revenues. Further analysis shows that over the holding period (CY 1996-2005), minimum rent advances at an average compound annual rate of 2.7 percent. This increase is a synthesis of the mall's lease-up, fixed rental increases, as well as market rents from rollover or turnover of space.

Overage Rent
    In addition to minimum base rent, many tenants at the subject property have contracted to pay a percentage of their gross annual sales over a pre-established base amount as overage rent. Many leases have a natural breakpoint although a number have stipulated breakpoints. The average overage percentage for small space retail tenants is in a range of 5.0 to 6.0 percent, with food court and kiosk tenants generally at 8.0 to 10.0 percent. Anchor tenants typically have the lowest percentage clauses with ranges of 1.5 to 3.0 percent being common.

    Traditionally, it takes a number of years for a retail center to mature and gain acceptance before generating any sizeable percentage income. As a center matures, the level of overage rents typically becomes a larger percentage of total revenue. It is a major ingredient protecting the equity investor against inflation.

    In the Retail Market Analysis section of this report, we discussed the historic and forecasted sales levels for the mall tenants. Because the mall has seen some decline in sales over the past year, it is difficult to predict with accuracy what sales will be on an individual tenant level. As such, we have employed the following methodology:

     - For existing tenants who report sales, we have forecasted that sales will continue at our projected sales growth rate as discussed herein.

     - For tenants who do not report sales or who do not have percentage clauses, we have assumed that a non- reporting tenant will always occupy that particular space.

     - For new tenants, we have projected sales at the forecasted average for the center at the start of the lease. In 1996 this would be approximately $235 per square foot.

    Thus, in the initial full year of the investment holding period, overage revenues are estimated to amount to $1,163,093 (net of any recaptures) equivalent to $1.68 per square foot of total GLA and 9.9 percent of potential gross revenues. On balance, our forecasts for overage rent are deemed to be reasonable, with stability added due to the fact that most overage comes from anchor department stores.
Sales Growth Rates
    In the Retail Market Analysis section of this report, we discussed that retail specialty store sales at the subject property have declined over the past year.

    Retail sales in the Baltimore MSA have been increasing at a compound annual rate of 4.72 percent per annum since 1985, according to Sales and Marketing Management, while sales in Baltimore County have been growing by 4.42 percent per year. According to both the Cushman & Wakefield and Korpacz surveys, major investors are looking at a range of growth rates of 0 percent initially to a high of 5 percent in their computational parameters. Most typically, growth rates of 3 percent to 4 percent are seen in these surveys.

    Nationally, total retail sales have been increasing at a compound annual rate of 6.2 percent since 1980 and 4.9 percent per annum since 1990. Between 1990 and 1994, GAFO sales have grown at a compound annual rate of 5.83 percent per year. Through 2000, total retail sales are forecasted to increase by
4.12 percent per year nationally, while GAFO sales are projected to grow by 5.04 percent annually.

    After considering all of the above, combined with the potential for increased competition in the subject market, we have forecasted that sales for existing tenants will remain flat through 1997. Subsequently, we have forecasted an increase of
2.0 percent in 1998, 3.0 percent in 1999, and 3.5 percent thereafter.

 Sales Growth Rate Forecast

          Period             Annual
                           Growth Rate
        1996-1996             Flat
        1997                  2.0%
        1998                  3.0%
        Thereafter            3.5%


    In  all,  we believe we have been conservative in  our  sales forecast for new and turnover tenants upon the expiration  of  an initial  lease.  At lease expiration, we have forecasted  a  30.0 percent probability that a tenant will vacate.

    For new tenants, sales are established based upon the mall's average sales level. Generally, for existing tenants, we have assumed that sales continue subsequent to lease expiration at their previous level unless they are under-performers that prompt a 100 percent turnover probability; then sales are reset to the corresponding mall overage.

    In most instances, no overage rent is generated from new tenants due to our forecasted rent steps which serve to change the breakpoint.

Expense Reimbursement and Miscellaneous Income
    By lease agreement, tenants are required to reimburse the lessor for certain operating expenses. Included among these operating items are real estate taxes, common area maintenance
(CAM)  and  a  common  seating charge  for  food  court  tenants.
Miscellaneous income is essentially derived from specialty leasing for temporary tenants, Christmas kiosks and other charges, including special pass-throughs. We also account for utility income under miscellaneous revenues. In the first full year of the investment, it is projected that the subject property will generate approximately $3,348,279 in reimbursements for these operating expenses, $206,000 in utility and HVAC income, and $320,000 in other miscellaneous income.

    Common area maintenance and real estate tax recoveries are generally based upon the tenants pro-rata share of the expense item. Because it is an older center, there exists numerous variations to the calculation procedure of each. We have relied upon ownership's calculation for the various recovery formula's for taxes and CAM. At rollover, all of the tenants are assumed to be subject to the standard lease form described herein. The standard lease provides for the recovery of CAM expenses plus a
15.0 percent administrative fee.

Common Area Maintenance
    Under the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after anchor contributions are deducted and an administrative charge of 15.0 percent is added. Provided below is a summary of the standard clause that exists for a new tenant at the mall.

  Common Area Maintenance Recovery Calculation

   CAM Actual hard cost for year exclusive Expense of interest and depreciation

   Add       15% Administration fee

   Add Interest and depreciation inclusive of allocated portion of renovation expense

   Less Contributions from department stores and mall tenants over 10,000+/- square feet

 Equals: Net pro-ratable CAM billable to mall tenants on the basis of gross leasable occupied area (GLOA).


    We note that management has the ability to recover both interest and depreciation expenses as well as the cost of the renovation.

    Department stores make nominal contributions for common area maintenance (except for Hochschilds who pays nothing). Anchor tenants also make contribution to taxes. JC Penney pays the taxes assessed on its building directly. Sears pays a pro-rata share of any increase in taxes after the end of the third lease year. Other tenants have various contribution methods. In general, the mall standard will be for mall tenants to pay their pro-rata share based upon average occupied area during the year.

    The standard lease provides for the exclusion of tenants in excess of 10,000+/- square feet from the calculation when computing a tenant's pro-rata share. This has the effect of excluding Lerners New York and certain exterior tenants. The category in the cash flow forecast entitled CAM-Anchor Tenants is essentially
comprised  of the CAM contribution of the anchor tenants.   Under
the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after the CAM Pool contribution plus an administrative charge of 15 percent.

    Certain exterior tenants also pay differing amounts of CAM, some of which is reflective of the costs of exterior maintenance only. Lower level office tenants have been, and we assume will continue to be, assessed a CAM charge as part of the interior mall. The atrium office tenants are expected to be treated differently since they are not really part of the mall. Based on our discussions with management, we have reflected a CAM rate of
2.89 per square foot which is approximately what outside tenants are charged.

Real Estate Taxes
    Mall tenants pay real estate tax recoveries based upon a pro-rata share of the expense after anchor and major tenant contributions are deducted (Staples and Eastpoint Bowling). JC Penney is assessed separately, while Sears pays a pro-rata share of increases after their third lease year. The new standard billing for tenants also excludes tenants in excess of 10,000 square feet.

Other Recoveries
    Other recoveries consist of insurance income, common seating charges, utility charges, temporary leasing, and miscellaneous income. Insurance billings are generally relegated to older leases within the mall. The newer lease structure covers the cost of insurance within the CAM charge.

    Common seating charges are assessed to food court tenants for operation of the food court area. This charge is in addition to the regular mall common area maintenance.

    The final revenue categories consist of utility income, temporary leasing of in-line space, revenue from temporary kiosks at Christmas time, and miscellaneous income. Utility income consists of HVAC income which is a charge many tenants pay as a contribution toward the maintenance of the HVAC plant; electricity income which results in a profit to the mall owner; and water billings which are essentially pass throughs of the actual cost.

    Temporary leasing is related to temporary tenants that occupy vacant in-line space. Shopco has been relatively successful with this procedure at many of their malls. Other sources of miscellaneous revenues include temporary seasonal kiosk rentals, forfeited security deposits, phone revenues, and interest income. Our forecast of $526,000 for these additional revenues is net of a provision for vacancy and credit loss. Overall, it is our assumption that these other revenues will increase by 3.0 percent per annum over the holding period.

Allowance for Vacancy and Credit Loss
    The investor of an income producing property is primarily interested in the cash revenues that an income-producing property is likely to produce annually over a specified period of time rather than what it could produce if it were always 100 percent occupied with all tenants paying rent in full and on time. It is normally a prudent practice to expect some income loss, either in the form of actual vacancy or in the form of turnover, non-payment or slow payment by tenants. We have reflected a 5.0 percent stabilized contingency for both stabilized and unforeseen vacancy and credit loss. Please note that this vacancy and credit loss provision is applied to all mall tenants equally and is exclusive of all revenues generated by anchor stores.

    We have phased in the 5.0 percent factor as the mall leases up based upon the following schedule.

1996             4.0%
1997             4.5%
Thereafter       5.0%


    In this analysis we have also forecasted that there is a 70.0 percent probability that an existing retail tenant will renew their lease. Office tenants are projected to have a 50.0 percent probability. Upon turnover, we have forecasted that rent loss equivalent to six months would be incurred to account for the time and/or costs associated with bringing space back on line. Thus, minimum rent as well as overage rent and certain other income has been reduced by this forecasted probability.

    We  have  calculated  the effect of the  total  provision  of vacancy and credit loss on the in-line shops. Through the 10 years of this cash flow analysis, the total allowance for vacancy and credit loss, including provisions for downtime, ranges from a low of 6.1 percent (2000) of total potential gross revenues to a high of 14.5 percent (1996). On average, the total allowance for vacancy and credit loss over the 10 year projection period averages 8.7 percent of these revenues.

  Total Rent
Loss Forecast
      *
     Year       Loss Provision
     1996                 14.5%
     1997                 13.8%
     1998                 11.1%
     1999                  7.7%
     2000                  6.1%
     2001                  6.4%
     2002                  7.0%
     2003                  6.2%
     2004                  6.2%
     2005                  8.0%
     Avg.                  8.7%
*   Includes phased  global vacancy provision  for unseen vacancy and credit
loss  as  well as    weighted downtime provision   of lease turnover.

Note: Excludes department stores and 32,075 square foot atrium office space never leased.

    As discussed, if an existing mall tenant is a consistent under-performer with sales substantially below the mall average, then the turnover probability applied is 100 percent. This assumption, while adding a degree of conservatism to our analysis, reflects the reality that management will continually strive to replace under performers. On balance, the aggregate deductions of all gross revenues reflected in this analysis are based upon overall long-term market occupancy levels and are considered what a prudent investor would allow for credit loss. The remaining sum is effective gross income which an informed investor may anticipate the subject property to produce. We believe this is reasonable in light of overall vacancy in this subject's market area as well as the current leasing structure at the subject.

Effective Gross Income
    In the initial full year of the investment, CY 1996, effective gross revenues ("Total Income" line on cash flow) are forecasted to amount to approximately $11,254,894, equivalent to $16.21 per square foot of total owned GLA.

 Effective Gross Revenue Summary
 Initial Year of Investment - 1996
                          Aggregate         Unit       Income
                             Sum            Rate        Ratio
Potential Gross Income  $11,636,884       $16.76       100.0%
Less: Vacancy and      ($   381,990)     ($ 0.55)        3.3%
Credit Loss Effective
  Gross Income          $11,254,894      $16.219         6.7%

Expenses
    Total expenses incurred in the production of income from the subject property are divided into two categories: reimbursable and non-reimbursable items. The major expenses which are reimbursable include real estate taxes, common area maintenance, common seating charges, and utility/HVAC expenses. The non-reimbursable expenses associated with the subject property include certain general and administrative expenses, ownership's contribution to the merchants association/marketing fund, management charges, and miscellaneous expenses. Other expenses include a reserve for the replacement of short-lived capital components, alteration costs associated with bringing space up to occupancy standards, leasing commissions, and a provision for capital expenditures.

    The various expenses incurred in the operation of the subject property have been estimated from information provided by a number of sources. We have reviewed the subject's component operating history for prior years as well as the 1996 Budget for these expense items. This information is provided in the Addenda. We have compared this information to published data which are available, as well as comparable expense information. Finally, this information has been tempered by our experience with other regional shopping centers.


           TABLE COMPARING OPERATING EXPENSE STATISTICS FOR REGIONAL
                   AND SUPER-REGIONAL MALLS ON THE EAST COAST

Expense Growth Rates
    Expense  growth  rates are generally forecasted  to  be  more consistent with inflationary trends than necessarily with competitive market forces. The Winter 1995 Cushman & Wakefield survey of regional malls found the low and high mean from each respondent to be 3.75 percent. The Fourth Quarter 1995 Korpacz survey reports that the range in expense growth rates runs from
3.0 percent to 5.0 percent with an average of 3.98 percent, down 13 basis points from one year ago. Unless otherwise cited, expenses are forecasted to grow by 3.5 percent per annum over the holding period.

Reimbursable Operating Expenses
    We have analyzed each item of expense individually and attempted to project what the typical investor in a property like the subject would consider reasonable, based upon informed opinion, judgment and experience. The following is a detailed summary and discussion of the reimbursable operating expenses incurred in the operation of the subject property during the initial year of the investment holding period.

    Common Area Maintenance - This expense category includes the annual cost of miscellaneous building maintenance contracts, recoverable labor and benefits, security, insurance, landscaping, snow removal, cleaning and janitorial, exterminating, supplies, trash removal, exterior lighting, common area energy, gas and fuel, equipment rental, interest and depreciation, and other miscellaneous charges. In addition, ownership can generally recoup the cost of certain extraordinary capital items from the tenants. Typically, this is limited to certain miscellaneous capital expenditures. In malls where the CAM budget is high, discretion must be exercised in not trying to pass along every charge as tenants will resist. As discussed, the standard lease agreement allows management to pass along the CAM expense to tenants on the basis of occupied gross leasable area. Furthermore, the interest and depreciation expense is a non-operating item that serves to increase the basis of reimbursement from mall tenants. Mall renovation costs may also be passed along. Most tenants are subject to a
    15.0 percent administrative surcharge although some are assessed 25.0 percent. Historically, the annual CAM expense (before anchor contributions) can be summarized as follows:

                         Historical CAM Expense
                     Year             Budget Amount
                     1993               $1,680,000
                     1994               $1,700,000
                     1995               $1,940,000
                     1996 Budget        $1,900,000


    The 1996 CAM budget is shown to be $1,900,000. An allocation of this budget by line item provided in the Addenda. We have utilized an expense of $1,900,000 for 1996 which is equivalent to $5.52 per square foot of mall shop area (344,388 square feet).

    Ownership is now assessing an annual charge for the cost of the mall renovation. We understand that it has met with some tenant resistance. However, we are advised that management has been successful in passing this expense on to new mall tenants as well. As such, we have continued to utilize the $2.00 per square foot assessment. We have projected this pass through to continue through 2006, resulting in a fifteen year amortization of 1991 mall renovation costs.


              TABLE COMPARING COMMON AREA MAINTENANCE EXPENSE FOR
                     VARIOUS MSAs AROUND THE UNITED STATES


    Real Estate Taxes - The projected taxes to be incurred in 1996 are equal to $600,000. As discussed, the standard recovery for this expense is charged on the basis of average occupied area of non-major mall tenant GLA.
    Taxes are charged to the mall tenants after first deducting department store contributions. We have grown this expense at a higher rate of 4.0 percent per year.

    Food Court CAM (Common Seating) - The cost of maintaining the food court is estimated at $195,000 in the initial year of the holding period. Included here are such items as payroll for administration, maintenance and security, supplies, and other miscellaneous expenses. On the basis of food court gross leasable area of 6,446+/- square feet,
    this  expense  is  equal to $30.25 per square  foot.   As
    articulated, food court tenants are assessed a separate charge for this expense which typically carries a 15.0 percent administrative charge.

Non-Reimbursable Expenses
    Total non-reimbursable expenses at the subject property are projected from accepted practices and industry standards. Again, we have analyzed each item of expenditure in an attempt to project what the typical investor in a property similar to the subject would consider reasonable, based upon actual operations, informed opinion, and experience. The following is a detailed summary and discussion of non-reimbursable expenses incurred in the operation of the subject property for the initial year. Unless otherwise stated, it is our assumption that these expenses will increase by 3.5 percent per annum thereafter.

    General and Administrative - Expenses related to the administrative aspects of the mall include costs particular to operation of the mall, including salaries, travel and entertainment, and dues and subscriptions. A provision is also made for professional services (legal and accounting fees and other professional consulting services). In 1996, we reflect general and administrative expenses of $130,000.

    Utilities - The cost for such items as HVAC, electrical services, and gas and water to certain areas not covered under common area maintenance is estimated at $85,000 in 1996. As discussed, most tenants pay a set charge for HVAC.

    Marketing - These costs include expenses related to the temporary tenant program, including payroll for the promotional and leasing staff. It also contains ownership's contribution to the merchant association which is net of tenant contributions. In the initial year, the cost is forecasted to amount to $110,000.

    Miscellaneous - This catch-all category is provided for various miscellaneous and sundry expenses that ownership will typically incur. Such items as unrecovered repair costs, preparation of suites for temporary tenants, certain non-recurring expenses, expenses associated with maintaining vacant space, and bad debts in excess of our credit loss provision would be included here. In the initial year, these miscellaneous items are forecasted to amount to approximately $50,000.

    Management - The annual cost of managing the subject property is projected to be 4.5 percent of minimum and percentage rent. In the initial year of our analysis, this amount is shown to be $349,317. Alternatively, this amount is equivalent to approximately 3.1 percent of effective gross income. Our estimate is reflective of a typical management agreement with a firm in the business of providing professional management services. This amount is considered typical for a retail complex of this size. Our investigation into the market for this property type indicates an overall range of fees of 3 to 5 percent. Since we have reflected a structure where ownership separately charges leasing commissions, we have used the mid-point of the range as providing for compensation for these services.

    Alterations - The principal component of this expense is ownership's estimated cost to prepare a vacant suite for tenant use. At the expiration of a lease, we have made a provision for the likely expenditure of some monies on ownership's part for tenant improvement allowances. In this regard, we have forecasted a cost of $8.00 per square foot for turnover space (initial cost growing at expense growth rate) weighted by our turnover probability of 30.0 percent. We have forecasted a rate of $1.50 per square foot for renewal (rollover) tenants, based on a renewal probability of 70.0 percent. The blended rate based on our 70/30 turnover probability is therefore $3.45 per square foot. It is noted that ownership has been moderately successful in releasing space in its "as is" condition. Evidence of this is seen in our previously presented summary of recent leasing activity at the mall. The provisions made here for tenant work lends additional conservatism our analysis. These costs are forecasted to increase at our implied expense growth rate.

    Alterations for atrium office space is projected to be $20.00 per square foot for new tenants and $4.00 per square foot for renewal tenants. After the initial lease-up of atrium offices, new tenants will receive $15.00 per
    square foot, with renewal tenants still at $4.00.   Lower
    level mall office space is forecasted to have alteration costs of $5.00 per square foot for new tenants and no Tis
    for  renewals.   These office rates are  based  upon  our
    renewal probability of 50.0 percent.

    Leasing Commissions - Ownership has recently been charging leasing commissions internally. A typical structure is $3.50 per square foot for new tenants and $1.50 per square foot for renewal tenants. These rates are increased by $0.50 and $0.25 per square foot, respectively, every five years. This structure implies a payout up front at the start of a lease. The cost is weighted by our 70/30 percent renewal/turnover probability. Thus, upon lease expiration, a leasing commission charge of $2.10 per square foot would be incurred.

    Office Leasing commissions are based upon a percentage of
    gross  rent.   For this analysis, 20.0 percent  of  first
    year rent is paid out for leasing commissions.

    Capital Expenditures - Ownership has budgeted for certain capital expenditures which represent items outside of the normal repairs and maintenance budget. As of this writing, the capital expenditure budget has not been fully approved but we can make some provisions with reasonable certainty for certain repairs. It is our opinion that a prudent investor would make some provision for necessary repairs and upgrades. To this end, we have reflected expenditures of $150,000 in 1996, $100,000 in 1997, and $75,000 in 1998.

    Replacement Reserves - It is customary and prudent to set aside an amount annually for the replacement of short-lived capital items such as the roof, parking lot and certain mechanical items. The repairs and maintenance expense category has historically included some capital items which have been passed through to the tenants. This appears to be a fairly common practice among most malls. However, we feel that over a holding period some repairs or replacements will be needed that will not be passed on to the tenants. Due to the inclusion of many of the capital items in the maintenance expense category, the reserves for replacement classification need not be sizeable. This becomes a more focused issue when the CAM expense starts to get out of reach and tenants begin to complain. For purposes of this report, we have estimated an expense of between $0.10 and $0.15 per square foot of owned GLA during the first year ($90,000), thereafter increasing by our expense growth rate.

Net Income/Net Cash Flow
    The total expenses of the subject property, including alterations, commissions, capital expenditures, and reserves, are annually deducted from total income, thereby leaving a residual net operating income or net cash flow to the investors in each year of the holding period before debt service. In the initial year of investment, the net operating income is forecasted to be equal to approximately $7.8 million which is equivalent to 69.3 percent of effective gross income. Deducting other expenses including capital items results in a net cash flow before debt service of approximately $7.3 million.

                               Operating Summary
                       Initial Year of Investment - 1996
                         Aggregate       Unit Rate*       Operating
                            Sum                            Ratio
Effective Gross Income  $ 11,254,894       $16.21          100.0%
Operating Expenses      $  3,459,317       $ 4.98           30.7%
Net Operating Income    $  7,795,577       $11.22           69.3%
Other Expenses          $    478,279       $ 0.69            4.3%
Cash Flow               $  7,317,298       $10.54           65.0%
*  Based on total owned GLA of 694,274 square feet.


    Our cash flow model has forecasted the following compound annual growth rates over the ten year holding period 1996-2005.

 Net Operating     2.9%
    Income:
   Cash Flow:      2.8%

    Growth rates are shown to be 2.9 and 2.8 percent, respectively. We note that this annual growth is a result of lease-up, rent steps, and turnover in the property. We believe these rates are reasonable forecasts for a property of the subject's calibre.

Investment Parameters
    After projecting the income and expense components of the subject property, investment parameters must be set in order to forecast property performance over the holding period. These parameters include the selection of capitalization rates (both initial and terminal) and application of the appropriate discount or yield rate, also referred to as the internal rate of return
(IRR).

Selection of Capitalization Rates
    Overall Capitalization Rate
    The overall capitalization rate bears a direct relationship between net operating income generated by the real estate in the initial year of investment (or initial stabilized year) and the value of the asset in the marketplace. Overall rates are also affected by the existing leasing schedule of the property, the strength or weakness of the local rental market, the property's position relative to competing properties, and the risk/return characteristics associated with competitive investments.

    The trend has been for rising capitalization rates. We feel that much of this has to do with the quality of the product that has been selling. Sellers of the better performing dominant Class A malls have been unwilling to waver on their pricing. Many of the malls which have sold over the past 18 to 24 months are found in less desirable second or third tier locations or represent turnaround situations with properties that are posed for expansion or remerchandising. With fewer buyers for the top performing assets, sales have been somewhat limited.

                   Overall Capitalization Rates
                        Regional Mall Sales
 Year           Range         Mean   Basis Point Change
 1988       5.00% - 8.00%     6.16%        --
 1989       4.58% - 7.26%     6.05%        -11
 1990       5.06% - 9.11%     6.33%        +28
 1991       5.60% - 7.82%     6.44%        +11
 1992       6.00% - 7.97%     7.31%        +87
 1993       7.00% -10.10%     7.92%        +61
 1994       6.98% -10.29%     8.37%        +45
 1995       7.47% -11.10%     9.14%        +79


    The data above shows that, with the exception of 1989, the average cap rate has shown a rising trend each year. Between 1988 and 1989, the average rate declined by 11 basis points.
This was partly a result of dramatically fewer transactions in 1989 as well as the sale of Woodfield Mall at a reported cap rate of 4.58 percent. In 1990, the average cap rate jumped 28 basis points to 6.33 percent. Among the 16 transactions we surveyed that year, there was a marked shift of investment criteria upward, with additional basis point risk added due to the deteriorating economic climate for commercial real estate. Furthermore, the problems with department store anchors added to the perceived investment risk.

    1992 saw owners become more realistic in their pricing as some looked to move product because of other financial pressures. The 87 basis point rise to 7.31 percent reflected the reality that, in many markets, malls were not performing as strongly as expected. A continuation of this trend was seen in 1993 as the average rate increased by 61 basis points. The trend in deals over the past two year period shows a respective rise in average cap rates of 45 and 59 basis points. For the year, 1994 transactions were a mix of quality, ranging from premier, institutional grade centers (Biltmore Fashion Park, Riverchase Galleria), to B-centers such as Corte Madera Town Center and Crossroads Mall. The continuation of this trend into 1995 is in evidence as owners of the better quality malls are either aggressively pricing them or keeping them off of the market until it improves further. Also, the beating that REIT stocks experienced has forced up their yields, thereby putting pressure on the pricing levels they can justify.

    Much of the buying over the past 18 to 24 months has been opportunistic acquisitions involving properties selling near or below replacement cost. Many of these properties have languished due to lack of management focus or expertise, as well as a limited ability to make the necessary capital commitments for growth. As these opportunities become harder to find, we believe that investors will again begin to focus on the stable returns of the dominant Class A product.

    The Cushman & Wakefield's Winter 1995 survey reveals that going-in cap rates for regional shopping centers range between
7.0 and 9.0 percent with a low average of 7.47 and high average of 8.25 percent, respectively; a spread of 78 basis points. Generally, the change in average capitalization rates over the Spring 1995 survey shows that the low average decreased by 3 basis points, while the upper average increased by 15 points. Terminal, or going-out rates are now averaging 8.17 and 8.83 percent, representing a decrease of 22 basis points and 23 basis points, from Spring 1995 averages.

Cushman & Wakefield Valuation Advisory Services

National Investor Survey - Regional Malls (%) Investment

Investment         Winter 1994            Spring 1995            Winter 1995
Parameters       Low        High         Low      High         Low       High
OAR/Going-In  6.50-9.50  7.50-9.50   7.00-8.50  7.00-8.00   7.00-8.00  7.50-9.00
                 7.6        8.4         7.5        8.1         7.47       8.25
OAR/Terminal  7.00-9.50  7.50-10.50  7.50-8.75  8.00-9.25   7.00-9.00 8.00-10.00
                 8.0        8.8         7.95       8.6         8.17      8.83
IRR           10.0-11.50 10.0-13.0   10.0-11.50 11.0-12.0   10.0-11.5 10.5-12.0
                10.5       11.5        10.7       11.4        10.72     11.33


    The Fourth Quarter 1995 Peter F. Korpacz survey finds that cap rates have remained relatively stable. They recognize that there is extreme competition for the few premier malls that are offered for sale which should exert downward pressure on rates. However, most of the available product is B or C quality which are not attractive to most institutional investors. The survey did, however, note a dramatic change for the top tier investment category of 20 to 30 true "trophy" assets in that investors think it is unrealistic to assume that cap rates could fall below 7.0 percent.

                         NATIONAL REGIONAL MALL MARKET

                              FOURTH QUARTER 1995

  KEY INDICATORS          CURRENT            LAST
   Free & Clear           QUARTER           QUARTER          YEAR AGO
    Equity IRR
RANGE                  10.00%-14.00%     10.00%-14.00%     10.00%-14.00
AVERGAE                    11.55%            11.55%            11.60%
CHANGE (Basis Points)       --                0                 -5

Free & Clear Going-In Cap Rate
RANGE                  6.25%-11.00%      6.25%-11.00%      6.25%-11.00%
AVERAGE                    7.86%             7.84%             7.73%

CHANGE (Basis Points)       --                +2                +13

Residual Cap Rate
RANGE                 7.00%-11.00%       7.00%-11.00%      7.00%-11.00%
AVERAGE                   8.45%              8.45%             8.30%
CHANGE (Basis Points)      -                  0                 +15


Source: Peter Korpacz Associates, Inc. - Real Estate Investor Survey Fourth Quarter - 1995


    As can be seen from the above, the average IRR has decreased by 5 basis points to 11.55 percent from one year ago. However, it is noted that this measure has been relatively stable over the past three months. The quarter's average initial free and clear equity cap rate rose 13 basis points to 7.86 percent from a year earlier, while the residual cap rate increased 15 basis points to
8.45 percent.

    Most retail properties that are considered institutional grade are existing, seasoned centers with good inflation protection that offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated renovation and re-merchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities are now serious impediments to new retail development.

    Finally, investors have recognized that the retail landscape has been fundamentally altered by consumer lifestyles changes,
industry   consolidations  and  bankruptcies.   This  trend   was
strongly in evidence as the economy enters 1996 in view of the wave of retail chains whose troublesome earnings are forcing major restructures or even liquidations. (The reader is referred to the National Retail Overview in the Addenda of this report). Trends toward more casual dress at work and consumers growing pre-occupation with their leisure and home lives have created the need for refocused leasing efforts to bring those tenants to the mall that help differentiate them from the competition. As such, entertainment, a loosely defined concept, is one of the most common directions malls have taken. A trend toward bringing in larger specialty and category tenants to the mall is also in evidence. The risk from an owners standpoint is finding that mix which works the best.

    Nonetheless, the cumulative effect of these changes has been a rise in rates as investors find it necessary to adjust their risk premiums in their underwriting.

    Based  upon  this discussion, we are inclined  to  group  and
characterize   regional   malls  into  the   general   categories
following:

   Cap Rate Range        Category

   7.0% to 7.5%          Top 20 to 25+/- malls in the country.

   7.5% to 8.5%          Dominant Class
                         A investment grade property, high sales
                         levels, relatively good health ratios,
                         excellent demographics (top 50 markets), and considered to present a significant barrier to entry within its trade area.

   8.5% to 10.5%         Somewhat broad
                         characterization of investment quality
                         properties ranging from primary MSAs to
                         second tier cities.  Properties at the
                         higher end of the scale are probably
                         somewhat vulnerable to new competition
                         in their market.

   10.5% to 12.0%        Remaining
                         product which has limited appeal or
                         significant risk which will attract only a smaller, select group of investors.

Conclusion - Initial Capitalization Rate
    Eastpoint Mall is one of the dominant malls in its region. In addition, to its four strong anchor stores. Mall shops are well merchandised and should continue to enjoy high occupancy levels. The trade area is moderately affluent and stable, although very little growth is projected for the area. The following points summarize some of our perceptions regarding the mall:

    - The trade area is stable. However, with little growth projected, the potential to increase sales and rents become a factor in forecasting income growth.

    - The potential for future competition is unlikely in the region/trade area.

    - Investors would likely place little emphasis on potential income from atrium office space, focusing more on in-place income and near-term returns.

    - Occupancy costs are considered to be reasonable.

    On balance, we believe that a property with the sought after characteristics of the subject would potentially trade at an overall rate between 8.75 and 9.25 percent based on first year income if it were operating on a stabilized basis.

    Terminal Capitalization Rate
    The residual cash flows generated annually by the subject property comprise only the first part of the return which an investor will receive. The second component of this investment return is the pre-tax cash proceeds from the resale of the property at the end of a projected investment holding period. Typically, investors will structure a provision in their analyses in the form of a rate differential over a going-in capitalization rate in projecting a future disposition price. The view is that the improvement is then older and the future is harder to visualize; hence a slightly higher rate is warranted for added risks in forecasting. On average, our rate survey shows a 38 basis point differential.

    Therefore, to the range of stabilized overall capitalization rates, we have added 25 basis points to arrive at a projected terminal capitalization rate ranging from 9.00 to 9.50 percent. This provision is made for the risk of lease-up and maintaining a certain level of occupancy in the center, its level of revenue collection, the prospects of future competition, as well as the uncertainty of maintaining the forecasted growth rates over such a holding period. In our opinion, this range of terminal rates would be appropriate for the subject. Thus, this range of rates is applied to the following year's net operating income before reserves, capital expenditures, leasing commissions and alterations as it would be the first received by a new purchaser of the subject property. Applying a rate of say 9.25 percent for disposition, a current investor would dispose of the subject property at the end of the investment holding period for an amount of approximately $111.0 million based on 2006 net income of approximately $10.3 million.

    From the projected reversionary value to an investor in the subject property, we have made a deduction to account for the various transaction costs associated with the sale of an asset of this type. These costs consist of 2.0 percent of the total disposition price of the subject property as an allowance for transfer taxes, professional fees, and other miscellaneous expenses including an allowance for alteration costs that the seller pays at final closing. Deducting these transaction costs from the computed reversion renders pre-tax the net proceeds of sale to be received by an investor in the subject property at the end of the holding period.

                  Net Proceeds at Reversion
                                         Less Costs of Sale
Net Income 2006   Gross Sale Price              and                Net Proceeds
                                    Miscellaneous Expenses @ 2.0%

  $10,268,596      $111,011,849             $2,220,237             $108,791,612


Selection of Discount Rate
    The discounted cash flow analysis makes several assumptions which reflect typical investor requirements for yield on real property. These assumptions are difficult to directly extract from any given market sale or by comparison to other investment vehicles. Instead, investor surveys of major real estate investment funds and trends in bond yield rates are often cited to support such analysis.

    A yield or discount rate differs from an income rate, such as cash-on-cash (equity dividend rate), in that it takes into consideration all equity benefits, including the equity reversion at the time of resale and annual cash flow from the property. The internal rate of return is the single-yield rate that is used to discount all future equity benefits (cash flow and reversion) into the initial equity investment. Thus, a current estimate of the subject's present value may be derived by discounting the projected income stream and reversion year sale at the property's yield rate.

    Yield rates on long term real estate investments range widely between property types. As cited in Cushman & Wakefield's Winter 1995 survey, investors in regional malls are currently looking at broad rates of return between 10.0 and 12.00 percent, down slightly from our last two surveys. The indicated low and high means are 10.72 and 11.33 percent, respectively. Peter F. Korpacz reports an average internal rate of return of 11.55 percent for the Fourth Quarter 1995, down 5 basis points from the year ago level.

    The yield rate on a long term real estate investment can also be compared with yield rates offered by alternative financial investments since real estate must compete in the open market for capital. In developing an appropriate risk rate for the subject, consideration has been given to a number of different investment opportunities. The following is a list of rates offered by other types of securities.

      Market Rates and        February, 1996
       Bond Yields (%)
      --------------------------------------
        Reserve Bank               5.00
          Discount Rate

        Prime Rate (Monthly        8.25
          Average)
        3-Month Treasury Bills     4.86

        U.S. 10-Year Notes         6.06
        U.S. 30-Year Bonds         6.47
        Telephone Bonds            7.70
        Municipal Bonds            5.68

    Source: New York Times


    This compilation of yield rates from alternative investments reflects varying degrees of risk as perceived by the market. Therefore, a riskless level of investment might be seen in a three month treasury bill at 4.86 percent. A more risky investment, such as telephone bonds, would currently yield a much higher rate of 7.70 percent. The prime rate is currently 8.25 percent, while the discount rate is 5.00 percent. Ten year treasury notes are currently yielding around 5.06 percent, while 30-year bonds are at 6.47 percent.

    Real estate investment typically requires a higher rate of return (yield) and is much influenced by the relative health of financial markets. A retail center investment tends to incorporate a blend of risk and credit based on the tenant mix, the anchors that are included (or excluded) in the transaction, and the assumptions of growth incorporated within the cash flow analysis. An appropriate discount rate selected for a retail center thus attempts to consider the underlying credit and security of the income stream, and includes an appropriate premium for liquidity issues relating to the asset.

    There has historically been a consistent relationship between the spread in rates of return for real estate and the "safe" rate available through long-term treasuries or high-grade corporate bonds. A wider gap between return requirements for real estate and alternative investments has been created in recent years due to illiquidity issues, the absence of third party financing, and the decline in property values.

    Investors have suggested that the regional mall market has become increasingly "tiered" over the past two years. The country's premier malls are considered to have the strongest trade areas, excellent anchor alignments, and significant barriers of entry to future competitive supply. These and other "dominant" malls will have average mall shop sales above $300 per square foot and be attractive investment vehicles in the current market. It is our opinion that the subject would attract high interest from institutional investors if offered for sale in the current marketplace. There is not an abundance of regional mall assets of comparable quality currently available, and many regional malls have been included within REITs, rather than offered on an individual property basis. However, we must further temper our analysis due to the fact that there remains some risk that the inherent assumptions employed in our model come to full fruition.

    Finally, application of these rate parameters to the subject should entail some sensitivity to the rate at which leases will be expiring over the projection period. Provided below is a summary of the forecasted lease expiration schedule for the subject. A complete expiration report is included in the Addenda.

 Lease Expiration Schedule *

Calendar   No. of      GLA    Cumulative %
  Year     Leases      (SF)
  1996        9       16,647      4.1%
  1997       17       49,223     16.1%
  1998        8       13,940     19.6%
  1999       14       24,031     25.5%
  2000        7       12,167     28.4%
  2001       22       46,748     39.9%
  2002       18       29,807     47.2%
  2003       11       39,600     56.9%
  2004        7       45,152     68.0%
  2005       12       31,527     75.7%

* Excludes department stores.


    From the above, we see that a moderate percentage (28.4 percent) of the GLA will expire by 2000. The largest expiration year is 1997 when leases totaling 49,223 square feet of the center will expire. Over the total projection period, the mall will turnover about 75.7 percent of mall shop space. Overall, consideration is given to this in our selection of an appropriate risk rate. We would also note that much of the risk factored into such an analysis is reflected in the assumptions employed within the cash flow model, including rent and sales growth, turnover, reserves, and vacancy provisions.

    We have briefly discussed the investment risks associated with the subject. On balance, it is our opinion that an investor in the subject property would require an internal rate of return between 12.00 and 12.50 percent.

Present Value Analysis
    Analysis by the discounted cash flow method is examined over a holding period that allows the investment to mature, the investor to recognize a return commensurate with the risk taken, and a recapture of the original investment. Typical holding periods usually range from 10 to 20 years and are sufficient for the majority of institutional grade real estate such as the subject to meet the criteria noted above. In the instance of the subject, we have analyzed the cash flows anticipated over a ten year period commencing on January 1, 1996.

    A sale or reversion is deemed to occur at the end of the 10th year (December 31, 2005), based upon capitalization of the following year's net operating income. This is based upon the premise that a purchaser in the 10th year is buying the following year's net income. Therefore, our analysis reflects this situation by capitalizing the first year of the next holding period.

    The present value is formulated by discounting the property cash flows at various yield rates. The yield rate utilized to discount the projected cash flow and eventual property reversion has been based on an analysis of anticipated yield rates of investors dealing in similar investments. The rates reflect acceptable expectations of yield to be achieved by investors currently in the marketplace shown in their current investment criteria and as extracted from comparable property sales.

  Cash Flow Assumptions

    Our  cash  flows forecasted for the mall have been presented.
To reiterate, the formulation of these cash flows incorporate the following general assumptions in our computer model:

    1. The pro forma is presented on a calendar year basis commencing on January 1, 1996. The present value analysis is based on a 10 year holding period commencing from January 1, 1996. This period reflects 10 years of operations and follows an adequate time for the property to proceed through an orderly lease-up and continue to benefit from any remerchandising. In this regard, we have projected that the investment will be sold at the year ending December 31, 2005.

    2. Existing lease terms and conditions remain unmodified until their expiration. At expiration, it has been assumed that there is an 70.0 percent probability that existing retail tenants will renew their lease. Office tenants are projected to have a 50.0 percent probability. Executed and high probability pending leases have been assumed to be signed in accordance with negotiated terms as of the date of valuation.

    3. 1996 base date market rental rates for existing tenants have been established according to tenant size with consideration given to location within the mall, the specific merchandise category, as well as the tenants sales history. Lease terms throughout the total complex vary but for new in-line mall tenants are generally 5 to 12 years. While some have been flat, others have one or two step-ups over the course of the term. Upon renewal, it is assumed that new leases are written for an average of 10 years with a rent step of 10.0 percent in years 4 and 8. An exception exists in the instance where a tenant is determined to be paying base rent which is above market, or where percentage rent is being generated in the base lease and is forecasted to continue over the ensuing period. In these instances, we have assumed that a flat lease will be written. Kiosk leases are written for 5 year terms with a 10.0 percent rent increase after 36 months. Office leases are also written for five years.

    4. Market rents have been established for 1996 based upon an overall average of about $19.22 per square foot for in-line mall shop space. Subsequently, it is our assumption that market rental rates for mall tenants will remain flat through 1997, increasing by 2.0 percent in 1998, 3.0 percent in 1999, and 3.5 percent per year thereafter.

    5. Most tenants have percentage rental clauses providing for the payment of overage rent. We have relied upon average sales data as provided by management. In our analysis, we have forecasted that sales will remain flat and then grow by 2.0 percent in 1997, 3.0 percent in 1998, and 3.5 percent per year throughout the balance of the holding period.

    6. Expense recoveries are based upon terms specified in the various lease contracts. The standard lease contract for real estate taxes and common area maintenance billings for interior mall tenants is based upon a tenants pro rata share with the latter carrying an administrative surcharge of 15.0 percent. Pro-rata share is generally calculated on leased (occupied) area as opposed to leasable area. Department store contributions are deducted before pass through to the mall shops. HVAC charges are for mall HVAC.

    7. Income lost due to vacancy and non- payment of obligations has been based upon our turnover probability assumption as well as a global provision for credit loss. Upon the expiration of a lease, there is
        30.0 percent probability that the retail tenant will vacate the suite. At this time we have forecasted that rent loss equivalent to 6 months rent would be incurred to account for the time associated with bringing the space back on-line. Office tenants have a 50.0 percent renewal probability. In addition, we have forecasted an annual global vacancy and credit loss of gross rental income which we have stepped-up to a stabilized level of 5.0 percent. This global provision is applied to all tenants excluding anchor department stores.

    8. Specialty leasing and miscellaneous income consists of several categories. Specialty leasing is generated by the mall's successful temporary in-line tenant program which fill in during periods of downtime between permanent in-line tenants. Miscellaneous income is generated by chargebacks for tenant work, forfeited security deposits, stroller rentals, telephones, etc. We have grown all miscellaneous revenues by 3.0 percent per annum.

    9. Operating expenses have been developed from management's budget from which we have recast certain expense items. Expenses have also been compared to industry standards as well as our general experience in appraising regional malls throughout the northeast. Operating expenses are generally forecasted to increase by 3.5 percent per year except for management which is based upon 4.5 percent of minimum and percentage rent annually. Taxes are forecasted to grow at 4.0 percent per year. Alteration costs are assumed to escalate at our forecasted expense inflation rate.

    10. A provision for initial capital reserves of approximately $90,000 equal to approximately $0.13 per square foot of total owned GLA has been reflected. An alteration charge of $8.00 per square foot has been utilized for new mall tenants. Renewal tenants have been given an allowance of $1.50 per square foot. Leasing commissions reflect a rate structure of $3.50 per square foot for new leases and $1.50 per square foot for renewal leases. Office tenants have a different schedule for alterations and commissions. A contingency provision for other capital expenditures has been made for the first three years.

    For a property such as the subject, it is our opinion that an investor would require an all cash discount rate in the range of
12.00 to 12.50 percent. Accordingly, we have discounted the projected future pre-tax cash flows to be received by an equity investor in the subject property to a present value so as to yield 12.00 to 12.50 percent at 25 basis point intervals on equity capital over the holding period. This range of rates reflects the risks associated with the investment. Discounting these cash flows over the range of yield and terminal rates now being required by participants in the market for this type of real estate places additional perspective upon our analysis. A valuation matrix for the subject appears on the following table:

               Valuation Matrix (000)
 Terminal Cap              Discount Rate
     Rate
                  12.00%       12.25%      12.50%
     9.00%        $83,166     $81,868      $80,597
     9.25%        $82,193     $80,917      $79,667
     9.50%        $81,272     $80,015      $78,785


    Through such a sensitivity analysis, it can be seen that the present value of the subject property varies from approximately $78.8 to $83.2 million. Giving consideration to all of the characteristics of the subject previously discussed, we feel that a prudent investor would require a yield which falls near the middle of the range outlined above for this property. Accordingly, we believe that based upon all of the assumptions inherent in our cash flow analysis, an investor would look toward as IRR around 12.25 percent and a terminal rate around 9.25 percent as being most representative of the subject's value in the market.

    In view of the analysis presented here, it becomes our opinion that the discounted cash flow analysis indicates a market value of $81.0 million for the subject property as of January 1, 1996. The indices of investment generated through this indicated value conclusion are shown on the Facing Page.

                         DISCOUNTED CASH FLOW ANALYSIS
                      Eastpoint Mall (Baltimore, Maryland)
                           Cushman & Wakefield, Inc.

Year          Net        Discount   Present Value  Composition  Annual Cash
 No. Year  Cash Flow  Factor 12.25% of Cash Flows    of Yield  on Cash Returns
 1   1996  $7,317,298 x  0.8908686 =  $6,518,751       8.06%       9.03%
 2   1997  $7,470,914 x  0.7936469 =  $5,929,267       7.33%       9.22%
 3   1998  $7,893,429 x  0.7070351 =  $5,580,931       6.90%       9.74%
 4   1999  $8,456,066 x  0.6298753 =  $5,326,267       6.58%      10.44%
 5   2000  $8,717,550 x  0.5611362 =  $4,891,732       6.05%      10.76%
 6   2001  $8,872,105 x  0.4998986 =  $4,435,153       5.48%      10.95%
 7   2002  $8,898,840 x  0.4453439 =  $3,963,045       4.90%      10.99%
 8   2003  $9,261,835 x  0.3967429 =  $3,674,568       4.54%      11.43%
 9   2004  $9,548,132 x  0.3534458 =  $3,374,747       4.17%      11.79%
 10  2005  $9,420,071 x  0.3148738 =  $2,966,133       3.67%      11.63%

Total Present Value of Cash Flows:   $46,660,595      57.67%      10.60%
                                                      Total        Avg.

Reversion Year  NOI/Income  / Terminal OAR =      Reversion
 11  2006       $10,268,596 /       9.25%       $111,011,849
                Less: Cost of Sale  2.00%        ($2,220,237)
                Less: Tls & Commissions                   $0

                Net Reversion                   $108,791,612
                x Discount Factor                  0.3148738
                Total Present Value of Reversion $34,255,626    42.33%

Total Present Value of Cash Flows & Reversion:   $80,916,221   100.00%

Rounded Value via Discounted Cash Flow:          $81,000,000

        Owned Net Rentable Area:                     694,274
        Value per Square Foot (Owned GLA):           $116.67

        Owned Mall Shop Area:                        344,388
        Value per Square Foot (Shop GLA)*:           $235.20

        Year One NOI (12 months):                 $7,795,577
        Implicit Going-In Capitalization Rate:         9.62%

        Compound Annual Growth Rate
        Concluded Value to Reversion Value:            3.20%

        Compound Annual Growth Rate
        Net Cash Flow:                                 2.56%

*Excludes Anchors, Mall Offices, and Atrium Offices


    We note that the computed equity yield is not necessarily the true rate of return on equity capital. This analysis has been performed on a pre-tax basis. The tax benefits created by real estate investment will serve to attract investors to a pre-tax yield which is not the full measure of the return on capital.

Direct Capitalization
    To further support our value conclusion at stabilization derived via the discounted cash flow, we have also utilized the direct capitalization method. In direct capitalization, an overall rate is applied to the net operating income of the subject property. In this case, we will again consider the indicated overall rates from the comparable sales in the Sales Comparison Approach as well as those rates established in our Investor Survey.

    In view of our total analysis, we would anticipate that at the subject would trade at an overall rate of approximately 8.75 to 9.25 percent applied to first year income. Applying these rates to first year net operating income before reserves, alterations, and other expenses for the subject of $7,795,577 results in a value of approximately $84,280,000 to $89,090,000. From this range we would be inclined to conclude at a value of $85,000,000 by direct capitalization which is indicative of an overall rate of 8.42 percent.

    However, it is our opinion that a prudent investor in the property would consider the capital expenditures and leasing costs through 1999 in the final value estimate. By discounting commissions, alterations, and capital expenditures at 12.25 percent through 1999, a deduction of about $1,210,000 is indicated. Applying this to $85.0 million results in a value estimate of roughly $83.79 million. Thus, the indicated value via direct capitalization as of January 1, 1996, was $83,800,000.

                       RECONCILIATION AND FINAL VALUE ESTIMATE

    Application  of  the Sales Comparison and  Income  Approaches
used  in  the  valuation  of the subject  property  has  produced
results   which  fall  within  a  reasonably  acceptable   range.
Restated, these are:

   Methodology                          Market Value
                                         Conclusion
Sales Comparison Approach       $81,000,000 - $83,000,000
Income Approach
    Discounted Cash Flow               $81,000,000
    Direct Capitalization              $83,800,000


    This is considered a narrow range in possible value given the magnitude of the value estimates. Both approaches are well supported by data extracted from the market. There are, however, strengths and weaknesses in each of these two approaches which require reconciliation before a final conclusion of value can be rendered.

Sales Comparison Approach
    The Sales Comparison Approach arrived at a value indicted for the property by analyzing historical arms-length transaction, reducing the gathered information to common units of comparison, adjusting the sale data for differences with the subject and interpreting the results to yield a meaningful value conclusion. The basis of these conclusions was the cash-on-cash return based on net income and the adjusted price per square foot of gross leasable area sold. An analysis of the subject on the basis of its implicit sales multiple was also utilized.

    The process of comparing historical sales data to assess what purchasers have been paying for similar type properties is weak in estimating future expectations. Although the unit sale price yields comparable conclusions, it is not the primary tool by which the investor market for a property like the subject operates. In addition, no two properties are alike with respect to quality of construction, location, market segmentation and income profile. As such, subjective judgment necessarily become a part of the comparative process. The usefulness of this approach is that it interprets specific investor parameters established in their analysis and ultimate purchase of a property. In light of the above, the writers are of the opinion that this methodology is best suited as support for the conclusions of the Income Approach. It does provide useful market extracted rates of return such as overall rates to simulate investor behavior in the Income Approach.

Income Approach
    Discounted Cash Flow Analysis
    The subject property is highly suited to analysis by the discounted cash flow method as it will be bought and sold in investment circles. The focus on property value in relation to anticipated income is well founded since the basis for investment is profit in the form of return or yield on invested capital. The subject property, as an investment vehicle, is sensitive to all changes in the economic climate and the economic expectations of investors. The discounted cash flow analysis may easily reflect changes in the economic climate of investor expectations by adjusting the variables used to qualify the model. In the case of the subject property, the Income Approach can analyze existing leases, the probabilities of future rollovers and turnovers and reflect the expectations of overage rents. Essentially, the Income Approach can model many of the dynamics of a complex shopping center. The writers have considered the results of the discounted cash flow analysis because of the applicability of this method in accounting for the particular characteristics of the property, as well as being the tool used by many purchasers.

Capitalization
    Direct capitalization has its basis in capitalization theory and uses the premise that the relationship between income and sales price may be expressed as a rate or its reciprocal, a multiplier. This process selects rates derived from the marketplace, in much the same fashion as the Sales Comparison Approach, and applies this to a projected net operating income to derive a sale price. The weakness here is the idea of using one year of cash flow as the basis for calculating a sale price. This is simplistic in its view of expectations and may sometimes be misleading. If the year chosen for the analysis of the sale price contains an income stream that is over or understated, this error is compounded by the capitalization process. Nonetheless, real estate of the subject's calibre is commonly purchased on a net capitalization basis. Overall, this methodology was given important consideration in our total analysis.

Conclusions
    We have briefly discussed the applicability of each of the methods presented. Because of certain vulnerable characteristics in the Sales Comparison Approach, it has been used as supporting evidence and as a final check on the value conclusion indicated by the Income Approach methodology. The value exhibited by the Income Approach is consistent with the leasing profile of the mall. Overall, it indicates complimentary results with the Sales Comparison Approach, the conclusions being supportive of each method employed, and neither range being extremely high or low in terms of the other.

    As a result of our analysis, we have formed an opinion that the market value of the leased fee estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1996, was:

                   EIGHTY ONE MILLION DOLLARS
                           $81,000,000


               ASSUMPTIONS AND LIMITING CONDITIONS

"Appraisal" means the appraisal report and opinion of value stated therein; or the letter opinion of value, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Appraisal.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary which issued the Appraisal.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Appraisal.

This appraisal is made subject to the following assumptions and limiting conditions:

1. This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2)b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to
  develop  the  appraiser's  opinion  of  value.   Supporting documentation
  concerning the data, reasoning, and analyses is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

2. No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

3.  The   information  contained  in   the Appraisal or upon which the
  Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters.

4. The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

5.  The Appraisal is to be used in whole and not  in  part.   No  part of the
  Appraisal shall be used in conjunction with any other appraisal. Publication of the Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for
  which it was prepared.  No part of the   Appraisal  shall  be  conveyed  to
  the  public   through advertising, or used in any sales or promotional
  material without C&W's  prior  written  consent.   Reference  to  the
  Appraisal Institute or to the MAI designation is prohibited.

6. Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

7. The Appraisal assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full
  compliance with all applicable federal, state and local zoning   and
  environmental  regulations  and   laws,   unless noncompliance is stated,
  defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Appraisal is based.

8. The forecasted potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9. The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best estimates of current market thinking on
  future income  and expenses.    The  Appraiser  and  C&W  make  no   warranty
  or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10.  Unless   otherwise   stated   in   the Appraisal,  the  existence of
  potentially hazardous or toxic materials which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.  Unless   otherwise   stated   in   the Appraisal, compliance with the
  requirements of the Americans With Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the
  property.   C&W  recommends that an expert  in  this  field  be employed.

                           CERTIFICATION OF APPRAISAL

    We certify that, to the best of our knowledge and belief:

1. Richard W. Latella, MAI and Jay F. Booth inspected the property. Brian J. Booth did not inspect the property but has contributed to the underlying analysis.

2. The statements of fact contained in this report are true and correct.

3. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

5. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. The appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

6. No one provided significant professional assistance to the persons signing this report.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. As of the date of this report, Richard W. Latella has completed the requirements of the continuing education program of the Appraisal Institute.


    /s/ Jay F. Booth                         /s/ Brian J. Booth

    Jay F. Booth                              Brian J. Booth
Retail  Valuation Group               Valuation Advisory Services


   /s/ Richard W. Latella

   Richard W. Latella, MAI
   Senior Director
   Retail Valuation Group
   Maryland Certified General
   Real Estate Appraiser License No. 10462


                                    ADDENDA


                            NATIONAL RETAIL OVERVIEW

                        OPERATING EXPENSE BUDGET (1996)

                           TENANT SALES REPORT (1995)

                         PRO-JECT LEASE ABSTRACT REPORT

                      PRO-JECT PROLOGUE ASSUMPTIONS REPORT

                        PRO-JECT TENANT REGISTER REPORT

                        PRO-JECT LEASE EXPIRATION REPORT

             ENDS FULL DATA REPORT FOR PRIMARY AND TOTAL TRADE AREA

                        REGIONAL MALL SALES (1991-1993)

                      CUSHMAN & WAKEFIELD INVESTOR SURVEY

                           APPRAISERS' QUALIFICATIONS

                              PARTIAL CLIENT LIST



      CUSHMAN & WAKEFIELD, INC.
      NATIONAL RETAIL OVERVIEW


                          Prepared by: Richard W. Latella, MAI


                NATIONAL RETAIL MARKET OVERVIEW

Introduction
    Shopping centers constitute the major form of retail activity in the United States today. Approximately 55 percent of all non- automotive retail sales
occur  in  shopping  centers.   It  is estimated that consumer spending
accounts for about two-thirds of all economic activity in the United States. As such, retail sales patterns have become an important indicator of the country's economic health.

    During the period 1980 through 1995, total retail sales in the United States increased at a compound annual rate of 6.16 percent. Data for the period 1990 through 1995 shows that sales growth has slowed to an annual
average of 4.93  percent.   This information  is summarized on the following
chart. The Commerce Department reports that total retail sales fell three-tenths of a percent in January 1996.

                Total U.S. Retail Sales(1)
       Year          Amount       Annual Change
                   (Billions)
       1980         $  957,400           N/A
       1985         $1,375,027           N/A
       1990         $1,844,611           N/A
       1991         $1,855,937           .61%
       1992         $1,951,589          5.15%
       1993         $2,074,499          6.30%
       1994         $2,236,966          7.83%
       1995         $2,346,577          4.90%
 Compound Annual
   Growth Rate                         +6.16%
    1980-1995
CAGR: 1990 - 1995                      +4.93%

(1)1985 - 1995 data reflects recent revisions by the U.S. Department of
Commerce: Combined Annual and Revised Monthly Retail Trade.

Source: Monthly Retail Trade Reports Business Division, Current Business Reports, Bureau of the Census, U.S. Department of Commerce.


    The early part of the 1990s was a time of economic stagnation and uncertainty in the country. The gradual recovery, which began as the nation crept out of the last recession, has shown some signs of weakness as corporate downsizing has accelerated. But as the recovery period reaches into its fifth year and the retail environment remains volatile, speculation regarding the nation's economic future remains. It is this uncertainty which has shaped recent consumer spending patterns.

Personal Income and Consumer Spending
    Americans' personal income advanced by six-tenths of a percent in December, which helped raise income for all of 1995 by 6.1 percent, the
highest gain since 6.7 percent in  1990.   This growth  far  outpaced the 2.5
percent in 1994 and 4.7 percent  in 1993.   Reports for February 1996 however,
reported that income grew at an annual rate of eight-tenths of a percent, the biggest gain in thirteen months, and substantially above January's anemic growth rate of one-tenth of a percent.

    Consumer spending is another closely watched indicator of economic activity. The importance of consumer spending is that it represents two-thirds of the nation's economic activity. Total consumer spending rose by 4.8 percent in 1995, slightly off of the 5.5 percent rise in 1994 and 5.8
percent in 1993.   These increases  followed  a significant lowering on
unemployment and bolstered consumer confidence. The Commerce Department reported that Americans spent at an annual rate of $5.01 trillion in January 1996, a drop of five-tenths of a percent. It was the third drop in five months.

Unemployment Trends
    The Clinton Administration touts that its economic policy has dramatically increased the number of citizens who have jobs. Correspondingly, the nation's unemployment rate continues to decrease from its recent peak in
1992.   Selected  statistics released  by  the  Bureau of Labor Statistics are summarized  as follows:

Selected Employment Statistics

    Civilian Labor Force               Employed
         Total Workers         Total Workers             Unemployment
Year(1)     (000)   % Change     (000)         % Change       Rate
 1990      124,787       .7     117,914          .5           5.5
 1991      125,303       .4     116,877         -.9           6.7
 1992      126,982      1.3     117,598          .6           7.4
 1993      128,040       .8     119,306         1.5           6.8
 1994      131,056      2.4     123,060         3.1           6.1
 1995      132,337      .98     124,926         1.5           5.6
 CAGR                  1.18                     1.16
1990-1995

(1)Year ending December 31

Source:  Bureau of Labor Statistics U.S. Department of Labor


    During  1995,  the  labor  force increased  by  1,281,000  or approximately
1.0  percent.   Correspondingly,  the   level   of employment increased by
1,866,000 or 1.5 percent. As such, the year end unemployment rate dropped by five-tenths of a percent to 5.6 percent. For 1995, monthly job growth averaged 144,000. On balance, over 8.0 million jobs have been created since the recovery began.

Housing Trends
    Housing starts enjoyed a good year in 1994 with a total of 1.53 million starts; this up 13.0 percent from 1.45 million in 1993. Multi-family was up
60.0 percent in 1994 with 257,00 starts. However, the National Asociation of Homebuilders forsees a downshift in activity throughout 1995 resulting from the laggard effect of the Federal Reserves's policy of raising interest rates. The
 .50 percent increase in the federal funds rate on February 1, 1995 was the seventh increase over the past thirteen months, bringing it to its highest level since 1991. Sensing a retreat in the threat of inflation, the Fed reduced the Federal Funds rate by 25 basis points in July 1995 to 5.75 percent.

    Total housing starts rose by 6.0 percent to a seasonally adjusted annual rate of 1.42 million units. Since family housing starts in November were at 1,102,00 units while multi-family jumped by 77,000 at an annual rate. Applications for building permits rose by 3.2 percent to a rate of 1.28 million. The median new home price of new homes sold in the first nine months of 1995 was $132,000. The median was $130,000 for all of 1994. The Commerce Department reported that construction spending rose 2.9 percent in October to an annual rate of $207.7 billion, compared to $217.9 billion in all of 1994.

    The home ownership rate seems to be rising, after remaining stagnant over the last decade. For the third quarter of 1995, the share of households that own their homes was 65 percent, compared to 64.1 percent for a year earlier. Lower mortgage rates are cited as a factor.

Gross Domestic Product
    The report on the gross domestic product (GDP) showed that output for goods and services expanded at an annual rate of just .9 percent in the fourth quarter of 1995. Overall, the economy gained 2.1 percent in 1995, the weakest showing in four years since the 1991 recession. The .9 percent rise in the fourth quarter was much slower than the 1.7 percent expected by most analysts. The Fed sees the U.S. economy expanding at a 2.0 to 2.25 percent pace during 1996 which is in-line with White House forecasts.

    The following chart cites the annual change in real GDP since 1990.

  Real GDP
    Year                % Change
    1990                   1.2
    1991                  - .6
    1992                   2.3
    1993                   3.1
    1994                   4.1
    1995 *                 2.1

* Reflects new chain weighted system of measurement.  Comparable
  1994 measure would be 3.5%

Source:   Bureau of Economic Analysis

Consumer Prices
    The Bureau of Labor Statistics has reported that consumer prices rose by only 2.5 percent in 1995, the fifth consecutive year in which inflation
was under 3.0 percent.   This  was  the lowest  rate  in nearly a decade when
the overall rate was 1.1 percent in 1986. All sectors were down substantially in 1995 including the volatile health care segment which recorded inflation of only 3.9 percent, the lowest rate in 23 years.

    The following chart tracks the annual change in the CPI since 1990.

     Consumer Price Index(1)

   Year        CPI       % Change
   1990       133.8         6.1
   1991       137.9         3.0
   1992       141.9         2.9
   1993       145.8         2.7
   1994       149.7         2.7
   1995       153.5         2.5

(1) All Urban Workers

Source:   Dept. of Labor, Bureau of Labor Statistics

Other Indicators
    The government's main economic forecasting gauge, the Index of Leading Economic Indicators shows that the vibrant 1994 economy continues to cool off. The index is intended to project econoic growth over the next six months. The Conference Board, an independent business group, reported that the index rose two-tenths of a percent in December 1995, breaking a string of three
straight declines.   It  has become  apparent that the Federal Reserve's
conservative monetary policy has had an effect on the economy and some economists are calling for a further reduction in short term interest rates.

    The  Conference Board also reported that consumer  confidence rebounded  in
February 1996, following reports suggesting  lower inflation.   The  board's
index of consumer confidence rose 9 points to 97 over January when consumers worried about the government shutdown, the stalemate over the Federal budget and the recent flurry of layoff announcements by big corporations.

    In another sign of increasingly pinched household budgets, consumers sharply curtailed new installment debt in September 1995, when installment credit rose $5.4 billion, barely half as much as August. Credit card balances increased by $2.8 billion, the slimmest rise of the year. For the twelve months through September 1995, outstanding credit debt rose 13.9 percent, down from a peak of 15.3 percent in May. Still, installment debt edged to a record 18.8 percent of disposable income, indicating that consumers may be reaching a point of discomfort with new debt.

    The   employment   cost  index  is  a  measure   of   overall compensation
including wages, salaries and benefits. In 1995 the index rose by only 2.9 percent, the smallest increase since 1980. This was barely ahead of
inflation and is a  sign  of  tighter consumer   spending   over  the  coming
year.

Economic Outlook
    The  WEFA Group, an economic consulting company, opines  that the  current
state of the economy is a "central bankers"  dream, with   growth  headed
toward  the  Fed's  2.5  percent   target, accompanied  by  stable if not
falling inflation.   They  project that  inflation will remain in the 2.5 to
3.0 percent range into the foreseeable future. This will have a direct influence on consumption (consumer expenditures) and overall inflation rates
(CPI).

    Potential GDP provides an indication of the expansion of output, real incomes, real expenditures, and the general standard of living of the population. WEFA estimates that real U.S. GDP will grow at an average annual rate between 2.0 and 2.5 percent over the next year and at 2.3 percent through 2003 as the output gap is reduced between real GDP and potential GDP. After 2003, annual real GDP growth will moderate, tapering to 2.2 percent per annum.

    Consumption expenditures are primarily predicated on the growth of real permanent income, demographic influences, and changes in relative prices over the long term. Changes in these key variables explain much of the consumer spending patterns of the 1970s and mid-1980s, a period during which baby boomers were reaching the asset acquisition stages of their lives; purchasing automobiles and other consumer and household durables. Increases in real disposable income supported this spending spurt with an average annual
increase of 2.9 percent per year  over  the  past twenty  years.   Real
consumption expenditures increased at an average annual rate of 3.1 percent during the 1970s and by an average of 4.0 percent from 1983 to 1988. WEFA projects that consumption expenditure growth will slow to 2.0 percent per year by 2006 as a result of slower population growth and aging. It is also
projected   that   the  share  of   personal   consumption expenditures
relative to GDP will decline over the next decade. Consumer spending as a share of GDP peaked in 1986 at 67.4 percent after averaging about 63.0 percent over much of the post- war period. WEFA estimates that consumption's share of aggregate output will decline to 64.5 percent by 2003 and 62.7 percent by 2018.

Retail Sales
    In   their  publication,  NRB/Shopping  Centers  Today   1994 Shopping
Center Census, the National Research Bureau reports that overall retail conditions continued to improve for the third consecutive year in 1994. Total shopping center sales increased 5.5 percent to $851.3 billion in 1994,
up from $806.6 billion  in 1993.   The  comparable 1993 increase was  5.0
percent.   Retail sales  in  shopping  centers (excluding automotive  and gasoline service station sales) now account for about 55.0 percent of total retail sales in the United States.

    Total retail sales per square foot have shown positive increases over the past three years, rising by 8.7 percent from approximately $161 per square foot in 1990, to $175 per square foot in 1994. It is noted that the increase in productivity has exceeded the increase in inventory which bodes well for the industry in general. This data is summarized on the following table.

                      Selected Shopping Center Statistics
                                   1990-1994

                                                                   %    Compound
                        1990    1991     1992     1993     1994  Change  Annual
                                                                1990-93  Growth
Retail Sales in
Shopping Centers *   $706.40 $716.90  $768.20  $806.60  $851.30   20.5%   4.8%
Total Leasable
Area**                   4.4     4.6      4.7      4.8      4.9   11.4%   2.7%
Unit Rate            $160.89 $157.09  $164.20  $169.08  $175.13    8.7%   2.1%

*Billions of Dollars

**  Billions of Square Feet

Source:   National Research Bureau


    To put retail sales patterns into perspective, the following discussion highlights key trends over the past few years.

        - As a whole, 1993 was a good year for most of the nation's major retailers. Sales for the month of December were up for most, however, the increase ranged dramatically from 1.1 percent at Kmart to 13.3 percent at Sears for stores open at least a year. It is noted that the Sears turnaround after years of slippage was unpredicted by most forecasters.

        - With the reporting of December 1994 results, most retailers posted same store gains between 2.0 and 6.0 percent. The Goldman Sachs Retail Composite Comparable Store Sales Index, a weighted average of monthly same store sales of 52 national retail companies rose 4.5 percent in December. The weakest sales were seen in women's apparel, with the strongest sales reported for items such as jewelry and hard goods. Most department store companies reported moderate increases in same store sales, though largely as a result of aggressive markdowns. Thus, profits were negatively impacted for many companies.

        - For 1994, specialty apparel sales were lackluster at best, with only .4 percent comparable sales growth. This is of concern to investors since approximately 30.0 percent of a mall's small shop space is typically devoted to apparel tenants. Traditional department stores experienced 3.4 percent same store growth in 1994, led by Dillard's 5.0 percent increase. Mass merchants' year-to-year sales increased by 6.7 percent in 1994, driven by Sears' 7.9 percent increase. Mass merchants account for 35.0 to
                55.0 percent of the anchors of regional malls and their resurgence bodes well for increased traffic at these centers.

        - Sales at the nation's largest retailer chains rose tepidity in January, following the worst December sales figures since the 1990-91 recession in 1995. Same store sales were generally weak in almost all sectors, with apparel retailers being particularly hard hit. Some chains were able to report increases in sales but this generally came about through substantial discounting. As such, profits are going to suffer and with many retailers being squeezed for cash, 1996 is expected to be a period of continued consolidations and bankruptcy. The Goldman Sachs composite index of same store sales grew by 1.1 percent in January 1996, compared to a 4.7 percent for January 1995.

    Provided on the following chart is a summary of overall and same store sales growth for selected national merchants for the most recent period.

                  Same Store Sales for the Month of January 1996

                                    % Change From Previous Year
      Name of Retailer               Overall     Same Store Basis
          Wal-Mart                    +16.0%       +  2.6%
            Kmart                     + 4.0%       +  7.7%
  Sears, Roebuck & Company            + 4.0%       +  0.6%
         J.C. Penney                  - 3.0%      -   4.3%
  Dayton Hudson Corporation           + 8.0%       +  2.0%
    May Department Stores             + 7.0%       +  0.7%
 Federated Department Stores          + 3.0%       +  5.1%
      The Limited Inc.                + 6.0%       -  2.0%
          Gap Inc.                    +48.0%       +  6.0%
         Ann Taylor                   - 1.0%       - 17.0%

Source:   New York Times

    According to the Goldman sachs index, department store sales fell by 1.1 percent during January, discount stores rose by 4.5 percent, and specialty hard goods retailers fell by 4.7 percent.


    The  outlook  for  retail sales growth  is  one  of  cautious optimism.
Some  analysts  point  to  the  fact  that   consumer confidence has resulted
in increases in personal debt which may be troublesome in the long run. Consumer loans by banks rose 13.9 percent in the twelve months that ended
on  September  30, 1995.   But  data  gathered  by the Federal  Reserve  on
monthly payments suggest that debt payments are not taking as big a bite out of income as in the late 1980s, largely because of the record refinancings at lower interest rates in recent years and the efforts by many Americans to repay debts.

GAFO and Shopping Center Inclined Sales
    In a true understanding of shopping center dynamics, it is important to focus on both GAFO sales or the broader category of Shopping Center Inclined Sales. These types of goods comprise the overwhelming bulk of goods and products carried in shopping centers and department stores and consist of the following categories:

        - General merchandise stores including department and other stores;
        - Apparel and accessory stores;
        - Furniture and home furnishing stores; and
        - Other miscellaneous shoppers goods stores.

    Shopping Center Inclined Sales are somewhat broader and include such classifications as home improvement and grocery stores.

    Total  retail sales grew by 7.8 percent in the United  States in  1994  to
$2.237 trillion, an increase of $162  billion  over 1993.   This  followed  an
increase of $125 billion over 1992. Automobile dealers captured $69+/- billion of total retail sales growth last year, while Shopping Center Inclined Sales accounted for nearly 40.0 percent of the increase ($64
billion).   GAFO sales  increased  by  $38.6  billion.   This  group  was  led
by department stores which posted an $18.0 billion increase in sales. The following chart summarizes the performance for this most recent comparison period.

                  Retail Sales by Major Store Type
                        1993-1994 ($MIL.)
                                                     1993-1994
     Store Type                 1994        1993      % Change
GAFO:
General Merchandise         $282,541    $264,617        6.8%
Apparel & Accessories        109,603     107,184        2.3%
Furniture & Furnishings      119,626     105,728       13.1%
Other GAFO                    80,533      76,118        5.8%
GAFO Subtotal               $592,303    $553,647        7.0%

Convenience Stores:
Grocery                     $376,330    $365,725        2.9%
Other                         21,470      19,661        9.2%
Subtotal                    $397,800    $385,386        3.2%
Drug                          81,538      79,645        2.4%
Convenience Subtotal        $479,338    $465,031        3.1%
Other:
Home Improvement &
 Building Supplies Stores   $122,533    $109,604       11.8%
Shopping Center-Inclined   1,194,174   1,128,282        5.8%
Subtotal                     526,319     456,890       15.2%
Automobile Dealers           142,193     138,299        2.8%
Gas Stations                 228,351     213,663        6.9%
Eating and Drinking Places   145,929*    137,365*       6.2%
All Other
Total Retail Sales        $2,236,966  $2,074,499        7.8%

* Estimated sales
Source: U.S. Department of Commerce and Dougal M. Casey: Retail Sales and Shopping Center Development Through The Year 2000 (ICSC White Paper)


    GAFO sales grew by 7.0 percent in 1994 to $592.3 billion, led by  furniture
and furnishings which grew by 13.1 percent.   From the above it can be
calculated that GAFO sales accounted for 26.5 percent of total retail sales and nearly 50.0 percent of all shopping center-inclined sales.

The International Council of Shopping Centers (ICSC) publishes a Monthly Mall Merchandise Index which tracks sales by store type for more than 400 regional shopping centers. The index shows that sales per square foot rose by 1.8 percent to $256 per square foot in 1994. The following chart identified the most recent year-end results.

                        Index Sales per Square Foot
                         1993-1994 Percent Change
              Store Type             1994      1993  ICSC Index
        GAFO:
        Apparel & Accessories:
        Women's Ready-To-Wear        $189      $196    - 3.8%
        Women's Accessories and       295       283    + 4.2%
        Specialties                   231       239    - 3.3%
        Men's and Boy's Apparel       348       310    +12.2%
        Children's Apparel            294       292    + 0.4%
        Family Apparel                284       275    + 3.3%
        Women's Shoes                 330       318    + 3.8%
        Men's Shoes                   257       252    + 1.9%
        Family Shoes                  340       348    - 2.2%
        Shoes (Misc.)                $238      $238    - 0.2%
        SUBTOTAL

        Furniture & Furnishings:
        Furniture & Furnishings      $267      $255    + 4.5%
        Home Entertainment &
         Electronics                  330       337    - 2.0%
        Miscellaneous                291       282    + 3.3%
        SUBTOTAL                     $309      $310    - 0.3%

        Other GAFO:
        Jewelry                      $581      $541    + 7.4%
        Other                         258       246    + 4.9%
        SUBTOTAL                     $317      $301    + 5.3%
        TOTAL GAFO                   $265      $261    + 1.6%
        NON-GAFO

        FOOD:
        Fast Food                    $365      $358    + 2.0%
        Restaurants                   250       245    + 2.2%
        Other                         300       301    - 0.4%
        SUBTOTAL                     $304      $298    + 1.9%

        OTHER NON-GAFO:
        Supermarkets                 $236      $291    -18.9%
        Drug/HBA                      254       230    +10.3%
        Personal Services             264       253    + 4.1%
        Automotive                    149       133    +12.2%
        Home Improvement              133       127    + 4.8%
        Mall Entertainment             79        77    + 3.2%
        Other Non-GAFO Misc.          296       280    + 5.7%
        SUBTOTAL                     $192      $188    + 2.4%
        TOTAL NON-GAFO               $233      $228    + 2.5%
        TOTAL                        $256      $252    + 1.8%


Note: Sales per square foot numbers are rounded to whole dollars. Three categories illustrated here have limited representation in the ICSC sample:
Automotive, +12.2%; Home Improvement, +4.8%; and Supermarkets, -18.9%.

Source:   U.S. Department of Commerce and Dougal M. Casey.


    GAFO sales have risen relative to household income. In 1990 these sales represented 13.9 percent of average household income. By 1994 they rose to 14.4 percent. Projections through 2000 show a continuation of this trend to 14.7 percent. On average, total sales were equal to nearly 55.0 percent of household income in 1994.

Determinants of Retail Sales Growth and U.S. Retail Sales by Key

      Store Type                     1990         1994         2000(P)
Determinants
Population                    248,700,000  260,000,000  276,200,000
Households                     91,900,000   95,700,000  103,700,000
Average Household Income          $37,400      $42,600      $51,600
Total Census Money Income      $3.4 Tril.   $4.1 Tril.   $5.4 Tril.
% Allocations of Income to Sales
GAFO Stores                         13.9%        14.4%        14.7%
Convenience Stores                  12.9%        11.7%        10.7%
Home Improvement Stores              2.8%         3.0%         3.3%
Total Shopping Center-
Inclined Stores                     29.6%        29.1%        28.8%
Total Retail Stores                 54.3%        54.6%        52.8%
Sales ($Billion)
GAFO Stores                          $472         $592         $795
Convenience Stores                    439          479          580
Home Improvement Stores                95          123          180
Total Shopping Center-
Inclined Stores                    $1,005       $1,194       $1,555
TOTAL RETAIL SALES                 $1,845       $2,237       $2,850

Note:     Sales and income figures are for the full year; population and household figures are as of April 1 in each respective year.

P = Projected.

Source:   U.S. Census of Population, 1990; U.S. Bureau of the Census Current
Population Reports: Consumer Income P6-168, 174, 180, 184 and 188; Berna Miller with Linda Jacobsen, "Household Futures", American Demographics, March 1995; Retail Trade sources already cited; and Dougal M. Casey: ICSC White Paper


    GAFO   sales  have  risen  at  a  compound  annual  rate   of approximately
6.8  percent since 1991  based  on  the  following annual change in sales.

                        1990/91        2.9%
                        1991/92        7.0%
                        1992/93        6.6%
                        1993/94        7.0%


    According to a recent study by the ICSC, GAFO sales are expected to grow by 5.0 percent per annum through the year 2000, which is well above the
4.1 percent growth for all retail sales. This information is presented in the following chart.

 Retail Sales in the United States, by Major Store Type
                                1994         2000(P)          Percent Change
                                                                     Compound
Store Type                 ($ Billions)   ($ Billions)        Total    Annual

GAFO:
General Merchandise             $  283         $  370         30.7%      4.6%
Apparel & Accessories              110            135         22.7%      3.5%
Furniture/Home Furnishings         120            180         50.0%      7.0%
Other Shoppers Goods                81            110         35.8%      5.2%
GAFO Subtotal                   $  592         $  795         34.3%      5.0%
CONVENIENCE GOODS:
Food Stores                     $  398         $  480         20.6%      3.2%
Drugstores                          82            100         22.0%      3.4%
Convenience Subtotal            $  479         $  580         21.1%      3.2%
Home Improvement                   123            180         46.3%      6.6%
Shopping Center-
Inclined Subtotal               $1,194         $1,555         30.2%      4.5%
All Other                        1,043          1,295         24.2%      3.7%
Total                           $2,237         $2,850         27.4%      4.1%

Note:    P = Projected.  Some figures rounded.
Source:  U.S. Department of Commerce, Bureau of the Census and Dougal M. Casey.


    In considering the six-year period January 1995 through December 2000, it may help to look at the six-year period extending from January 1989 through December 1994 and then compare the two time spans.

    Between January 1989 and December 1994, shopping center- inclined sales in the United States increased by $297 billion, a compound growth rate of 4.9 percent. These shopping center- inclined sales are projected to increase by $361 billion between January 1995 and December 2000, a compound annual growth rate of 4.5 percent. GAFO sales, however, are forecasted to increase by 34.3 percent or 5.0 percent per annum.
Industry Trends
    According to the National Research Bureau, there were a total of  40,368
shopping centers in the United States at the  end  of 1994.   During this year,
735 new centers opened, an 10.0 percent increase over the 667 that opened in 1993. The upturn marked the first time since 1989 that the number of openings increased. The greatest growth came in the small center category (less than
100,000 square feet) where 457 centers were  constructed.   In terms of GLA
added, new construction in 1994 resulted in an addition of 90.16 million square feet of GLA from approximately 4.77 billion to 4.86 billion square feet. The following chart highlights trends over the period 1987 through 1995.

Census Data: 8-Year Trends


     No. of     Total      Total       Average  Average % Change New  % Increase
Year Centers     GLA       Sales       GLA per  Sales   in Sales Cen-  in Total
                          (Billions)    Center  per SF   per SF  ters   Centers
- - ---- ------ ------------- ------------ -------  ------- ------- ----- ----------

1987 30,641 3,722,957,095 $602,294,426 121,502  $161.78  2.41%  2,145    7.53%
1988 32,563 3,947,025,194 $641,096,793 121,212  $162.43  0.40%  1,922    6.27%
1989 34,683 4,213,931,734 $682,752,628 121,498  $162.02 -0.25%  2,120    6.51%
1990 36,515 4,390,371,537 $706,380,618 120,235  $160.89 -0.70%  1,832    5.28%
1991 37,975 4,563,791,215 $716,913,157 120,179  $157.09 -2.37%  1,460    4.00%
1992 38,966 4,678,527,428 $768,220,248 120,067  $164.20  4.53%    991    2.61%
1993 39,633 4,770,760,559 $806,645,004 120,373  $169.08  2.97%    667    1.71%
1994 40,368 4,860,920,056 $851,282,088 120,415  $175.13  3.58%    735    1.85%
Compound
Annual +4.01%   +3.88%       +5.07%    -.13%     +1.14%   N/A     N/A     N/A
Growth
Source: National Research Bureau Shopping Center Database and Statistical Model


    From the chart we see that both total GLA and total number of centers have increased at a compound annual rate of approximately 4.0 percent since 1987. New construction was up 1.85 percent in 1994, a slight increase over 1993 but still well below the peak year 1987 when new construction increased by
7.5 percent. Industry analysts point toward increased liquidity among shopping center owners, due in part to the influx of capital from securitized debt financiang and the return of lending by banks and insurance companies. REITs have also been a source of capital and their appetite for new product has provided a convenient take out vehicle.

    Among the 40,368 centers in 1994, the following breakdown by size can be shown.

             U.S. Shopping Center Inventory, January 1995

                                                Square Feet
                          Number of Centers      (Millions)
                          -----------------   ---------------
        Size Range (SF)   Amount    Percent    Amount  Percent
        ---------------   ------    -------    ------  -------
        Under   100,000    25,450     63%      1,266    25%
        100,000-400,000    13,035     32%      2,200    45%
        400,000-800,000     1,210      3%        675    15%
        Over    800,000       673      2%        750    15%

            Total          40,368    100%      4,865   100%

Source: National Research Bureau (some numbers slightly rounded).


    According  to  the National Research Bureau, total  sales  in shopping
centers have grown at a compound rate of  5.07  percent since  1987.   With
sales  growth  outpacing  new  construction, average   sales  per  square  foot
have been showing positive increases since the last recession. Aggregate sales were up 5.5 percent nationwide from $806.6 billion (1993) to $851.3 billion (1994). In 1994, average sales were $175.13 per square foot, up nearly 3.6 percent over 1993 and 1.14 percent on average over the past seven years. The biggest gain came in the super- regional category (more than 1 million square feet) where sales were up 5.05 percent to $193.13 per square foot.

    The following chart tracks the change in average sales per square foot by size category between 1993 and 1994.

                         Sales Trends by Size Category
                                   1993-1994
                          Average Sales Per Square Foot

                Category             1993      1994       % Change

        Less than    100,000 SF     $193.10   $199.70       +3.4%
        100,001 to   200,000 SF     $156.18   $161.52       +3.4%
        200,001 to   400,000 SF     $147.57   $151.27       +2.5%
        400,001 to   800,000 SF     $157.04   $163.43       +4.1%
        800,001 to 1,000,000 SF     $194.06   $203.20       +4.7%
        More than  1,000,000 SF     $183.90   $193.13       +5.0%
        Total                       $169.08   $175.13       +3.6%

Source:   National Research Bureau


    Empirical data shows that the average GLA per capita is increasing. In 1994, the average for the nation was 18.7. This was up 17 percent from
16.1 in 1988 and more recently, 18.5 square feet per capita in 1993. Among states, Florida has the highest GLA per capita with 28.1 square feet and South
Dakota has the lowest at 9.40  square feet.   The estimate for 1995 is for an
increase to 19.1 per square foot per capita. Per capita GLA for regional malls (defined as all centers in excess of 400,000 square feet) has also been rising. This information is presented on the following chart.

               GLA per
               Capita            All      Regional
                Year           Centers      Malls
                1988            16.1         5.0
                1989            17.0         5.2
                1990            17.7         5.3
                1991            18.1         5.3
                1992            18.3         5.5
                1993            18.5         5.5
                1994            18.7         5.4

Source: International Council of Shopping Center: The Scope of The Shopping Center Industry and National Research Bureau


    The Urban Land Institute, in the 1995 edition of Dollars and Cents of Shopping Centers, reports that vacancy rates range from a low of 2.0 percent in neighborhood centers to 14.0 percent for regional malls. Super-regional malls reported a vacancy rate of 7.0 percent and community centers were 4.0 percent based upon their latest survey.

    The retail industry's importance to the national economy can also be seen in the level of direct employment. According to F.W. Dodge, the construction information division of McGraw-Hill, new projects in 1994 generated $2.6 billion in construction contract awards and supported 41,600 jobs in construction trade and related industries. This is nearly half of the construction employment level of 95,360 for new shopping center development in 1990. It is estimated that 10.18 million people are now employed in shopping centers, equal to about one of every nine non-farm workers in the country. This is up 2.9 percent over 1991.

Market Shifts - Contemporary Trends in the Retail Industry
    During the 1980s, the department store and specialty apparel store industries competed in a tug of war for consumer dollars. Specialty stores emerged largely victorious as department store sales steadily declined as a percentage of total GAFO sales during the decade, slipping from 47.0
percent in 1979  to  44.0 percent  in  1989.   During  this  period,  many
anchor tenants teetered from high debt levels incurred during speculative takeovers and leveraged buyouts of the 1980s. Bankruptcies and restructuring, however, have forced major chains to refocus on their customer and shed unproductive stores and product lines. At year end 1994, department store sales, as a percentage of GAFO sales, were approximately 37.5 percent.

    The continued strengthening of some of the major department store chains, including Sears, Federated/Macy's, May and Dayton Hudson, is in direct contrast to the dire predictions made by analysts about the demise of the
traditional  department  store industry.   This  has  undoubtedly  been brought
about by the heightened level of merger and acquisition activity in the 1980s which produced a burdensome debt structure among many of these entities. When coupled with reduced sales and cash flow brought on by the recession, department stores were unable to meet their debt service requirements.

    Following a round of bankruptcies and restructurings, the industry has responded with aggressive cost-cutting measures and a focused merchandising program that is decidedly more responsive to consumer buying patterns. The importance of department stores to mall properties is tantamount to a successful project since the department store is still the principal attraction that brings patrons to the center.

    On balance, 1994/95 was a continued period of transition for the retail industry. Major retailers achieved varying degrees of success in meeting the demands of increasingly value conscious shoppers. Since the onset of the national economic recession in mid-1990, the retail market has been characterized by intense price competition and continued pressure on profit margins. Many national and regional retail chains have consolidated operations, closed underperforming stores, and/or scaled back on expansion plans due to the uncertain spending patterns of consumers. Consolidations and mergers have produced a more limited number of retail operators, which have responded to changing spending patterns by aggressively repositioning themselves within this evolving market. Much of the recent retail construction activity has involved the conversion of existing older retail centers into power center formats, either by retenanting or through expansion. An additional area of growth in the retail sector is in the "supercenter" category, which consists of the combined grocery and department stores being developed by such companies as Wal- Mart and Kmart. These formats require approximately 150,000 to 180,000 square feet in order to carry the depth of merchandise necessary for such economies of scale and market penetration.

    Some of the important developments in the industry over the past year can be summarized as follows:

    - The discount department store industry emerged as arguably the most volatile retail sector, lead by regional chains in the northeast. Jamesway, Caldor and Bradlees each filed for Chapter 11 within six months and Hills Stores is on the block. Jamesway is now in the process of liquidating all of its stores. Filene's Basement was granted relief from some covenant restrictions and its stock price plummeted. Ames, based in Rocky Hill, Connecticut, will close 17 of its 307 stores. Kmart continues to be of serious concern. Its debt has been downgraded to junk bond status. Even Wal-Mart, accustomed to double digit sales growth, has seen some meager comparable sales increases. These trends are particularly troubling for strips since these tenants are typical anchors.

    - The attraction of regional malls as an investment has diminished in view of the wave of consolidations and bankruptcies affecting in-line tenants. Some of the larger restructurings include Melville with plans to close up to 330 stores, sell Marshalls to TJX Companies, split into three publicly traded companies, and sell Wilsons and This End Up; Petrie Retail, which operates such chains as M.J. Carroll, G&G, Jean Nicole, Marianne and Stuarts, has filed for bankruptcy protection; Edison Brothers (Jeans West, J. Riggins, Oak Tree, 5-7-9 Shops, etc.) announced plans to close up to 500 stores while in Chapter 11; J. Baker intends to liquidate Fayva Shoe division (357 low-price family footwear stores); The Limited announced a major restructuring, including the sale of partial interests in certain divisions; Charming Shoppes will close 290 Fashion Bug and Fashion Bug Plus stores; Trans World Entertainment (Record Town) has closed 115 of its 600 mall shop locations. Other chains having trouble include Rickel Home Centers which filed Chapter 11; Today's Man, a 35 store Philadelphia based discount menswear chain has filed; nine subsidiaries of Fretta, including Dixon's, U.S. Holdings and Silo, filed Chapter 11; and Clothestime, also in bankruptcy will close up to 140 of its 540 stores. Merry-Go-Round, a chain that operates 560 stores under the names Merry-Go-Round, Dejaiz and Cignal is giving up since having filed in January 1994 and will liquidate its assets. Toys "R" Us has announced a global reorganization that will close 25 stores and cut the number of items it carries to 11,000 from 15,000. Handy Andy, a 50 year old chain of 74 home improvement centers which had been in Chapter 11, has decided to liquidate, laying off 2,500 people.

    - Overall, analysts estimate that 4,000 stores closed in 1995 and as many as 7,000 more will close in 1996. Mom-and-Pop stores, where 75 percent of U.S. retailers employ fewer than 10 people have been declining for the past decade. Dun and Bradstreet reports that retail failures are up
        1.4 percent over Last year - most of them small stores who don't have the financial flexibility to renegotiate payment schedule.

    - With sales down, occupancy costs continue to be a major issue facing many tenants. As such, expansion oriented retailers like The Limited, Ann Taylor and The Gap, are increasingly shunning mall locations for strip centers. This has put further pressure on mall operators to be aggressive with their rent forecasts or in finding replacement tenants.

    - While the full service department store industry led by Sears has seen a profound turnaround, further consolidation and restructuring continues. Woodward & Lothrop was acquired by The May Department Stores Company and JC Penney; Broadway Stores was acquired by Federated Department Stores; Elder Beerman has filed Chapter 11 and will close 102 stores; Steinbach Stores will be acquired by Crowley, Milner & Co.; Younkers will merge with Proffitts; and Strawbridge and Clothier has hired a financial advisor to explore strategic alternatives for this Philadelphia based chain.

     - Aside from the changes in the department store arena, the most notable transaction in 1995 involved General Growth Properties' acquisition of the Homart Development Company in a $1.85 billion year-end deal. Included were 25 regional malls, two current projects and several development sites. In November, General Growth arranged for the sale of the community center division to Developers Diversified for approximately $505 million. Another notable deal involved Rite Aid Corporation's announcement that it will acquire Revco Drug Stores in a $1.8 billion merger to form the nation's largest drug store company with sales of $11 billion and 4,500+/- stores.

     - As of January 1, 1995 there were 311 outlet centers with 44.4 million square feet of space. Outlet GLA has grown at a compound annual rate of 18.1 percent since 1989. Concerns of over-building, tenant bankruptcies, and consolidations have now negatively impacted this industry as evidenced by the hit the outlet REIT stocks have taken. Outlet tenants have not been immune to the global troubles impacting retail sales as comparable store sales were down 3.1 percent through November 1995.

     - Category Killers and discount retailers have continued to drive the demand for additional space. In 1995, new contracts were awarded for the construction or renovation of 260 million square feet of stores and shopping centers, up from 173 million square feet in 1991 according to F.W. Dodge, matching the highest levels over the past two decades. It is estimated that between 1992 and 1994, approximately
         55.0 percent of new retail square footage was built by big box retailers. In 1994, it is estimated that they accounted for 80.0 percent of all new stores. Most experts agree that the country is over-stored. Ultimately, it will lead to higher vacancy rates and place severe pressure on aging, capital intensive centers. Many analysts predict that consolidation will occur soon in the office products superstores category where three companies are battling for market share - OfficeMax, Office Depot and Staples.

     - Entertainment is clearly the new operational requisite for property owners and developers who are incorporating some form of entertainment into their designs. With a myriad of concepts available, ranging from mini-amusement parks to multiplex theater and restaurant themes, to interactive high-tech applications, choosing the right formula is a difficult task.

Investment Criteria and Institutional Investment Performance
    Investment  criteria for mall properties range widely.   Many firms  and
organizations  survey  individuals  active  in   this industry  segment  in
order to gauge  their  current  investment criteria.   These  criteria can be
measured against traditional units of comparison such as price (or value) per square foot of GLA and overall capitalization rates.

    The  price that an investor is willing to pay represents  the current  or
present value of all the benefits of ownership.   Of fundamental importance is
their expectation of increases in  cash flow  and  the  appreciation of the
investment.   Investors  have shown  a  shift in preference to initial return, placing probably less emphasis on the discounted cash flow analysis (DCF). A DCF is defined as a set of procedures in which the quantity, variability, timing, and duration of periodic income, as well as the quantity and timing of reversions, are specified and discounted to a present value at a specified yield rate. Understandably, market thinking has evolved after a few hard years of reality where optimistic cash flow projections did not materialize. The DCF is still, in our opinion, a valid valuation technique that when properly supported, can present a realistic forecast of a property's performance and its current value in the marketplace.

    Equitable Real Estate Investment Management, Inc. reports  in their
Emerging  Trends  in  Real  Estate  -  1996  that   their respondents  give
retail investments generally poor performance forecasts in their latest survey due to the protracted merchant shakeout which will continue into 1996. While dominant, Class A malls are still considered to be one of the best real estate investments anywhere, only 13.0 percent of the respondents recommended buying malls. Rents and values are expected to remain flat (in real terms) and no one disputes their contention that 15 to 20 percent of the existing malls nationwide will be out of business by the end of the decade. For those centers that will continue to reposition themselves, entertainment will be an increasingly important part of their mix.

    Investors do cite that, after having been written off, department stores have emerged from the shake-out period as powerful as ever. The larger chains such as Federated, May and Dillard's, continue to acquire the troubled regional chains who find it increasingly difficult to compete
against the  category killers.   Many  of  the  nations largest  chains  are
reporting impressive profit levels, part of which has come about from their ability to halt the double digit sales growth of the national discount
chains.   Mall  department  stores  are   aggressively reacting  to  power  and
outlet centers to protect  their  market share.   Department stores are
frequently meeting discounters  on price.

    While power centers are considered one retail property type currently in a growth mode, most respondents feel that the country is over-stored and value gains with these types of centers will lag other property types, including malls, over five and ten year time frames.

    The  following chart summarizes the results of their  current survey.

                 Retail Property Rankings and Forecasts

                Invest Potential
                Investment Potential   1996     Predicted Value Gains
  Property      --------------------   Rent     ---------------------
    Type         Rating1  Ranking2   Increase   1 Yr.   5Yrs.   10Yrs.

Regional Malls     4.9      8th        2.0%      2%      20%     40%
Power Centers      5.3      6th        2.3%      1%      17%     32%
Community Centers  5.4      5th        2.4%      2%      17%     33%

1    Scale of 1 to 10
2    Based on 9 property types


    The NCREIF Property Index represents data collected from the Voting Members of the National Council of Real Estate Investment Fiduciaries. As shown in the following table, data through the third quarter of 1995 shows that the retail index posted a positive 1.23 percent increase in total
return.   Increased competition  in the retail sector from new and expanding formats and changing locational references has caused the retail index to trail all other property types. As such, the -2.01 percent decline in value reported by the retail subindex for the year were in line with investors' expectations.

                            Retail Property Returns
                                  NCREIF Index
                             Third Quarter 1995 (%)

     Period        Income     Appreciation     Total   Change in CPI
3rd Qtr. 1995       1.95        - .72           1.23        .46
One Year            8.05        -2.01           5.92       2.55
Three Years         7.54        -3.02           4.35       2.73
Five Years          7.09        -4.61           2.23       2.92
Ten Years           6.95          .54           7.52       3.53

Source:   Real Estate Performance Report
          National Council of Real Estate Investment Fiduciaries


    It is noted that the positive total return continues to be affected by the capital return component which has been negative for the last five years. However, as compared to the CPI, the total index has performed relatively well.

Real Estate Investment Trust Market (REITs)
    To date, the impact of REITs on the retail investment market has been significant, although the majority of Initial Property Offerings (IPOs) involving regional malls, shopping centers, and outlet centers did not enter the market until the latter part of 1993 and early 1994. It is noted that REITs have dominated the investment market for apartment properties and have evolved into a major role for retail properties as well.

    As  of  November 30, 1995, there were 297 REITs in the United States, about
79.0 percent (236) which are publicly traded.   The advantages  provided by
REITs, in comparison to more traditional real estate investment opportunities, include the diversification of property types and location, increased liquidity due to shares being traded on major exchanges, and the exemption from corporate taxes when 95.0 percent of taxable income is distributed.

    There are essentially three kinds of REITs which can either be "open-ended", or Finite-life (FREITs) which have specified liquidation dates, typically ranging from eight to fifteen years.

    - Equity REITs center around the ownership of properties where ownership interests (shareholders)receive the benefit of returns from the operating income as well as the anticipated appreciation of property value. Equity REITs typically provide lower yields than other types of REITs, although this lower yield is theoretically offset by property appreciation.

    - Mortgage REITs invest in real estate through loans. The return to shareholders is related to the interest rate for mortgages placed by the REIT.

    - Hybrid REITs combine the investment strategies of both the equity and mortgage REITs in order to diversify risk.

    The influx of capital into REITs has provided property owners with an significant alternative marketplace of investment capital and resulted in a
considerably more liquid  market  for  real estate.   A  number of
"non-traditional" REIT buyers, such as utility funds and equity/income funds, established a major presence in the market during 1993/94.

    1995 was not viewed as a great year for REITs relative to the advances seen
in  the  broader  market.   Through  the  end  of November,  equity  REITs
posted  a  9.3  percent  total   return according  to the National Association
of Real Estate  Investment Trusts  (NAREIT).  The best performer among equity
REITs was  the office  sector  with  a  29.4 percent  total  return.   This was
followed by self-storage (27.3%), hotels (26.7%), triple-net lease (20.6%), and health care (18.8%). Two equity REIT sectors were in the red - outlet centers and regional malls.

Retail REITs
    As of November 30, 1995, there were a total of 47 REITs specializing in retail, making up approximately 16 percent of the securities in the REIT market. Depending upon the property type in which they specialize, retail
REITs are divided  into  three categories:   shopping  centers,  regional
malls,   and   outlet centers.  The REIT performance indices chart shown as
Table A on the following page, shows a two-year summary of the total retail REIT market as well as the performance of the three composite categories.

                          Table A - REIT Performance Indicies

                    Y-T-D Total    Dividend     No. of REIT        Market
                      Return        Yield       Securities     Capitalization*
                    -----------  -----------  --------------  ----------------
                                    As of November 30, 1995
                    ----------------------------------------------------------
Total Retail           0.49%         8.36%         47            $14,389.1
  Strip Centers        2.87%         8.14%         29            $ 8,083.3
  Regional Malls      -2.47%         9.06%         11            $ 4,886.1
  Outlet Centers      -2.53%         9.24%          6            $ 1,108.7
                    -------------------------------------------------------
                                    As of November 30, 1994
                    -------------------------------------------------------
Total Retail          -3.29%         8.35%         46            $12,913.1
  Strip Center        -4.36%         7.98%         28            $ 7,402.7
  Regional Malls       2.84%         8.86%         11            $ 4,459.1
  Outlet Centers     -16.58%         8.74%          7            $ 1,051.4

*  Number reported in thousands
Source:  Realty Stock Review

    As can be seen, the 47 REIT securities have a market capitalization of approximately $14.4 billion, up 11.5 percent from the previous year. Total returns were positive through November 1995, reversing the negative return for the comparable period 12 months earlier. It is noted that the positive return was the result of the strength of the shopping center REITs which constitute nearly 60 percent of the market capitalization. Total retail REITs dividend yields have remained constant over the last year at approximately 8.36 percent. Regional mall and shopping center REITs dominate the total market, making up approximately 85 percent of the 47 retail REITs.

    While many of the country's best quality malls and shopping centers have recently been offered in the public market, this heavily capitalized marketplace has provided sellers with an attractive alternative to the more traditional market for large retail properties.

Regional Mall REITs
    The   accompanying  exhibit  Table  B  summarizes  the  basic
characteristics of eight REITs and one publicly traded real estate operating company (Rouse Company) comprised exclusively or predominantly of regional mall properties. Excluding the Rouse Company (ROUS), the IPOs have all been completed since November 1992. The nine public offerings with available information have a total of 281 regional or super regional malls with a combined leasable area of approximately 229 million square feet. This figure represents more than 14.0 percent of the total national supply of this product type.

    The nine companies are among the largest and best capitalized domestic real estate equity securities, and are considerably more liquid than more traditional real estate related investments. Excluding the Rouse Company, however, these companies have been publicly traded for only a short period, and there is not an established track record. General Growth was the star performer in 1995 with a 15 percent increase in its stock price following the acquisition of the Homart retail portfolio from Sears for $1.85 billion - the biggest real estate acquisition of the decade.

Table B Regional Mall REIT analysis
Cushman & Wakefield, Inc.

REIT Portfolio       CBL    CWN    EJD    GGP    MAC   ROUS    SPG    TCO    URB
- - --------------------------------------------------------------------------------
Company Overview
- - --------------------------------------------------------------------------------
Total Retail Cen.     95     23     51     40     16     67     56     19     12
  -Super Reg.*         5      1     28     14      4     27     21     16      7
  -Regional           11     22     23     25     10     27     35      3      2
  -Community          79      -     11      1      2     13     55      -      3
  -Other               -      -      -      -      -      -      3      -      -
Tot. Mall GLA**   17,129 12,686 44,460 28,881 10,620 44,922 39,329 22,031  8,895
Tot.Mall Shop GLA**6,500  4,895 15,300 12,111      - 19,829 15,731  9,088  2,356
Avg. Total GLA/Cen.**180    552    872    722    664    670    702  1,160    741
Avg. Shop GLA/Cen.**  68    213    300    303      -    296    281    478    196
- - --------------------------------------------------------------------------------
Mall Operations
- - --------------------------------------------------------------------------------
Reporting year      1994   1994   1994   1994   1994   1994   1994   1994   1994
Avg. Sales PSF
  of Mall GLA       $226   $204   $260   $245   $262   $285   $259   $335   $348
Minimum Rent/Sales
  ratio             8.6%   7.1%   8.3%      -      -      -   6.8%  10.2%   8.1%
Total Occupancy
  Cost/Sales ratio 12.2%  10.0%  12.4%      -  11.2%      -  10.2%  14.8%  11.7%
Mall Shop
  Occupancy Level  88.7%  84.0%  85.0%  87.0%  92.9%      -  86.2%  86.6%  93.3%
- - --------------------------------------------------------------------------------
Share Price
- - --------------------------------------------------------------------------------
IPO Date    10/27/93 8/9/93 6/30/94 4/8/93 3/9/94 1996 12/26/93 11/18/92 10/6/93
IPO Price     $19.50 $17.25 $14.75 $22.00 $19.00      - $22.25 $11.00 $23.50
Current Price
  (12/15/95)  $21.63 $ 7.38 $13.00 $19.13 $19.75 $19.63 $25.13 $ 9.75 $21.75
52-Week High  $22.00 $14.13 $15.13 $22.63 $21.88 $22.63 $26.00 $10.38 $22.50
52-Week Low   $17.38 $ 6.50 $12.00 $18.13 $19.25 $17.50 $22.50 $ 8.88 $18.75
- - --------------------------------------------------------------------------------
Capitalization and Yields
- - --------------------------------------------------------------------------------
Outstanding
  Shares***    30.20  36.85  89.60  43.37  31.45  47.87  95.64 125.85  21.19
Market Cap.***  $653   $272 $1,165   $830   $621   $940 $2,403 $1,227   $461
Annual Dividend$1.59  $0.80  $1.26  $1.72  $1.68  $0.80  $1.97  $0.88  $1.94
Dividend Yield
  (12/15/95)   7.35% 10.84%  9.69%  8.99%  8.51%  4.08%  7.84%  9.03%  8.92%
FFO 1995****   $1.85  $1.50  $1.53  $1.96  $1.92  $1.92  $2.28  $0.91  $2.17
FFO Yield
  (12/15/95)   8.55% 20.33% 11.77% 10.25%  9.72%  9.78%  9.07%  9.33%  9.98%
- - --------------------------------------------------------------------------------
Source: Salomon Brothers and Realty Stock Review; Annual Reports
*    Super Regional Centers (>=800,000 Sq. Ft)
**   Numbers in thousands (000) includes mall only
***  Numbers in millions
**** Funds From Operations is defined as net income (loss) before depreciation, amoritizatoin, other non-cash items, extrodinary items, gains or losses of assets and before minority interests in the Operating Partnership.

CBL -  CBL & Associates
CWN -  Crown American
EJD -  Edward Debartolo
GGP -  General Growth
MAC -  Macerich Company
ROUS - Rouse Company
SPG -  Simon Property
TCO -  Taubman Centers
URB -  Urban Shopping

Shopping Center REITs
    Shopping  center  REITs comprise the largest  sector  of  the retail  REIT
market  accounting for  29  out  of  the  total  47 securities.   General
characteristics of eight  of  the  largest shopping  center  REITs are
summarized on Table  C.   The  public equity market capitalization of the eight
companies totaled  $6.1 billion as of December 15, 1995.   The two largest,
Kimco Realty Corp. and New Plan Realty Trust have a market capitalization equal to approximately 34.5 percent of the group total.

    While the regional mall and outlet center REIT markets struggled through 1995, shopping center REITs showed a positive November 30, 1995 year-to-date return of 2.87%. Through 1995, transaction activity in the national shopping center market has been moderate. Most of the action in
this market is in the power center  segment.   As  an  investment, power
centers appeal to investors and REITs because of the high current cash returns and long-term leases. However, with their popularity, the potential for overbuilding is high. Also creating skepticism within this market is the stability of several large discount retailers such as Kmart, and other
discount department stores which  typically anchor power centers.   Shopping
center REITs which hold numerous properties where struggling retailers are located are currently keeping close watch over these centers in the event of these anchor tenants vacating their space.

        Similar to the regional mall REITs, shopping center REITs have been publicly traded for only a short period and do not have a defined track record. While the REITs have been in existence for a relatively short period, the growth requirements of the companies should place upward pressure on values due to continued demand for new product.

Table C Shopping Center REIT analysis
Cushman & Wakefield, Inc.

REIT Portfolio          DDR     FRT     GRT    JPR     KIM    NPR    VNO     WRI
- - --------------------------------------------------------------------------------
Company Overview
- - --------------------------------------------------------------------------------
Tot. Properties         111      53      84     46     193    123     65     161
Tot. Retail Centers     104      53      84     40     193    102     56     141
Tot. Retail GLA*     23,600  11,200  12,300  6,895  26,001 14,500  9,501  13,293
Avg. Shop GLA/Cen.*     227     211     146    172     135    142    170      94
- - --------------------------------------------------------------------------------
Mall Operations
- - --------------------------------------------------------------------------------
Reporting year            -       -    1994      -    1994      -      -    1994
Total Rental Income       -       - $71,101      -$125,272      -      -$112,223
Average Rent/SF       $6.04       -   $5.78      -   $4.82      -      -   $8.44
Total Oper. Expenses      -       - $45,746      - $80,563      -      - $76.771
Oper. Expenses/SF         -       -   $3.72      -   $3.10      -      -   $5.78
Oper. Expenses Ratio      -       -   64.3%      -   64.3%      -      -   68.4%
Total Occupancy Level 96.6%   95.1%   96.3%  94.0%   94.7%  95.4%  94.0%   92.0%
- - --------------------------------------------------------------------------------
Share Price
- - --------------------------------------------------------------------------------
IPO Date               1992    1993    1994   1994    1991   1973   1993    1985
IPO Price            $19.50  $17.25  $14.75 $22.00  $19.00      - $22.25       -
Current Price
  (12/15/95)         $29.88  $23.38  $17.75 $20.63  $42.25 $21.63 $36.13  $36.13
52-Week High         $32.00  $23.75  $22.38 $21.38  $42.25 $23.00 $38.13  $38.13
52-Week Low          $26.13  $19.75  $16.63 $17.38  $35.00 $18.75 $32.75  $32.75
- - --------------------------------------------------------------------------------
Capitalization and Yields
- - --------------------------------------------------------------------------------
Outstanding Shares**  19.86   32.22   24.48  19.72   22.43  53.26  24.20   26.53
Market Cap.***        $ 567   $ 753   $ 435  $ 407   $ 948 $1,152  $ 872   $ 959
Annual Dividend       $2.40   $1.64   $1.92  $1.68   $2.16  $1.39  $2.24   $2.40
Dividend Yield
  (12/15/95)          8.03%   7.01%  10.82%  8.14%   5.11%  6.43%  6.20%   6.64%
FFO 1995****          $2.65   $1.78   $2.25  $1.83   $3.15  $1.44  $2.67   $2.80
FFO Yield
  (12/15/95)          8.87%   7.61%  12.68%  8.87%   7.46%  6.66%  7.39%   7.75%
- - --------------------------------------------------------------------------------
Source: Salomon Brothers and Realty Stock Review; Annual Reports

*   Numbers in thousands (000) includes mall only
**  Numbers in millions
*** Funds From Operations is defined as net income (loss) before depreciation, amoritizatoin, other non-cash items, extrodinary items, gains or losses of assets and before minority interests in the Operating Partnership.

DDR - Development Diversified
FRT - Federal Realty Inv.
GRT - Glimcher Realty
JPR - JP Realty Inc.
KIM - Kimco Realty Corp.
NPR - New Plan Realty
VNO - Vornado Realty
WRI - Weingarten Realty

Outlook
    A review of various data sources reveals the intensity of the development community's efforts to serve a U.S. retail market that is still growing, shifting and evolving. It is estimated 25- 30 power centers appear to be capable of opening annually, generating more than 12 million square feet
of  new  space  per year.   That  activity is fueled by the locational needs of
key power center tenants, 27 of which indicated in recent year-end reports to shareholders an appetite for 900 new stores annually, an average of 30 new stores per firm.

    With a per capita GLA figure of 19 square feet, most analysts are  in
agreement that the country is already  over-stored.   As such,  new  centers
will become feasible through  the  following demand generators:

   - The gradual obsolescence of some existing retail locations and retail facilities;

   - The evolution of the locational needs and format preferences of various anchor tenants; and

   - Rising retail sales generated by increasing population and household levels.

    By the year 2000, total retail sales are projected to rise from $2.237 trillion in 1994 to almost $2.9 trillion; shopping center-inclined sales are projected to rise by $361 billion, from $1.194 trillion in 1994 to nearly $1.6 trillion in the year 2000. Those increases reflect annual compound growth rates of 4.1 percent and 4.5 percent, respectively, for the six-year period.

    On balance, we conclude that the outlook for the retail industry is one of cautious optimism. Because of the importance of consumer spending to the economy, the retail industry is one of the most studied and analyzed
segments of the economy.   One obvious  benefactor of the aggressive expansion
and promotional pricing which has characterized the industry is the consumer. There will continue to be an increasing focus on choosing the right format and merchandising mix to differentiate the product from the
competition and meet the needs of the consumer.   Quite obviously, many of the
nations' existing retail developments will find it difficult if not impossible to compete. Tantamount to the success of these older centers must
be a proper merchandising or   repositioning   strategy  that  adequately
considers   the feasibility   of  the  capital  intensive  needs   of   such an
undertaking.   Coincident  with all  of  the  change  which  will continue  to influence the industry is a general softening of investor bullishness. This will lead to a realization that the collective interaction of the fundamentals
of risk and reward now require   higher  capitalization  rates  and  long term
yield expectations in order to attract investment capital.



                GRAPHIC SHOWING OPERATING EXPENSE BUDGET (1996)

                   GRAPHIC SHOWING TENANT SALES REPORT (1995)

                 GRAPHIC SHOWING PRO-JECT LEASE ABSTRACT REPORT

              GRAPHIC SHOWING PRO-JECT PROLOGUE ASSUMPTIONS REPORT

                GRAPHIC SHOWING PRO-JECT TENANT REGISTER REPORT

                GRAPHIC SHOWING PRO-JECT LEASE EXPIRATION REPORT

     GRAPHIC SHOWING ENDS FULL DATA REPORT FOR PRIMARY AND TOTAL TRADE AREA

                GRAPHIC SHOWING REGIONAL MALL SALES (1991-1993)

              GRAPHIC SHOWING CUSHMAN & WAKEFIELD INVESTOR SURVEY


                      QUALIFICATIONS OF RICHARD W. LATELLA

Professional Affiliations
Member, American Institute of Real Estate Appraisers
  (MAI Designation #8346)

New York State Certified General Real Estate Appraiser #46000003892 Pennsylvania State Certified General Real Estate Appraiser #GA-001053-R
State of Maryland Certified General Real Estate Appraiser #01462
Minnesota Certified General Real Estate Appraiser #20026517
Commonwealth of Virginia Certified General Real Estate Appraiser #4001-003348 State of Michigan Certified General Real Estate Appraiser #1201005216

New Jersey Real Estate Salesperson (License #NS-130101-A)

Certified Tax Assessor - State of New Jersey

Affiliate Member - International Council of Shopping Centers, ICSC

Real Estate Experience
Senior Director, Retail Valuation Group, Cushman & Wakefield Valuation Advisory Services. Cushman & Wakefield is a national full service real estate organization and a Rockefeller Group Company. While Mr. Latella's experience has been in appraising a full array of property types, his principal focus is in the appraisal and counseling for major retail properties and specialty centers on a national basis. As Senior Director of Cushman & Wakefield's Retail Group his responsibilities include the coordination of the firm's national group of appraisers who specialize in the appraisal of regional malls, department stores and other major retail property types. He has personally appraised and consulted on in excess of 200 regional malls and specialty retail properties across the country.

Senior Appraiser, Valuation Counselors, Princeton, New Jersey, specializing in the appraisal of commercial and industrial real estate, condemnation analyses and feasibility studies for both corporate and institutional clients from July 1980 to April 1983.

Supervisor, State of New Jersey, Division of Taxation, Local
Property and Public Utility Branch in Trenton, New Jersey, as sisting and advising local municipal and property tax assessors throughout the state from June 1977 to July 1980.

Associate, Warren W. Orpen & Associates, Trenton, New Jersey, assisting in the preparation of appraisals of residential prop erty and condemnation analyses from July 1975 to April 1977.
Formal Education

Trenton State College, Trenton, New Jersey
  Bachelor of Science, Business Administration - 1977

As of the date of this report, Richard W. Latella, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.

                        QUALIFICATIONS OF BRIAN J. BOOTH

General Experience
    Brian  J. Booth joined Cushman & Wakefield Valuation Advisory
Services in 1995. Cushman & Wakefield is a national full service real estate organization.

    Mr.  Booth  previously worked for two  years  at  C.  Spencer
Powell & Associates in Portland, Oregon, where he was an associate appraiser. He worked on the analysis and valuation of numerous properties including, office buildings, apartments, industrials, retail centers, vacant land, and special purpose properties.

Academic Education
Bachelor of Science (BS)           Willamette University (1993)
Major: Business-Economics          Salem, Oregon

Study Overseas (Spring 1992)       London University
                                   London, England
Appraisal Education
110   Appraisal Principles                      Appraisal Institute  1993
120   Appraisal Procedures                      Appraisal Institute  1994
310   Income Capitalization                     Appraisal Institute  1994
320   General Applications                      Appraisal Institute  1994
410   Standards of Professional Practice A      Appraisal Institute  1993
420   Standards of Professional Practice B      Appraisal Institute  1993

Professional Affiliation
Candidate MAI, Appraisal Institute

                         QUALIFICATIONS OF JAY F. BOOTH

General Experience
    Jay F. Booth joined Cushman & Wakefield Valuation Advisory Services in August 1993. As an associate appraiser, Mr. Booth is currently working with Cushman & Wakefield's Retail Valuation Group, specializing in regional shopping malls and all types of retail product. Cushman & Wakefield, Inc. is a national full service real estate organization.

    Mr. Booth previously worked at Appraisal Group, Inc. in Portland, Oregon where he was an associate appraiser. At AGI, he assisted in the valuation of numerous property types, including office buildings, apartments, industrials, retail centers, vacant land, and special purpose properties.
Academic Education

Master of Science in Real Estate (MSRE) --        New York University (1995)
Major: Real Estate Valuation & Analysis           New York, New York

Bachelor of Science (BS) --        Willamette University (1991)
Majors: Business-Economics, Art    Salem, Oregon

Study Overseas (Fall 1988) --      Xiamen University, Xiamen, China;
                                   Kookmin University, Seoul, South Korea;
                                   Tokyo International, Tokyo, Japan
Appraisal Education

    As of the date of this report, Jay F. Booth has successfully completed all of the continuing education requirements of the Appraisal Institute.

Professional Affiliation
Certified General Appraiser, State of New York No. 46000026796
Candidate MAI, Appraisal Institute No. M930181
YAC, Young Advisory Council, Appraisal Institute


                              PARTIAL CLIENT LIST

                          VALUATION ADVISORY SERVICES

                           CUSHMAN & WAKEFIELD, INC.

                                    NEW YORK

               PROFESSIONALS ARE JUDGED BY THE CLIENTS THEY SERVE


VALUATION ADVISORY SERVICES enjoys a long record of service in a confidential capacity to nationally prominent institutional and corporate clients, investors, government agencies and many of the nations largest law firms. Following is a partial list of clients served by members of VALUATION ADVISORY SERVICES - NEW YORK OFFICE.

Aetna
Air Products and Chemicals, Inc.
Aldrich, Eastman & Waltch, Inc.
Allegheny-Ludlam Industries
AMB Institutional Realty Advisors
America First Company
American Bakeries Company
American Brands, Inc.
American District Telegraph Company
American Express
American Home Products Corporation
American Savings Bank
Apple Bank
Apple South
Archdiocese of New York
Associated Transport
Atlantic Bank of New York
AT&T
Avatar Holdings Inc.
Avon Products, Inc.

Bachner, Tally, Polevoy, Misher & Brinberg
Baer, Marks, & Upham
Balcor Inc.
BancAmerica
Banca Commerciale Italiana
Banco de Brasil, N.A.
Banco Santander Puerto Rico
Banque Paribas
Baker & Mackenzie
Bank of America
Bank of Baltimore
Bank of China
Bank of Montreal
Bank of New York
Bank of Nova Scotia
Bank of Seoul
Bank of Tokyo Trust Company
Bank Leumi Le-Israel
Bankers Life and Casualty Company
Bankers Trust Company
Banque Indosuez
Barclays Bank International, Ltd.
Baruch College
Battery Park City Authority
Battle, Fowler, Esqs.
Bayerische Landesbank
Bear Stearns
Berkshire
Bertlesman Property, Inc.
Betawest Properties
Bethlehem Steel Corporation
Bloomingdale Properties
Borden, Inc.
Bowery Savings Bank
Bowest Corporation
Brandt Organization
Brooklyn Hospital
BRT Realty Trust
Burke and Burke, Esqs.
Burmah-Castrol

Cadillac Fairview
Cadwalader, Wickersham & Taft
Caisse National DeCredit
Campeau Corporation
Campustar
Canadian Imperial Bank of Commerce
Canyon Ranch
Capital Bank
Capital Cities-ABC, Inc.
Care Incorporated
Carter, Ledyard & Milburn
Chase Manhattan Bank, N.A.
Chemical Bank Corporation
Chrysler Corporation
C. Itoh & Company
Citibank, NA
Citicorp Real Estate
City University of New York
Clayton, Williams & Sherwood
Coca Cola, Inc.
Cohen Brothers
College of Pharmaceutical Sciences
Collegiate Church Corporation
Columbia University
Commonwealth of Pennsylvania
Consolidated Asset Recovery Company
Consolidated Edison Company of New York, Inc.
Continental Realty Credit, Inc.
Copley Real Estate Advisors
Corning Glass Works
Coudert Brothers
Covenant House
Cozen and O'Connor
Credit Agricole
Credit Lyonnais
Credit Suisse
Crivello Properties
CrossLand Savings Bank
CSX

Dai-Ichi Kangyo Bank
Dai-Ichi Sempei Life Insurance
Daily News, Inc.
Daiwa Securities
Dart Group Corporation
David Beardon & Company
Davidoff & Malito, Esqs
Dean Witter Realty
Debevoise & Plimpton
DeMatteis Organization
Den Norske Bank
Deutsche Bank
DiLorenzo Organization
Dime Savings Bank
Dodge Trucks, Inc.
Dollar/Dry Dock Savings Bank
Donovan, Leisure, Newton & Irvine
Dreyer & Traub
Dun and Bradstreet, Inc.

Eastdil Realty Advisors
East New York Savings Bank
East River Savings Bank
East Rutherford Industrial Park
Eastman Kodak Company
Eaton Corporation
Eichner Properties, Inc.
Ellenburg Capital Corporation
Emigrant Savings Bank
Empire Mutual Insurance Company
Endowment Realty Investors
Enzo Biochem, Inc.
Equitable Life Assurance Society of America
Equitable Real Estate
European American Bank

F.S. Partners
Famolare, Inc.
Farwest Savings & Loan Association
Federal Asset Disposition Authority
Federal Deposit Insurance Company
Federal Express Corporation
Federated Department Stores, Inc.
Feldman Organization
Fidelity Bond & Mortgage Company
Findlandia Center
First Bank
First Boston
First Chicago
First National Bank of Chicago
First Nationwide Bank
First New York Bank for Business
First Tier Bank
First Winthrop
Fisher Brothers
Fleet Bank
Flying J, Inc.
Foley and Lardner, Esqs.
Ford Bacon and Davis, Inc.
Ford Foundation
Ford Motor Company
Forest City Enterprises
Forest City Ratner
Forum Group, Inc.
Franchise Finance Corporation of America
Fried, Frank, Harris, Shriver & Jacobson
Friendly's Ice Cream Corporation
Fruehauf Trailer Corporation
Fuji Bank
Fulbright & Jaworski

G.E. Capital Corporation
General Electric Credit Corporation
General Motors Corporation
Gerald D. Hines Organization
Gibson Dunn and Crutcher
Gilman Paper
Gladstone Equities
Glimcher Company
Glynwed, Ltd.
Goldman, Sachs & Co.
Greater New York Savings Bank
Greycoat Real Estate Corp.
Greyhound Lines Inc.
Grid Properties
GTE Realty
Gulf Coast Restaurants
Gulf Oil

HDC
HRO International
Hammerson Properties
Hanover Joint Ventures, Inc.
Hartz Mountain Industries
Hawaiian Trust Company, Ltd.
Hertz Corporation
Home Federal
Home Savings of America
HongKong & Shanghai Banking Corporation
Horn & Hardart
Huntington National Bank
Hypo Bank

IDC Corporation
Ideal Corporation
ING Corporation
Integon Insurance
International Business Machines Corporation
International Business Machines Pension Fund
International Telephone and Telegraph Corporation
Investors Diversified Services, Inc.
Iona College
Irish Intercontinental Bank
Irish Life Assurance
Israel Taub
Isetan of America, Inc.

J & W Seligman & Company, Inc.
JMB Realty
J. B. Brown and Sons
J. C. Penney Company, Inc.
J. P. Morgan
Jamaica Hospital
James Wolfenson & Company
Jerome Greene, Esq.
Jewish Board of Family & Children's Services
Jones Lang Wootton

K-Mart Corporation
Kelly, Drye and Warren, Esqs.
Kennedy Associates
Key Bank of New York
Kerr-McGee Corporation
Kidder Peabody Realty Corp.
Kitano Arms Corporation
Knickerbocker Realty
Koeppel & Koeppel
Kronish, Lieb, Weiner & Hellman
Krupp Realty
Kutak, Rock and Campbell, Esqs.

Ladenburg, Thalman & Co.
Lans, Feinberg and Cohen, Esqs.
Lands Division, Department of Justice
Lazard Freres
LeBoeuf, Lamb, Greene & MacRae
Lefrak Organization
Lehman Brothers
Lennar Partners
Lepercq Capital Corporation
Lexington Corporate Properties
Lexington Hotel Corporation
Lincoln Savings Bank
Lion Advisors
Lomas & Nettleton Investors
London & Leeds
Long Term Credit Bank of Japan, Ltd.
Lutheran Church of America
Lynton, PLC

Macluan Capital Corporation
Macy's
MacAndrews and Forbes
Mahony Troast Construction Company
Manhattan Capital Partners
Manhattan College
Manhattan Life Insurance
Manhattan Real Estate Company
Manufacturers Hanover Trust Company
Marine Midland Bank
Mason Tenders
Massachusetts Mutual Life Insurance Company
May Centers, Inc.
Mayer, Brown, Platt
McDonald's Corporation
McGinn, Smith and Company
McGrath Services Corporation
MCI Telecommunications
Mellon Bank
Memorial Sloan-Kettering Cancer Center
Mendik Company
Mercedes-Benz of North America
Meridian Bank
Meritor Savings Bank
Merrill Lynch Hubbard
Merchants Bank
Metropolis Group
Metropolitan Life Insurance Company
Metropolitan Petroleum Corporation
Meyers Brothers Parking System Inc.
Michigan National Corp.
Milbank, Tweed
Millennium Partners
Miller, Montgomery, Sogi and Brady, Esqs.
Mitsui Fudosan - New York Inc.
Mitsui Leasing, USA
Mitsubishi Bank
Mitsubishi Trust & Banking Corporation
Mobil Oil Corporation
Moody's Investors Service
Moran Towing Corporation
Morgan Guaranty
Morgan Hotel Group
Morse Shoe, Inc.
Moses & Singer
Mountain Manor Inn
Mudge Rose Guthrie Alexander & Ferdon, Esqs.
Mutual Benefit Life
Mutual Insurance Company of New York

National Audubon Society, Inc.
National Bank of Kuwait
National Can Company
National CSS
National Westminster Bank, Ltd.
Nelson Freightways
Nestle's Inc.
New York Bus Company
New York City Division of Real Property
New York City Economic Development Corporation
New York City Housing Development Authority
New York City School Construction Authority
New York Life Insurance Company
New York State Common Fund
New York State Employee Retirement System
New York State Parks Department
New York State Teachers
New York State Urban Development Corporation
New York Telephone Company
New York Urban Servicing Company
New York Waterfront
Niagara Asset Corporation
Nippon Credit Bank, Inc.
Nomura Securities
Norcross, Inc.
North Carolina Department of Insurance
NYNEX Properties Company

Olympia and York, Inc.
Orient Overseas Associates
Orix USA Corporation
Otis Elevator Company
Owens-Illinois Corporation

PaineWebber, Inc.
Pan American World Airways, Inc.
Paul, Weiss, Rifkind
Park Tower Associates
Parke-Davis and Company
Paul Weiss Rifkind, Esqs.
Penn Central Corporation
Penn Mutual Life Insurance Company
Pennsylvania Retirement Fund
Penthouse International
Pepsi-Cola Company
Peter Sharp & Company
Petro Stopping Center
Pfizer International, Inc.
Philip Morris Companies, Inc.
Philips International
Phoenix Home Life
Pittston Company
Polyclinic Medical School and Hospital
Port Authority of New York and New Jersey
Postel Investment Management
Prentiss Properties Realty Advisors
Procida Organization
Proskauer Rose Goetz and Mandelsohn, Esqs.
Provident Bank
Prudential Securities
Pyramid Company

Rabobank Nederland
Ratner Group
RCA Corporation
Real Estate Recovery
Realty Income Corporation
Remson Partners
Republic Venezuela Comptrollers Office
Revlon, Inc.
Rice University
Richard Ellis
Richards & O'Neil
Ritz Towers Hotel Corporation
River Bank America
Robert Bosch Corporation
Robinson Silverman Pearce Aron
Rockefeller Center, Inc.
Rockefeller Center Properties
Roman Catholic Diocese of Brooklyn
Roosevelt Hospital
Rosenman & Colin
Royal Bank of Scotland
RREEF
Rudin Management Co., Inc.

Saint Vincent's Medical Center of New York
Saks Fifth Avenue
Salomon Brothers Inc.
Salvation Army
Sanwa Bank
SaraKreek USA
Saxon Paper Corporation
Schroder Real Estate Associates
Schulman Realty Group
Schulte, Roth & Zabel
BDO Seidman
Seaman Furniture Company, Inc.
Security Pacific Bank
Semperit of America
Sentinel Realty Advisors
Service America Corp.
Shea & Gould, Esqs.
Shearman and Sterling, Esqs.
Shearson Lehman American Express
Shidler Group
Sidley & Austin
Silver Screen Management, Inc.
Silverstein Properties, Inc.
Simpson, Thacher and Bartlett, Esqs.
Skadden, Arps, Slate, Meagher & Flom
Smith Barney
Smith Corona Corporation
Sol Goldman
Solomon Equities
Sonnenblick-Goldman
Southtrust Bank of Alabama
Spitzer & Feldman, PC
Stahl Real Estate
Standard & Poors
State Teachers Retirement System of New York
State Teachers Retirement System of Ohio
Stauffer Chemical Corporation
Stephens College
Sterling Drug, Inc.
Stroheim and Roman, Inc.
Stroock and Stroock and Lavan, Esqs.
Sullivan and Cromwell, Esqs.
Sumitomo Life Realty
Sumitomo Mutual Life Insurance Company
Sumitomo Trust Bank
Sun Oil Company
Sutherland, Asbill & Brennan
Swiss Bank Corporation

Tenzer Greenblat, Esqs.
Textron Financial
Thatcher, Proffitt, Wood
The Shopco Group
Thomson Information/Publishing
Thurcon Properties, Ltd.
Tobishima Associates
Tokyo Trust & Banking Corporation
Transworld Equities
Travelers Realty, Inc.
Triangle Industries
TriNet Corporation

UBS Securities Inc.
UMB Bank & Trust Company
Unibank
Union Bank of Switzerland
Union Carbide Corporation
Union Chelsea National Bank
United Bank of Kuwait
United Fire Fighters of New York
United Parcel Service
United Refrigerated
United States District Court, Southern District of New York
United States Life Insurance
United States Postal Service
United States Trust Company
Upward Fund, Inc.
US Cable Corp.

Vanity Fair Corporation
Verex Assurance, Inc.
Victor Palmieri and Company, Inc.
Village Bank
Vornado Realty Trust

W.P. Carey & Company, Inc.
Wachtell, Lipton, Rosen & Katz, Esqs.
Waterfront New York Realty Corporation
Weil, Gotshal & Manges
Weiss, Peck & Greer
Wells Fargo & Co.
Westpac Banking Corporation
Western Electric Company
Western Union International
Westinghouse Electric Corporation
White & Case
Wilkie Farr and Gallagher, Esqs.
William Kaufman Organization
Windels, Marx, Davies & Ives
Winthrop Financial Associates
Winthrop Simston Putnam & Roberts
Witco Corporation
Wurlitzer Company

Yarmouth Group